8/7

07025806

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antofagasta

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

FILE NO. 82- 04987

FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 8/8/07

ANTOFAGASTA

Annual Report and Financial Statements 2006

Contents

Directors and Advisors

Directors

J-P Luksic	Chairman
C H Bailey	Non-Executive
G S Menendez	Non-Executive
P J Adeane	Non-Executive (retired 29.9.2006)
R F Jara	Non-Executive
D E Yarur	Non-Executive
G A Luksic	Non-Executive
J W Ambrus	Non-Executive
J G Claro	Non-Executive
W M Hayes	Non-Executive (appointed 29.9.2006)

Company Secretary

Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors

Deloitte & Touche LLP

Solicitors

Clifford Chance LLP

Financial Advisors

N M Rothschild & Sons
HSBC Investment Bank

Stockbrokers

Merrill Lynch International
JPMorgan Cazenove Ltd

Banker

The Royal Bank of Scotland plc

Registrars and Transfer Office

Computershare Investor Services PLC
PO Box 82, The Pavilions,
Bridgwater Road, Bristol BS99 7NH

Registered Office

5 Princes Gate, Knightsbridge,
London SW7 1QJ, United Kingdom
Tel: +44(0) 207 808 0988
Fax: +44(0) 207 808 0986

Santiago Office

Antofagasta Minerals S.A.
Ahumada 11 – Piso 6,
Santiago, Chile
Tel: +562 (02) 377 5000
Fax: +562 (02) 377 5096

Registered Number

1627889

Website

www.antofagasta.co.uk

Highlights of 2006

- Profit before tax up 86% to US$2,859 million
- Net earnings up 87% to US$1,354 million
- Total dividend for the year up 119% to US 48.2 cents per share
- Copper production of 465,500 tonnes, 0.4% below 2005
- Molybdenum production increased by 13% to 9,800 tonnes
- Average LME copper price up 83% to US 305.3 cents per pound
- Average market molybdenum price US$24.8 per pound, 22.5% below 2005
- Group weighted average cash costs* (net of by-product credits) of US 40.2 cents per pound (2005 – US 13.9 cents per pound) due to lower by-product credits, higher price participation with smelters and higher on-site costs
- Strong results from transport and water businesses
- Acquisition of Equatorial Mining has increased ownership of El Tesoro to 100% and consolidates the Group's position in the Sierra Gorda exploration area
- Los Pelambres plant expansion to 140,000 tpd completed ahead of schedule
- Esperanza project feasibility study to be completed by the end of April 2007
- Acquisition of new exploration interests in Pakistan, Colombia and Ecuador

* Cash costs are a measure of the cost of operational production expressed in terms of US cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates for Los Pelambres. Cash costs exclude depreciation, financial income and expenses, hedging gains and losses, exchange gains and losses and corporation tax for all three mines. By-product calculations do not take into account unrealised mark-to-market gains for molybdenum at the beginning or end of each period.

Highlights of 2006

	US Dollars 2006 US$m	2005 US$m	Sterling[1] 2006 £m	2005 £m
Turnover	**3,870.0**	2,445.3	**2,104.9**	1,344.7
EBITDA[2]	**2,957.3**	1,674.1	**1,608.5**	920.6
Profit before tax	**2,859.0**	1,536.3	**1,555.0**	844.8
Net earnings[3]	**1,354.3**	725.8	**736.6**	399.1
Capital expenditure	**539.0**	186.3	**293.2**	102.4
Net assets	**3,948.1**	2,763.0	**2,017.5**	1,608.4

	2006 US cents	2005 US cents	2006 pence	2005 pence
Earnings per share[4]	**137.4**	73.6	**74.7**	40.5

Dividend per ordinary share proposed in relation to year[4], [5]		2006 US cents	2005 US cents
Ordinary dividend	– interim	**3.2**	3.2
	– final	**5.0**	4.8
Special dividend	– interim	**2.0**	–
	– final	**38.0**	14.0
Total		**48.2**	22.0

(1) The sterling numbers are for illustrative purposes only. For 2006, an average rate of £1 = US$1.8386 (2005 – US$1.8185) has been used for the income statement and capital expenditure and a year-end rate of £1 = US$1.9569 (2005 – US$1.7179) has been used for the balance sheet.

(2) EBITDA refers to Earnings Before Interest, Tax, Depreciation and Amortisation (defined in Note 5(a)(i)(vii)) to the financial statements on page 92). EBITDA is reconciled to operating profit from subsidiaries and joint ventures in the Financial Review on page 26.

(3) Net earnings refer to profit for the financial year attributable to equity holders of the Company.

(4) Earnings per share and dividends per share have been restated for the effects of the 4-for-1 bonus issue on 19 June 2006.

(5) Dividends are paid in either sterling or US dollars. The conversion rate for final dividends to be paid in sterling will be set on 15 May 2007.


460.7
471.8
498.4
467.3
465.5
'02 '03 '04 '05 '06

Group copper production
'000 tonnes


7.8
8.7
7.9
8.7
9.8
'02 '03 '04 '05 '06

Group molybdenum production
'000 tonnes


70.7
80.7
130.0
167.1
305.3
'02 '03 '04 '05 '06

LME copper price
US cents per pound


3.7
5.3
16.2
32.0
24.8
'02 '03 '04 '05 '06

Molybdenum market price
US dollars per pound


71.6
83.9
140.2
185.2
329.5
'02 '03 '04 '05 '06

Realised copper price
US cents per pound[1]


38.9
36.4
24.3
13.9
40.2
'02 '03 '04 '05 '06

Group cash costs
US cents per pound[1]


758.1
978.0
1,942.1
2,445.3
3,870.0
'02 '03 '04 '05 '06

Turnover
US$ million[2]


349.7
524.3
1,356.7
1,674.1
2,957.3
'02 '03 '04 '05 '06

EBITDA
US$ million[2]


176.8
357.2
1,198.5
1,536.3
2,859.0
'02 '03 '04 '05 '06

Profit before tax
US$ million[2]


64.4
92.9
81.2
186.3
539.0
'02 '03 '04 '05 '06

Capital expenditure
US$ million


9.8
18.3
58.8
73.6
137.4
'02 '03 '04 '05 '06

Earnings per share
US cents[2], [6]


5.6
7.0
15.8
22.0
48.2
'02 '03 '04 '05 '06

Dividends per share
US cents[3], [4], [5], [6]

[1] Realised copper prices are determined by comparing revenues from copper sales (grossed up for tolling charges for concentrates) with sales volumes for each mine in the year and are further explained on page 35. Cash costs are an industry measure of the cost of production and are further explained in the footnote on page 3.

[2] Information for the years 2004 to 2006 is stated under IFRS. Information for the years 2002 and 2003 is stated under UK GAAP based on the 2004 financial statements, without adjustment for any changes in UK GAAP which would have applied in 2005 or 2006.

[3] Dividends per share refers to the ordinary dividend per share proposed in relation to each year and does not relate to the amount deducted from equity under IFRS.

[4] The lighter colour part denotes the special dividends of US 8.0 cents in 2004, US 14.0 cents in 2005 and US 40.0 cents in 2006. Excluding the special dividends, the ordinary dividend per share proposed in relation to each year was US 7.8 cents in 2004, US 8.0 cents in 2005 and US 8.2 cents in 2006.

[5] The 2003 dividend per share excludes the dividend in specie of shares ('the demerger dividend'). Ordinary shareholders in the Company received one share in Andsberg Limited for each share held in the Company on 1 October 2003. The Andsberg shares carried a redemption value until 30 October 2003 of US 22.2 cents per share (restated). Andsberg's principal asset was the Group's 33.6% investment in Quiñenco S.A.

[6] Earnings per share and dividends per share have been restated for the effects of the 4-for-1 bonus issue on 19 June 2006.

Chairman's Review


Chile
Head Office
Santiago
Operations*
Los Pelambres
(324 k tonnes copper and 9.8 k tonnes molybdenum)
El Tesoro
(94 k tonnes copper)
Michilla
(47 k tonnes copper)
FCAB and Aguas de Antofagasta
Projects and Exploration
Esperanza
Antucoya-Buey Muerto
Exploration in Sierra Gorda District
Pelambres expansion studies and exploration
United Kingdom
Registered Office
London
Colombia
Exploration
Joint venture with AngloGold Ashanti
Ecuador
Exploration
Joint venture with Ascendant Copper (Chaucha Project)
Other exploration targets
Pakistan
Exploration
Joint venture with Barrick Gold at Reko Diq
*Figures relate to 2006 production

Geographical locations – operations, projects and exploration

Geographical analysis of turnover by location of customer
US$ million


8.1
UK
396.5
Switzerland
877.1
Rest of Europe
407.5
Chile
165.2
Rest of Latin America
472.7
North America
1,008.2
Japan
534.7
Rest of Asia

Total turnover – US$3,870.0 million

Overview

Group Performance

The Group produced record results against a background of optimum market conditions. Profit before tax was up 86.1 per cent to US$2,859.0 million (2005 – US$1,536.3 million) with earnings per share up 86.7 per cent to US 137.4 cents (2005 – US 73.6 cents). LME copper prices averaged US 305.3 cents per pound (2005 – US 167.1 cents per pound), an increase of 82.7 per cent, which in real terms is the highest it has been since 1966. Molybdenum market prices settled at US$24.8 per pound, still a historically high price but down from the average of US$32.0 per pound in 2005. Payable copper production fell marginally to 465,500 tonnes from 467,300 tonnes in 2005 due to lower grades as anticipated. Molybdenum production increased from 8,700 tonnes in 2005 to 9,800 tonnes. Group cash costs rose significantly during the year to US 40.2 cents per pound from US 13.9 cents per pound in 2005 due to several factors including increased treatment and refining charges, higher price participation with smelters, lower by-product credits from molybdenum and higher on-site costs.

During 2006 the Group continued to develop and expand its mining operations. Los Pelambres, which produced 324,200 tonnes of payable copper, marginally ahead of 2005, increased throughput capacity at the concentrator from 125,000 tonnes per day to 140,000 tonnes per day. Construction of the Mauro tailings dam moved ahead with completion scheduled for the last quarter of 2007. Preliminary results from the first stage of an exploration programme focused to the south east of the Los Pelambres orebody in order to identify additional resources have been encouraging. El Tesoro produced 94,000 tonnes of cathodes after increasing its throughput to counter lower ore grades and lower recovery rates. Michilla produced 47,300 tonnes of cathodes, 1.9 per cent above 2005, with increasing throughput and higher recovery rates.

The Esperanza project is now near to completion of its feasibility study and expects to submit an Environmental Impact Assessment (EIA) in the near future. Following environmental and board approvals, Esperanza is expected to be developed as a copper-gold mine producing an average of 175,000 tonnes of payable copper in concentrate and 197,000 ounces of gold annually over the first 13 years of its mine life. Molybdenum production after year four is also expected.

Two acquisitions were completed during the year:

- the purchase of Tethyan Copper Company Limited ("Tethyan"), registered in Australia, and the subsequent joint venture arrangement with Barrick Gold Corporation; and

- the purchase of Equatorial Mining Limited, whose principal asset was a 39 per cent interest in El Tesoro, increasing the Group's interest in this mine to 100 per cent.

The Group's transport and water divisions produced very favourable results. FCAB's road and rail networks increased their overall tonnage carried and Aguas de Antofagasta (ADASA) increased sales of water to both its domestic customers and industrial users.

Economic Background

The Chilean economy grew strongly in 2006 buoyed by the exceptional value of exports of copper and other metals which increased 45 per cent to US$59 billion generating a trade surplus of US$23 billion and a current account surplus estimated at US$5 billion. The pace of growth in domestic investment, however, was subdued in response to a perception among medium-sized and smaller businesses of a decline in marginal returns and consumption growth continued to be restrained by concerns over unemployment. The outcome was an increase in GDP of 4.0 per cent, marginally below initial expectations.

The public accounts were boosted by the receipt of exceptionally high tax payments from both the private mining sector – even before the new royalty tax payable from 1 January 2006 – and from Codelco, the state owned company and world's largest copper producer. The Government recorded a surplus equivalent to 7.9 per cent of GDP and decided to invest these funds mainly outside Chile in order to provide a reserve for future government expenditure. A small part of the surplus has been employed to pre-pay public debt. The Banco Central's inflation-targeting approach held consumer price inflation to 3.4 per cent in 2006, despite a slight weakening of the peso against the US dollar and the high oil prices towards the year end. Short and long term interest rates remain low by the standards of recent history.

President Bachelet's left of centre Government, which took office in March 2006, appears committed to maintain the macro-economic stability established by Chile over the last 20 years although there is little expectation that it will introduce micro-economic reforms since fiscal revenues are so strong at the present time.

Prospects for 2007 are positive. Prices for most of Chile's commodity exports are still high. Salaried employment is expected to increase further in Chile this year, supporting consumption growth, and it is anticipated that Government spending will increase, particularly in infrastructure, reflecting continuing strong revenues.

The international economic environment remains favourable with sustained growth in China and other Asian countries and evidence of a tentative recovery in some of the larger European economies offsetting a slowdown in the United States. However there are signs that the international economic cycle which led to the recent strong rise in commodity prices may have peaked as central banks grow more sensitive to asset price inflation and its consequences and raise short-term interest rates. It is likely that global economic growth will now see some consolidation at lower levels.

World copper consumption


millions of tonnes
20
15
10
5
0
13.2
13.5
14.4
15.2
14.7
15.1
15.7
16.9
16.9
17.6
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06

Source – Bloomsbury Minerals Economics.

LME copper price


US cents per pound
350
300
250
200
150
100
50
0
103.3
75.0
71.3
82.3
71.6
70.7
80.7
130.0
167.1
305.3
269.5
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07*

*Represents first three months of 2007 only.

Copper Market

Copper prices continued to trend higher in 2006 rising from US 206 cents per pound at the start of the year to US 285 cents per pound at the year end, an increase of over 38 per cent, and averaged US 305 cents per pound for the year.

Notwithstanding a slowing in the US economy, particularly in the housing construction sector, demand continued to grow supported by China which now accounts for over 22 per cent of world consumption. Other factors contributing to the rise in copper prices were lower than expected production at various mines due to strikes, and supply chain disruptions. Market fundamentals changed in the last quarter as production increased and scrap, responding to high prices, became more readily available.

This oversupply situation reversed rapidly in the first quarter of 2007 as China, it appears, finished de-stocking and producers struggled to hold production at the 2006 last quarter levels. It is possible that a deficit market could re-occur in the second quarter of 2007 which is normally the peak consumption period.

Overall inventories of refined copper are still at historically low levels of about two and a half weeks consumption and concentrate inventories have fallen below last year's levels. The consensus view is that most stocks have been consumed and working stocks at smelters are below desired levels. Supply growth is expected to increase by 4.5 per cent but could again fall short of expectations due to the challenges that the mining industry is facing such as declining grades, limited availability of mining equipment, uncertainty on power and water supplies and, in some cases, shortages of skilled labour. Increased environmental regulations are causing delays to mine expansions and new mine production. On the other hand, demand is expected to continue growing at a rate close to 3.5 per cent which may be an underestimate as the effect of any re-stocking could put pressure on the market which is nearly balanced.

The outlook for copper prices, supported by fundamentals, remains strong and market commentators forecast an average price of over US 260 cents per pound for 2007, continuing at a similar level in 2008.

Molybdenum Market

Molybdenum prices eased back gradually to average US$24.8 per pound in 2006 compared to US$32.0 per pound in 2005, but offtake remains strong for molybdenum, particularly for steel and alloys. Prices may again return to the high levels of 2005 due to continued robust demand in the present situation of low inventories and negligible supply growth.

No significant increases in production are expected during 2007 as the main producers in Chile and Peru, representing 30 per cent of world production, foresee a reduction of up to 10 per cent in their output. Increased molybdenum production from the United States, Canada, Mexico and possibly China is expected to add only 2.5 per cent to total world production. The vulnerability of the market to supply problems could, therefore, push prices to exceed US$30.0 per pound during the coming months.

Molybdenum market price


US$
per pound
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
4.3
3.4
2.7
2.6
2.4
3.7
5.3
16.2
32.0
24.8
26.2
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07*

*Represents first three months of 2007 only.

Mining

Antofagasta Minerals S.A. – AMSA

(100 per cent owned)
AMSA is the corporate centre of the mining side of the Group's business with overall responsibility for developing and implementing the strategy for managing the mining assets. In addition AMSA is charged with finding, evaluating and developing new projects and business opportunities across the mining group.

AMSA also provides legal and financial services to Antofagasta's mining, transportation and water operations and manages the marketing and sales of the mining division.

Los Pelambres (60 per cent owned)

Los Pelambres achieved its best ever results in 2006 due to record copper prices, historically strong molybdenum prices and good production figures.

Operating profits increased to US$2,223.7 million from US$1,350.4 million in 2005 as LME copper prices averaged US 305.3 cents per pound and molybdenum prices averaged US$24.8 per pound. The company was able to pay US$1,450.0 million in dividends to its shareholders.

Production of payable copper was 324,200 tonnes in 2006 compared to 322,800 tonnes in 2005 with an improved copper grade of 0.81 per cent compared to 0.80 per cent last year. Molybdenum production increased by 13 per cent to 9,800 tonnes from 8,700 tonnes due to higher grades of 0.028 per cent compared to 0.022 per cent and better recovery rates. The average price of molybdenum for 2006 was US$24.8 per pound against US$32.0 per pound in 2005.

Los Pelambres still ranks among the ten lowest cost copper producers in the world although cash costs increased sharply to US 16.4 cents per pound compared to a negative US 17.1 cents per pound in 2005 – due mainly to lower molybdenum by-product credits.

Selected data for Los Pelambres


324.6
326.7
350.6
322.8
324.2
34.9
29.3
7.9
(17.1)
16.4
7.8
8.7
7.9
8.7
9.8
'02
'03
'04
'05
'06
Copper production ('000 tonnes)
Molybdenum production ('000 tonnes)
Cash costs (US cents per pound)


110.5
113.3
125.9
128.1
127.4
0.91
0.91
0.88
0.80
0.81
'02
'03
'04
'05
'06
Plant throughput (000' tonnes per day of ore)
Copper grade (per cent)

Los Pelambres


RIO CHOAPA
ILLAPEL
Los Pelambres
CHOAPA
PIUQUENES
CUNCUMEM
SALAMANCA
LOS VILOS

The US$180 million concentrator plant expansion project initiated in mid 2005 to boost ore throughput from 125,000 tonnes per day to 140,000 tonnes per day was substantially completed on schedule and under budget. The repowering of the two SAG mills, the installation of a fifth ball mill and additional flotation cells contributed to higher production earlier than expected for 2006. The feasibility study for a further expansion to 175,000 tonnes per day throughput within the existing environmental approval will be completed by mid-2007.

The first stage of a two year exploration programme to identify additional resources beyond the present 2.9 billion tonnes has been encouraging. Preliminary indications show the existence of a potential copper-gold porphyry adjacent and south-east of the Los Pelambres orebody and a molybdenum zone may be discovered.

No major accidents occurred at Los Pelambres in 2006 and the mine was awarded for the third time in six years the highest Certificate for Safety by the Servicio Nacional de Geología y Minería.

Los Pelambres will enter wage negotiations with its mine and port union in September 2007 and with its plant union in July 2008. Labour agreements in Chile are for a minimum period of two years and a maximum period of four years.

Copper production in 2007 is expected to be 321,000 tonnes with a grade of 0.74 per cent copper, slightly down on 2006 because of a larger percentage of harder rock. Molybdenum production is expected to increase from 9,800 tonnes to 11,000 tonnes in 2007.

El Mauro Tailings Dam

The Mauro dam, which will provide storage capacity for the tailings from the 2 billion tonnes of ore reserves at Los Pelambres, is 80 per cent complete with cumulative costs of US$323 million incurred by the end of 2006. This will support the mine life to 2047 at current production levels.

Project costs have risen substantially, mainly in the areas of steel, energy and mining equipment while labour costs in US dollars have risen due to the continued strengthening of the Chilean peso. Final costs for the Mauro dam are expected to be in the region of US$534 million (before any further appreciation of the Chilean peso), a substantial increase over the original budget due to the factors mentioned above but also because of permitting delays and inferior rock quality encountered in two of the three tunnels totalling 8.4 kms.

Los Pelambres has been mindful of its responsibilities in the region spending over US$25 million on improvements to infrastructure for the local communities and on providing aid and assistance to local farmers and small businesses affected by this project.

In November 2006, the Court of Appeals of Santiago upheld a challenge by claimants in the Pupio Valley against the Chilean Water Authority (Direccion General de Aguas) in relation to the granting of one of the sectoral permits relating to the El Mauro tailings dam. In December, however, the Court of Appeals rejected a second request by the claimants that work on the dam should be suspended and confirmed that Los Pelambres was entitled to continue construction pending a final resolution by the Chilean Supreme Court, to whom Los Pelambres had appealed, as an affected party, together with the Direccion General de Aguas. Management of Los Pelambres continues to believe that all the technical and legal permits it has received have been correctly applied for and granted and is confident that this view will be upheld by the Chilean Supreme Court. Construction is continuing on schedule. There are other claims at first instance currently in the Chilean courts against third parties (either governmental authorities or former owners of land in the El Mauro area). These claims are not against Los Pelambres but in some instances the company has participated in these legal procedures in case an eventual judgement affects the project.

The Mauro project, which began in late 2004, is expected to be completed in the last quarter of 2007.

Selected data for El Tesoro


84.3
92.4
97.8
98.1
94.0
40.8
42.4
52.4
66.1
78.6
'02
'03
'04
'05
'06
Copper production ('000 tonnes)
Cash costs (US cents per pound)


20.5
22.1
25.4
27.2
28.7
1.50
1.46
1.35
1.23
1.16
'02
'03
'04
'05
'06
Plant throughput ('000 tonnes per day of ore)
Copper grade (per cent)

El Tesoro

(100 per cent owned – from 24 August 2006)

El Tesoro produced 94,000 tonnes of Grade A cathode in 2006, compared to 98,100 tonnes in 2005. The decrease resulted from lower ore grades of 1.16 per cent down from 1.23 per cent in 2005 despite the increase of 5.5 per cent in throughput. However, El Tesoro benefited from the strong premium obtained in a tight cathode market and achieved above average copper prices of US 316.4 cents per pound compared to US 175.7 cents per pound in 2005.

Operating profit has more than doubled to US$409.9 million from US$172.9 million in 2005. This includes the impact of a hedging programme implemented in 2005 and completed in 2006, which reduced operating profit by US$44.8 million. Cash costs averaged US 78.6 cents per pound up from US 66.1 cents in 2005 and resulted from a combination of higher input costs and operational factors which included higher acid consumption and lower ore grades. The price of sulphuric acid for example, which is an important input for cathode production, is expected to rise 23 per cent from 2006 to US$82.7 per tonne in 2007.

In August 2006, the Group acquired the remaining 39 per cent interest in Minera El Tesoro through the acquisition of Equatorial Mining Limited, Australia, at a cost of US$406.1 million (including directly attributable costs). Equatorial's interests in North America were subsequently sold to Idaho General Mines for US$4.9 million.

The acquisition of Equatorial Mining Limited will enable the Group to consolidate its position in the Sierra Gorda mining district where it already owns or has a 51 per cent controlling interest through Antomin Limited in several mining properties containing oxide and/or sulphide resources. As announced in 2001 these properties were part of a mining portfolio acquired from the Luksic family which hold the remaining interest. An exploration programme in the district will be started in the third quarter in order to assess the potential synergies in this portfolio of properties.

Cathode production in 2007 will be marginally lower due to an expected lower ore grade of 1.15 per cent and costs are expected to be higher at around US 100 cents due to increased acid consumption, lower production and similar adverse cost factors as in 2006.

Bank debt, which was US$27.9 million at the year end, will be reduced by a further US$14.0 million in 2007.



El Tesoro and Esperanza


El Tesoro
166 million tonnes @ 0.72% Cu
Tesoro NE*
71 million tonnes @ 0.79% Cu
SIERRA GORDA
Qda. De Los Arrieros
Llano – Paleocanal*
112 million tonnes @ 0.46% Cu
Esperanza
Oxides
72 million tonnes @ 0.43% Cu
Sulphides
786 million tonnes @ 0.53% Cu,
0.20 g/t Au and 0.012% Mo
Polo Sur*
116 million tonnes @ 0.49% Cu
Centinela*
13 million tonnes @ 0.58% Cu
Oxides
Sulphides
Rail and road connections
0 5 10 Kilometres

* Properties 51% controlled by the Group.
Other than El Tesoro, the above resources do not form part of the Group's statement of reserves and resources.

Michilla (74.2 per cent owned)

Total production of Grade A cathode increased by 1.9 per cent to 47,300 tonnes compared to 46,400 tonnes in 2005. Increased throughput and higher recovery rates were partly offset by a lower grade. Cash costs were US 126.4 cents per pound in 2006, an increase of 6.4 per cent over 2005, due mainly to the additional costs incurred in processing ore from third parties to supplement ore from Michilla's deposits and, to a lesser extent, other higher input costs.

Operating profit increased to US$145.5 million compared with a loss of US$31.1 million in 2005, as Michilla benefited from better copper prices and the premium obtainable in the cathode market.

Following a technical review of its reserves, Michilla has revised its mine plan, and now estimates production of approximately 39,000 tonnes per year over the remaining three years of its mine life at an average cash cost of approximately US 130 cents per pound. Cathode production in 2007 is expected to be approximately 45,000 tonnes at a cash cost of US 136 cents per pound. Several alternative options are currently being reviewed in order to extend Michilla's mine life and the continuance of its production facilities at its SX-EW plant, including the possible development of the Antucoya – Buey Muerto deposit described on page 14.

Esperanza Copper Project

Esperanza has almost completed its feasibility study for the copper, gold and molybdenum project and now plans to submit an E.I.A. (Environmental Impact Assessment) in May 2007 with approval expected during the second quarter of 2008. All geological information as well as the data from the 2.3 km decline has been reviewed and externally audited by AMEC Consultants.

The current total copper sulphide geological resource at Esperanza is 786 million tonnes of 0.53 per cent copper, 0.20 g/t gold and 0.012 per cent molybdenum at a cut-off grade of 0.3 per cent copper. In addition, 72 million tonnes of oxide ore of 0.43 per cent copper at a similar cut-off grade of 0.3 per cent are confirmed. To date 70 per cent of the total resource is in the measured-and-indicated category. Following Board and environmental approvals, Esperanza, which

Selected data for Michilla


51.8
52.7
50.0
46.4
47.3
61.4
69.8
85.6
118.8
126.4
'02
'03
'04
'05
'06
Copper production ('000 tonnes)
Cash costs (US cents per pound)


13.4
15.6
16.1
14.9
15.2
1.39
1.25
1.11
1.10
1.05
'02
'03
'04
'05
'06
Plant throughput ('000 tonnes per day of ore)
Copper grade (per cent)

Michilla


Antucoya
Buey Muerto
Michilla

is located four kms from the El Tesoro oxide deposit, would be developed as a 90,000 tonnes per day mine producing 175,000 tonnes of payable copper in concentrate and 197,000 ounces of gold annually for the first 13 years of its 16 year mine life. Molybdenum production is planned to commence from year five until year 16 due to its location in the orebody.

Esperanza contemplates using seawater in its processing facilities combined with a newly developed thickened tailings disposal system (TTD) which is anticipated to be more acceptable environmentally in this desert mining region of Chile where fresh water resources are increasingly limited.

Antucoya – Buey Muerto

In May 2006, the Group acquired the Antucoya property from Soquimich for US$8.0 million plus a future net smelter return. Antucoya is estimated to contain 322 million tonnes of oxide ore with an average copper grade of 0.4 per cent, and is adjacent to Buey Muerto, a deposit in which the Antofagasta Group has a controlling interest and which is estimated to contain 138 million tonnes of oxide ore with a grade of 0.43 per cent. The Group has a 51 per cent interest in Buey Muerto, which was acquired on the same terms in 2001 as the Sierra Gorda properties referred to on page 12.

The Group is currently conducting initial engineering and technical studies as well as further drilling to examine the viability of on-site leaching of the deposits to provide enriched solution to utilise any excess capacity at Michilla's SX-EW plant. By the end of 2006, 19,000 metres of drilling had been completed and the studies are expected to be concluded in the second half of 2007.

Tethyan Copper Company Limited

(50 per cent owned)

In the course of 2006 the Group, through its subsidiary Atacama Copper Pty Limited, registered in Australia, acquired 100 per cent of the Tethyan Copper Company Limited. Subsequently a joint venture was entered into with Barrick Gold Corporation of Canada which acquired a 50 per cent interest in Atacama Copper Pty Limited. Tethyan then cancelled the claw-back rights held by BHP Billiton. The overall cost to the Antofagasta Group of this acquisition and the claw-back rights was US$113.6 million of which US$30 million was the Group's share of the claw-back cost.

Tethyan's main asset is a 75 per cent interest in the exploration licence encompassing the Reko Diq prospect in the Chagai Hills region of South West Pakistan. The remaining 25 per cent is owned by the Balochistan government. Atacama Copper also owns through Tethyan 100 per cent of other licences in the same area but exploration has not yet begun on these properties.

Tethyan has reported total indicated and inferred mineral resource estimates at these properties of 2.4 billion tonnes with a copper grade of 0.51% and a gold grade of 0.27g/t.

The drilling programme at Reko Diq is concentrated mainly in the Western Porphyries and Tanjeel areas. The company is currently studying power and water requirements and improving access roads. Accommodation facilities at the camp have been upgraded and improvements to the medical facilities have been made. Health and safety issues are being treated as a top priority and an air strip is being built in order to improve communication to this remote site.

Antofagasta believes that this acquisition in partnership with Barrick Gold presents an excellent opportunity to explore in an interesting and under developed prospective mining area of the world.

Tethyan


QUETTA
ZAHIDAN
Reko Diq
Saindak Cu
Operation
GWADAR
KARACHI
Rail and sealed road
Proposed road development

Exploration

The Group's exploration programme has became much more global although we continue to concentrate on Chile in particular and Latin America in general. This has necessitated a substantial expansion of our geology and corporate finance teams.

Colombia – Joint Venture with AngloGold Ashanti

On 14 July 2006, the Group announced a Head of Terms agreement with AngloGold Ashanti Limited ("AngloGold"), one of the world's largest gold producers. This sets out the terms of the proposed Colombia joint venture agreement to explore, discover and develop copper and gold mining projects in an area of interest in southern Colombia extending over approximately 30,000 square kilometres. AngloGold has agreed to contribute its mineral interests in the area covered by the joint venture and Antofagasta has committed to funding US$1.3 million in exploration costs over a period of twelve months. The agreement allows Antofagasta to fund an additional US$6.7 million in exploration costs within four years (representing a total contribution of US$8.0 million), in exchange for an option over a 50 per cent interest in the joint venture. US$0.9 million has been spent on this venture in 2006.

Ecuador – Exploration Agreement with Ascendant Copper

On 14 November 2006 the Group signed a Letter of Agreement with Ascendant Copper Corporation ("Ascendant"), a mining company listed on the Toronto Stock Exchange, to acquire an interest in Ascendant's Chaucha Project. The Project is a copper-molybdenum prospect located in the Western Cordillera of the Andes in southern Ecuador, approximately 70 kilometres west of the town of Cuenca. The mineral concession covers an area of 2,544 hectares with applications by Ascendant in progress for further mineral concessions from the appropriate government entities. The Group has committed to fund at least US$1 million of expenditure and will subsequently earn its equity interest of up to 60 per cent in successive stages by spending a total US$40 million over a six-year period in four distinct phases of qualifying expenditures. These will cover exploration and advancement costs including, in the later phases, preparation of

Group exploration expenditure



2.8
3.5
10.3
22.4
21.5
'02
'03
'04
'05
'06
US$ million

a feasibility study and a final payment on completion to Ascendant. No expenditure was incurred on this project during 2006.

Peru – Sale of Cordillera de Las Minas S.A.

On 2 March 2007, the Group agreed to sell its 50 per cent interest in Cordillera de Las Minas S.A. ("CMSA") to Panoro Limited ("Panoro"), a company listed on the TSX Venture Exchange. CMSA was the joint venture entity with Companhia Vale do Rio Doce ("CVRD") through which the Group's interests in southern Peru were held. The Group's share of the consideration comprises US$6 million plus 6 million shares in Panoro. The agreement is subject to a number of conditions including raising finance by Panoro and regulatory approvals. Subject to these conditions being met, closing is expected to occur by June 2007.

Exploration in Colombia and Ecuador



Joint venture with
AngloGold Ashanti
Chaucha project with Ascendant Copper

Transportation

Railway Operations – Chile

Antofagasta Railway Company plc – FCAB
(100 per cent owned)
The Antofagasta Railway Company plc (FCAB) carried record volumes of 4.5 million tons in 2006 compared to 4.3 million tons in 2005 exceeding forecasts for the year. FCAB's main business continued to be the transportation of sulphuric acid to, and copper cathodes from, copper mines located in the Antofagasta region.

BHP Billiton's Spence mine began operations in 2006 and the San Cristobal polymetallic project located in southwest Bolivia is on schedule and is expected to start shipments of concentrates through the Chilean port of Mejillones in the third quarter of 2007.

Freight carried grew 3.5 per cent over 2005 as various important mining customers increased their shipments of cathodes and sulphuric acid including El Abra, Escondida, Zaldivar, Lomas Bayas and the Group's El Tesoro mine.

The record tonnages in 2006 followed the massive build-up which has been taking place in the mining sector in the Antofagasta region over the last decade. In order to ensure long term services and resources several mining companies have recently entered into 12-year transportation contracts with the FCAB, thus building confidence between both parties into the future. Additional tonnages are expected in 2007 from the Spence mine located 107 kilometres from Antofagasta and from San Cristobal, owned by Apex Silver Mines, which estimates its production at 550,000 tonnes of lead, silver and zinc annually starting in October 2007.

In preparation for this incremental tonnage the FCAB has already conditioned locomotives and rolling stock, including 216 modified flatcars and twelve General Motors GR.12 locomotives. At the same time the mainline on the Andino railway in Bolivia has been upgraded with heavier rail in order to withstand the increased axle loads in the future. The new business from San Cristobal will boost FCAB's tonnage by more than 10 per cent from 2008 and will establish an important new rail connection from the interior of Bolivia to the Pacific port of Mejillones.

Railway Operations – Bolivia

Andino network (50 per cent owned)
The Andino railway (FCA) managed by FCAB and connecting with the Chilean network at Ollague, maintained its tonnage at the 2005 level.

During 2006 the Andino upgraded its track and completed the conditioning of locomotives and modifying flat cars in preparation for the transportation of the products of the San Cristobal mine in South West Bolivia mentioned above.

Road Transport

Train Ltda. (100 per cent owned)

Train Ltda maintained the levels of its expanded road transport operation and increased its overall freight business.

Deliveries of sulphuric acid from transfer terminals operated by FCAB increased during 2006 and are expected to increase substantially in 2007, as mine expansions and new mines enter into production.

The business of transporting quicklime to the Collahuasi and Chuquicamata mines utilising the 16 newly acquired silo trucks has been successful.

Train Ltda. continues to form an important part of FCAB's road and rail transportation business.

Port Operations – Chile

Antofagasta Terminal Internacional S.A. (ATI)

(30 per cent owned)

The port of Antofagasta, which is currently being expanded, is operated by ATI under a 30 year concession. Antofagasta, which is the principal port in northern Chile, has been designated as a dry cargo port as opposed to the port of Mejillones which will in the future handle concentrates and other bulk cargo.

ATI, which is a strategic investment for FCAB, has contributed positively to the results of the transport division since its acquisition in December 2004.

FCAB and Andino rail networks



LA PAZ
A GUAQUI
VIACHA
COCHABAMBA
ORURO
ARICA
SUCRE
POTOSI
RIO MULATO
IQUIQUE
UYUNI
ATOCHA
UJINA
AMINCHA
OLLAGUE
San Cristóbal
TUPIZA
Minera El Abra
VILLAZON
CONCHI
LAQUIACA
Chuquicamata
Spence
CALAMA
Michilla
Angamos Port
Interacid Terminal
Mantos Blancos
MEJILLONES
El Tesoro
SIERRA GORDA
Lomas Bayas
Gaby
BAQUEDANO
ANTOFAGASTA
PRAT
Inacesa Cement
Zaldivar
Alto Norte Smelter
AUGUSTA VICTORIA
SOCOMPA
Escondida
TALTAL
Ferrocarril del Norte
Cities / Towns
80-90 Pound Rail
65-75 Pound Rail
50-60 Pound Rail
Other Railways
Group Mines
Other Mines/Projects
Plants
0
100
200
Kilometres
0
100
200
Miles

Water distribution system of Aguas de Antofagasta


Water Catchment Lequena
Water Catchment Quinchamale
TOCOPILLA
Filter Plant Cerro Topater
Water Catchment Toconce
CALAMA
Mixer Tank
MEJILLONES
Filter Plant Salar del Carmen
Desalination Plant
Water Supply Line
ANTOFAGASTA
CHILE
Agua Verde Wells
Filter Plant Taltal
TALTAL
Cities / Towns
Facilities of Aguas de Antofagsta
Distribution line for untreated water
Distribution line for potable water
0 50 100 Kilometres
0 50 100 Miles

Water and Forestry

Water

Aguas de Antofagasta S.A. (100 per cent owned)
Aguas de Antofagasta (ADASA) had a successful third year of operations under its 30 year concession and continued implementing a long term programme aimed at reducing water losses, cutting costs and improving services to its domestic consumers. All three targets were achieved during 2006.

Water sales to domestic users increased by 11 per cent to 30.1 million cubic metres while sales to mines and industrial users increased by 56 per cent to 7.7 million cubic metres reflecting renewed demand from the mining sector. After expanding its pipeline network ADASA has started supplying water to BHP Billiton's Spence mine under a fifteen year contract.

The quantity of available water, which traditionally has been obtained from the Rio Loa and the Loa basin, is increasingly inadequate due to increased demand from industrial users, towns and agriculture throughout the II Region. In the future, in addition to an existing desalination plant already providing ADASA with water and located to the north of Antofagasta, supplies in the region will be supplemented from other desalination plants due to be built along the Pacific coast.

Environmental and water authorities are now restricting the quantity of water that can be taken from both the Rio Loa and the aquifers in the Loa Basin, and will be monitoring the water flows by satellite.

The treatment plant in Calama is now being repaired and upgraded which from July 2007 will enable ADASA to begin the supply of treated water to industrial users and mines as well as continue to provide drinking water to the city of Calama.

ADASA remains committed to four main objectives:

- to continue to reduce water losses;
- to improve services to its domestic customers;
- to reduce costs while maintaining quality and reliability of supply; and
- to meet the demands from mining and industrial customers.

A collective wages and conditions agreement with the workers' representative union was signed in January 2006 and is binding on all parties for a period of four years.

Forestry

Forestal S.A. (100 per cent owned)

During 2006, Forestal planted 402 hectares on its Releco Puñir and Huilo-Huilo properties as part of its five year re-forestation programme. Oregon pine was the predominant species but Eucalyptus Nitens, Sequoia and Rauli were also selected in order to maintain a balance of native trees.

Sales of timber from thinning and clearing forests again contributed to reduce the cost of maintaining the properties and an office and lodge with accommodation was built at Releco Puñir during the year, to reduce travel time and improve management's supervision over these large properties.

The two forests, with a total of 32,000 hectares and located around Lake Panguipulli in Chile's X Region, are believed to have considerable long term potential for development as communications and infrastructure improve.

Outlook

Copper prices are expected to range from US 265 cents to US 330 cents per pound in 2007, as overall fundamentals remain positive. Demand is expected to be supported by strong growth in China, India, Russia and the larger European countries and inventories of both refined copper and concentrates are at historically low levels. LME prices have averaged US 269.5 cents per pound in the first quarter of 2007.

Molybdenum prices have averaged US$26.2 per pound in the first quarter of 2007, and given the demand for its usage in steel and alloy fabrication in the steel industry and for catalysts in the oil and gas industries, prices should continue to remain well above historical levels in the near future.

The production outlook for 2007 at the Group's mines is for 456,000 tonnes of payable copper and 11,000 tonnes of molybdenum, the latter coming exclusively from the Los Pelambres mine.

Group mining costs remain competitive and although industry costs have risen appreciably, Antofagasta will benefit from expected strong demand and high metal prices.

Both FCAB and ADASA will benefit from an expected upsurge in mining activity in 2007. FCAB expects to transport freight from BHP Billiton's Spence mine at Sierra Gorda, Escondida's sulphide leach project at Coloso and San Cristobal's polymetallic project near Uyuni in South West Bolivia.

ADASA expects to supply 4.7 million cubic metres of water to Spence and start supplying treated water from Calama to industrial users and mining operations in the region.

Finally, the Group's financial position remains strong enabling it to develop its existing assets and acquire world class mining assets as opportunities occur.

Other Corporate Matters

Corporate Governance (see also page 62)

The Group pays attention to all aspects of Corporate Governance. However, the structure of this Controlled Company having most of its assets in Chile, is unable to comply wholly with the UK corporate governance regulatory regime.

Corporate Social Responsibility (see also page 38)

The Group places great importance in safety, environmental matters, community relations, employees' health and training, and sustainable development.

It strives to equal and, if possible, exceed the best practitioners in the mining industry in these areas.

Dividends

The Board recommends a final dividend of US 43 cents per ordinary share payable on 14 June 2007 to shareholders on the Register at the close of business on 11 May 2007. The final dividend comprises an ordinary dividend of US 5 cents and a special dividend of US 38 cents. Including the interim dividend, this represents a distribution of 35 per cent of net earnings (profit attributable to equity holders of the Company) after taking into account withholding taxes incurred by the Group in funding the dividend.

The Board's policy is to establish an ordinary dividend which can be maintained or progressively increased at conservative long-term copper prices and through the economic cycle. The Board recommends special dividends when it considers these appropriate after taking into account the level of profits earned in the period under review, the existing cash position of the Group and significant known or expected funding commitments. As can be seen from the table below, the Board has increased its recommended dividends in line with profits by means of special dividends in these years of high copper prices.

Dividends[1]

	2006 US cents	2005[2] US cents	2004[2] US cents	06 v 05 change	05 v 04 change
Ordinary					
Interim	**3.2**	3.2	3.0		
Final	**5.0**	4.8	4.8		
	8.2	8.0	7.8	2.5%	2.6%
Special					
Interim	**2.0**	–	–		
Final	**38.0**	14.0	8.0		
	40.0	14.0	8.0		
Total dividends to ordinary shareholders	**48.2**	22.0	15.8	119.1%	39.2%
Dividend as percentage of profit attributable to equity shareholders	**35%**	30%	27%		

[1] Further details relating to dividends are given in Note 11 of the financial statements.

[2] Dividends per share have been restated for the effects of the 4-for-1 bonus issue on 19 June 2006.

The cost of the final dividend, including related withholding taxes, is approximately US$541 million. This compares with a net cash position (on an attributable basis) of US$1,363 million. The Board considers this to be an appropriate level of distribution of profits earned in the year. The Board has also considered the potential future capital requirements of the Group which could amount to approximately US$3 billion over a number of years should it proceed with its existing portfolio of projects and opportunities; it believes these opportunities remain attractive for the long-term development of the Group even in an environment of lower copper prices. The Board also considers that this provides the Group with sufficient flexibility to take advantage of new opportunities which may arise in the future.

Board Changes

Philip Adeane

Philip Adeane was Managing Director from 1982 to 2005 and a Non-Executive Director from 2005 to September 2006.

During this period he made valuable contributions to Antofagasta's success which are greatly appreciated by the Board and Executives of the Company.

Philip Adeane continues his involvement with the Group as a Senior Advisor.

William Hayes

William Hayes, 62 years of age, joined the Board as a Non-Executive Director in September 2006. Mr. Hayes brings a wealth of experience in the mining industry, especially internationally, having been a senior executive with Placer Dome Inc. for 18 years. He is also a former President of the Consejo Minero, an industry body representing the seventeen largest international mining companies operating in Chile.

Antofagasta's Team

The excellent work and effort made by the Group's executives, staff and employees has contributed to another record year of results and achievements.

I would like to express here my very sincere appreciation for this effort and am joined in this by my fellow Directors.



J-P Luksic
Chairman
5 April 2007

Financial Review

Basis of Preparation

The Group's financial statements on pages 76 to 129 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The accounting policies followed are set out in Note 2 to the financial statements.

The presentational currency of the Group and the functional currency of the Company is the US dollar, the principal currency in which the Group operates and in which assets and liabilities are denominated.

Key Performance Indicators

The Group uses a number of financial and non-financial key performance indicators in order to measure performance, which are set out below. The Group's performance in respect of these indicators is discussed within the Chairman's Review on pages 6 to 21, and within this Financial Review. Definitions of these key performance indicators, along with cross-references to where the individual measures are reviewed and explained, are on pages 33 to 35. Other non-financial performance indicators, including information relating to employees, health and safety and the environment, are contained within the Corporate Social Responsibility report on pages 38 to 57.

		2006	2005
Turnover	US$m	**3,870.0**	2,445.3
EBITDA	US$m	**2,957.3**	1,674.1
Earnings per share	US cents	**137.4**	73.6
Capital expenditure	US$m	**539.0**	186.3
Net cash	US$m	**1,446.8**	851.5
Copper production	'000 tonnes	**465.5**	467.3
Molybdenum production	'000 tonnes	**9.8**	8.7
Realised copper price (per pound)	US cents	**329.5**	185.2
Realised molybdenum price (per pound)	US$	**24.6**	31.4
Cash costs (per pound, net of by-product credits)	US cents	**40.2**	13.9

Comparative amounts for earnings per share have been restated for the effects of the 4-for-1 bonus issue on 19 June 2006.

Production and Sales Volumes

	Production		Sales	
	2006	2005	**2006**	2005
	'000 tonnes	'000 tonnes	**'000 tonnes**	'000 tonnes
Copper				
Los Pelambres	**324.2**	322.8	**324.8**	319.1
El Tesoro	**94.0**	98.1	**95.3**	96.1
Michilla	**47.3**	46.4	**47.7**	45.3
Group total	**465.5**	467.3	**467.8**	460.5
Molybdenum				
Los Pelambres	**9.8**	8.7	**9.9**	8.5

Production volumes

Group copper production in 2006 was 465,500 tonnes, 5.4% above the original forecast for the year of 441,500 tonnes but 0.4% below the amount produced in 2005.

Los Pelambres produced 324,200 tonnes of payable copper (2005 – 322,800 tonnes). This exceeded the original forecast for 2006 of 308,000 tonnes, with better than expected ore grades of 0.81% (compared with initial estimates for the year of 0.77%) and completion of the concentrator plant expansion ahead of schedule, which enabled the ore throughput to average 127,400 tonnes per day (despite lower throughput in the first half when harder rock was processed) and to reach nearly 140,000 tonnes per day in the final quarter of the year. This compared with ore grades of 0.80% and throughput of 128,100 tonnes per day in 2005.

Production at El Tesoro was 94,000 tonnes (2005 – 98,100 tonnes). As expected, lower ore grades of 1.16% (2005 – 1.23%) offset the increase in ore throughput following the plant expansion carried out in 2005. Production was nevertheless ahead of the original forecast for 2006 of 91,600 tonnes.

Michilla's production in 2006 was 47,300 tonnes, a 1.9% increase over the 2005 production level of 46,400 tonnes. This resulted from increased throughput and higher recoveries, partly offset by the lower ore grade. Production was also ahead of the original forecast for 2006 of 41,900 tonnes.

Molybdenum production at Los Pelambres reached 9,800 tonnes (2005 – 8,700 tonnes), an increase of 12.6% due to improved grades in the area mined during the year. Los Pelambres is also credited for the gold and silver content in the copper concentrate sold.

Further details of throughput, grade and recoveries at each mine are given in the Mining Production, Transport and Water Statistics on page 140.

Sales volumes

The volume of copper sold increased by 1.6% from 460,500 tonnes in 2005 to 467,800 tonnes this year. The increase was mainly due to timing differences in shipment and loading schedules which resulted in minor reductions in inventory levels, offsetting the marginal decrease in production. Molybdenum shipments in the year, reflecting similar timing differences, totalled 9,900 tonnes.

Transport and water volumes

Rail and road transport volumes at the transport division in 2006 were 4.5 million tons (2005 – 4.3 million tons) and 1.5 million tons (2005 – 1.5 million tons) respectively. Rail volumes were 3.5% above 2005 due to increases across various mines and the start-up of the Spence copper project.

At Aguas de Antofagasta the volume of water sold in 2006 increased by 14.3% from 33.1 million cubic metres to 37.8 million cubic metres this year, as a result of higher domestic consumption and increased sales to industrial customers; this included 2.3 million cubic metres to Spence which started operations during the second half of 2006.

Realised Prices per Pound of Copper and Molybdenum Sold and Cash Costs per Pound of Copper Produced

	Cash costs 2006 US cents	Cash costs 2005 US cents	Realised prices 2006 US cents	Realised prices 2005 US cents
Copper				
Los Pelambres	16.4	(17.1)	335.0	189.2
El Tesoro	78.6	66.1	316.4	175.7
Michilla	126.4	118.8	318.5	177.1
Group weighted average (net of by-products)	40.2	13.9	329.5	185.2
Group weighted average (before deducting by-products)	95.6	77.3		
Cash costs at Los Pelambres				
On-site and shipping costs	56.4	47.1		
Tolling charges for concentrates	39.7	27.6		
Cash costs before deducting by-product credits	96.1	74.7		
By-product credits (principally molybdenum)	(79.7)	(91.8)		
Cash costs (net of by-product credits)	16.4	(17.1)		
LME average			305.3	167.1
			US$	US$
Molybdenum				
Los Pelambres			24.6	31.4
Market average price			24.8	32.0

Realised prices

The Group's average realised copper price was 329.5 cents per pound (2005 – 185.2 cents), mainly reflecting the higher LME copper price which averaged 305.3 cents, 82.7% above the average price for 2005.

Realised copper prices in 2006 exceeded the LME average price of 305.3 cents because, in line with industry practice, concentrate and cathode sales generally provide for provisional pricing at the time of shipment with final pricing based on the average market price for future periods (normally 30 days after delivery to the customer in the case of cathode sales and up to 180 days after delivery to the customer in the case of concentrate sales). The strong improvement in copper prices in the first nine months of the year resulted in significant positive pricing adjustments, although this was partly offset by weakening copper prices in the final quarter.

In the case of Los Pelambres, pricing adjustments added US$223.5 million in 2006 to initially invoiced sales (before adjusting for tolling charges), comprising US$136.0 million in respect of sales invoiced in 2005 (net of the reversal of mark-to-market adjustments made at the end of 2005) which were finally priced in 2006 and US$87.5 million in respect of sales invoiced in 2006 (net of a mark-to-market provision for open sales at the end of the year of US$110.1 million when the copper price weakened). Pricing adjustments in 2006 at El Tesoro or Michilla (which relate almost entirely to sales invoiced in the year) added US$11.7 million and US$8.9 million respectively. El Tesoro and Michilla also continued to benefit from strong cathode premiums reflecting tight market conditions in the year.

The realised molybdenum price averaged US$24.6 per pound (2005 – US$31.4 per pound), the decrease reflecting the lower market average price in the year. Molybdenum prices are also subject to provisional pricing but as prices remained steady through the year, the realised price did not differ significantly from the average market price of US$24.8 per pound (2006 – US$32.0 per pound).

Further details of the pricing adjustments made to provisionally invoiced sales of copper and molybdenum concentrates at Los Pelambres are given in Note 21(b) to the financial statements.

Cash costs

Group weighted average cash costs in 2006 were US 40.2 cents, compared with US 13.9 cents in 2005. Excluding by-product credits (which are reported in the financial statements as part of turnover), weighted average cash costs for the Group as a whole increased by 23.7% from US 77.3 cents per pound in 2005 to US 95.6 cents per pound in 2006. Cash costs at each of the Group's three mines were higher than the previous year.

Cash costs at Los Pelambres averaged US 16.4 cents per pound in 2006, compared with negative US 17.1 cents per pound in 2005. The increase was due to a combination of lower by-product credits, higher tolling charges and increased on-site and shipping costs. By-product credits decreased by US 12.1 cents mainly due to the lower molybdenum market prices. Tolling charges were US 12.1 cents higher mainly as a result of price participation with smelters as the average LME copper price increased significantly in 2006. On-site and shipping costs averaged US 56.4 cents per pound in 2006, in line with expectations but US 9.3 cents per pound above 2005 mainly as a result of cost pressures including oil, plant and machinery hire and freight costs.

At El Tesoro, cash costs rose in line with forecasts to US 78.6 cents per pound compared with US 66.1 cents per pound in 2005. The expected increase resulted from a combination of input cost pressures (including exchange rates and inflation) and operational factors, including higher acid consumption due to an increased level of carbonates and the effect of the lower ore grade on production.

Cash costs at Michilla for 2006 were US 126.4 cents per pound, marginally lower than forecast but US 7.6 cents per pound higher than 2005. The increase was mainly due to the higher cost of processing third party ore and, to a lesser extent, higher input costs.

Review of Performance

Turnover, EBITDA, depreciation and amortisation, operating profit, capital expenditure and net assets are analysed on a segmental basis in Note 5 to the financial statements.

Turnover

	2006 US$m	2005 US$m
Turnover	**3,870.0**	2,445.3

Group turnover increased by 58.3% to US$3,870.0 million, compared with US$2,445.3 million in 2005. The increase was mainly due to higher realised copper prices at all three mines as explained above. The Group also benefited from improved molybdenum volumes and higher sales at the transport and water divisions. These factors were partly offset by increased tolling charges for copper concentrate and lower molybdenum prices. The reasons for the improved prices and changes in volumes are explained in this Financial Review on pages 23 and 24 as well as in the discussion contained in the Chairman's Review on pages 6 to 21.

Turnover from copper concentrate and copper cathodes

Turnover from copper concentrate and copper cathode sales from the Group's three mines increased by 83.5% to US$3,144.7 million, compared with US$1,713.4 million in 2005. In 2006, sales of copper concentrate and copper cathodes represented 81.3% of Group turnover and therefore revenues depend significantly on LME and realised copper prices. A one cent change in the average copper price for the year would affect turnover and profit before tax by US$10.3 million and earnings per share by 0.5 cents, based on production volumes in 2006, and without taking into account the effects of provisional pricing and hedging activity.

Tolling charges for copper concentrates at Los Pelambres increased from US$166.9 million in 2005 to US$254.0 million in 2006, mainly as a result of the effect of the higher copper price on price participation with smelters. Tolling charges are deducted from concentrate sales in reporting turnover and hence partly offset the effect of improved copper prices.

Turnover from by-products

Turnover from by-products at Los Pelambres decreased by 5.0% to US$556.3 million in 2006 compared with US$585.7 million in 2005, mainly due to lower molybdenum market prices. A one dollar change in the average molybdenum price for the year would affect turnover and profit before tax by US$21.6 million, and earnings per share by US 1.1 cents, based on production volumes in 2006, and without taking into account the effects of provisional pricing.

Lower molybdenum prices were partly offset by better sales volumes which increased by 16.5% to 9,900 tonnes as a result of higher production and, to a lesser extent, lower inventory levels due to shipment timings. Gold and silver by-product revenues increased significantly to US$42.5 million (2005 – US$22.9 million) due to higher metal prices and increased volumes.

Turnover from the transport and water divisions

Turnover from the transport division increased by US$12.8 million or 13.8% to US$105.3 million, reflecting increased rail volumes and higher tariffs in 2006. Tariffs are indexed to cost factors including inflation, the peso-dollar exchange rate and fuel costs.

Turnover at Aguas de Antofagasta, which operates the Group's water business, increased by US$10.0 million or 18.6% to US$63.7 million in 2006, mainly due to increased volumes as a result of both higher domestic and industrial consumption.

EBITDA and operating profit from subsidiaries and joint ventures

	2006 US$m	2005 US$m
EBITDA	2,957.3	1,674.1
Depreciation and amortisation	(145.0)	(128.0)
Loss on disposals	(8.2)	(9.7)
Impairment charge	–	(30.0)
Operating profit from subsidiaries and joint ventures	2,804.1	1,506.4

EBITDA (earnings before interest, depreciation, tax and amortisation) increased by 76.7% from US$1,674.1 million in 2005 to US$2,957.3 million in 2006.

EBITDA at the mining division increased by 79.3% from US$1,602.0 million to US$2,873.0 million, due to significantly improved turnover as explained above (resulting mainly from higher copper prices and improved molybdenum volumes), partly offset by increased operating costs as explained on pages 24 and 25. EBITDA was also affected by losses on commodity derivatives (including net mark-to-market adjustments) of US$84.5 million at Michilla and El Tesoro, compared with a loss of US$68.6 million in 2005. These mainly resulted from commodity derivatives entered into in 2005 which matured in 2006. Exploration and corporate costs did not change significantly in 2006 compared with 2005.

At Los Pelambres, EBITDA increased by US$876.5 million to US$2,297.0 million. EBITDA at El Tesoro increased from US$203.2 million in 2005 to US$456.0 million this year, and at Michilla EBITDA increased by US$142.1 million to US$158.4 million.

EBITDA at the transport division increased by US$4.7 million to US$42.9 million, reflecting the improved rail tariffs and higher rail volumes.

Aguas de Antofagasta (whose revenues and costs are mainly denominated in Chilean pesos) contributed US$41.4 million compared to US$33.9 million last year, benefiting from higher sales and the stronger exchange rate.

Depreciation and amortisation increased by US$17.0 million to US$145.0 million, mainly due to the depreciation of the additional mining property asset recognised at El Tesoro as a result of the acquisition of Equatorial Mining Limited, and increased depreciation at Los Pelambres, partly as a result of the commencement of depreciation of the 140,000 tonnes per day plant expansion. The loss on disposal of property, plant and equipment in 2006 was US$8.2 million, compared with US$9.7 million in the prior year. In 2005 an impairment charge of US$30 million was recorded by Michilla.

As a result of the above factors, operating profit from subsidiaries and joint ventures in 2006 was US$2,804.1 million, compared with US$1,506.4 million in 2005, an increase of 86.1%.

Share of income from associate

	2006 US$m	2005 US$m
Share of income from associate	1.1	0.9

The Group's share of net profit from its 30% investment in Antofagasta Terminal Internacional S.A. ("ATI") was US$1.1 million. This comprised share of profit before tax of US$1.3 million less share of tax of US$0.2 million. During 2006, a dividend of US$0.4 million was received from ATI.

Net finance income

Net finance income in 2006 was US$53.8 million, compared with US$29.0 million in 2005 and is analysed as follows:

	2006 US$m	2005 US$m
Investment income	78.3	39.7
Interest expense	(26.4)	(26.0)
Mark-to-market effect of interest and exchange derivatives	0.3	2.0
Foreign exchange	1.6	13.3
Net finance income	53.8	29.0

Investment income comprises interest receivable, which increased from US$39.7 million in 2005 to US$78.3 million, due to the higher level of cash and deposit balances and higher market interest rates compared with 2005. Deposits are typically held on short-term maturities of less than three months. 93.2% (2005 – 98.1%) of the year-end cash and deposit balances were denominated in US dollars with the remainder mainly held in Chilean pesos.

Interest expense (excluding the mark-to-market effect of interest rate derivatives) increased slightly from US$26.0 million in 2005 to US$26.4 million, reflecting the increase in market interest rates, which offset the effect of the decrease in the level of borrowings through loan repayments during the year.

Foreign exchange gains included in finance items were US$1.6 million in 2006, compared with US$13.3 million in the previous year. The 2005 results benefited from retranslation of peso-denominated inter-company receivables and cash balances due to stronger period end exchange rates. Mark-to-market gains on interest rate and exchange derivatives were US$0.3 million in 2006 compared with US$2.0 million in 2005.

The Group's borrowings relate mainly to Los Pelambres and El Tesoro, which represent US$342.9 million out of total borrowings at the end of 2006 of US$358.7 million. As at 31 December 2006 there were no interest rate swaps in place, and the Group's borrowings are predominantly floating rate. Borrowings are almost entirely denominated in US dollars.

Based on total borrowings, cash and deposit balances at the end of 2006, a 1% increase in interest rates would increase interest payable by US$3.6 million and increase interest receivable by US$18.1 million, resulting in an overall increase in net finance income of US$14.5 million. Details of the composition of borrowings and cash and deposits are given in Notes 20(a) and 19(d) to the financial statements.

Taxation

The tax charge for the year comprised the following:

	2006 US$m	2005 US$m
Current tax charge		
Corporate tax (principally first category tax in Chile)	**(474.2)**	(296.6)
Mining tax (Royalty)	**(58.5)**	–
Withholding tax provision	**(61.9)**	(8.6)
Exchange gains on corporate tax balances	**2.4**	20.2
	(592.2)	(285.0)
Deferred tax charge		
Corporate tax (principally first category tax in Chile)	**(2.4)**	28.7
Mining tax (Royalty)	**1.9**	(0.5)
Withholding tax provision	**(72.2)**	(51.3)
	(72.7)	(23.1)
Total tax charge (Income tax expense)	**(664.9)**	(308.1)

The rate of first category (i.e. corporation) tax in Chile was 17% for both 2006 and 2005. New tax legislation on Chilean mining companies was passed into law with effect from 1 January 2006. This legislation established an additional tax of up to 5% of tax-adjusted operating profit, with the option for mining companies to elect for a lower rate of 4% by entering into a tax stability regime for a period of 12 years, after which the rate of 5% will apply. For 2006 and 2007, 50% of the new mining tax can be offset against first category tax and the remaining 50% is tax deductible (i.e. an allowable expense in determining liability to first category tax). From 2008, when the ability to offset will no longer be available, 100% of the new mining tax will be tax deductible. Los Pelambres, El Tesoro and Michilla opted in 2005 to enter into this new tax stability agreement, and hence the effect of the legislation is to increase the effective tax rate of these three operations (before taking into account deductibility against corporation tax) by approximately 2% in 2006 and 2007 and 4% thereafter. In addition to first category tax and the new mining tax, the Group incurs withholding taxes on the remittance of profits from Chile. Withholding tax is levied on remittances of profits from Chile at 35% less first category tax already paid. Accordingly, the effective tax rate of withholding tax for the purpose of paying dividends to Group shareholders is approximately 18% of the amount remitted or expected to be remitted.

Tax (including deferred tax) amounted to US$664.9 million (2005 – US$308.1 million), mainly reflecting the increased profit for the year. Including both current and deferred taxes, this comprised corporate tax of US$476.6 million (2005 – US$267.9 million), the new Chilean mining tax of US$56.6 million (2005 – US$0.5 million relating to initial deferred tax charges) and withholding tax charges of US$134.1 million (2005 – US$59.9 million). This was partly offset by exchange gains on corporate tax balances of US$2.4 million (2005 – US$20.2 million).

As a result of these factors, the effective tax rate for the Group in 2006 was 23.3% (2005 – 20.1%), compared with the Chilean statutory tax rate of 17%.

Earnings per share

	2006 US cents	2005 US cents
Earnings per share	**137.4**	73.6

Earnings per share calculations are based on 985,856,695 ordinary shares, being the number of shares in issue following the 4-for-1 bonus issue on 19 June 2006. Other than the bonus issue, there have been no changes to the number of shares in issue throughout 2006 or 2005.

Earnings per share increased 86.7% to US 137.4 cents, reflecting the higher profit after tax and minority interests for the year.

Dividends

The Board's policy regarding dividends is set out in the Chairman's Review on pages 20 and 21.

Dividends per share proposed in relation to the year are as follows:

	2006 US cents	2005 US cents
Ordinary		
Interim	3.2	3.2
Final	5.0	4.8
	8.2	8.0
Special		
Interim	2.0	–
Final	38.0	14.0
	40.0	14.0
Total	**48.2**	22.0

The total cost of dividends on ordinary shares proposed in relation to 2006 will be US$475.2 million, compared with US$216.9 million in 2005. This represents an increase of 119.1% compared with 2005. The total dividends proposed in relation to 2006 will be covered 2.9 times compared with 3.3 times in 2005.

Dividends per share actually paid in 2006 and recognised as a deduction from net equity under IFRS were US 24 cents (2005 – US 16 cents) being the interim dividend declared and paid in the year and the final dividend proposed in respect of the previous year and paid during the year. The total cost of such dividends in 2006 was US$236.6 million (2005 – US$157.7 million).

Dividends on ordinary shares are payable in either US dollars or sterling. Further details, including determination of conversion rates for dividends payable in sterling, are given in the Report of the Directors on page 59 and in Note 11 to the financial statements.

Acquisitions and Disposals

The Group acquired a 100% interest in Tethyan Copper Company Limited ("Tethyan") on 20 April 2006 for a cash consideration (including transaction costs) of US$170.4 million, following a recommended cash offer first made on 14 February 2006. On 14 February, the Group also separately entered into an agreement with BHP Billiton whereby BHP Billiton's right to claw-back a material interest in certain of Tethyan's mineral interests ("Claw-Back Right") would be extinguished for consideration of US$60 million. On 22 September 2006, the Group entered into a joint venture agreement with Barrick Gold Corporation ("Barrick Gold") to establish a 50:50 joint venture over Tethyan's mineral interests in Pakistan. This was achieved through the indirect sale of a 50% interest in Tethyan for a cash consideration of US$86.8 million. The Group and Barrick Gold each contributed US$30 million to Tethyan to allow it to extinguish BHP Billiton's Claw-Back Right on 22 November 2006.

The Group also acquired a 100% interest in Equatorial Mining Limited ("Equatorial") for a cash consideration (including transaction costs) of US$406.1 million. Equatorial's principal asset was a 39% interest in El Tesoro, the remaining 61% of which was already owned by the Group. There is currently a claim going through the Australian Courts against Equatorial in relation to certain of Equatorial's assets. The claim is being defended and its effect is not expected to be material to the Group. An agreement to sell Equatorial's North American interests through the sale of Equatorial North America Inc. to Idaho General Mines Inc. was reached in December 2006 for cash consideration of US$4.9 million (which was received in January 2007) and further contingent consideration of US$6.0 million will be receivable should certain conditions be met (see Note 28(b) to the financial statements).

Capital Expenditure

Capital expenditure amounted to U$539.0 million (2005 – US$186.3 million). This figure is stated on an accruals basis, and therefore differs from the cash outflow during the year shown in the cash flow summary below.

The increase in capital expenditure compared with the prior year is mainly due to the expenditure on the Mauro tailings dam and the 140,000 tonnes per day plant expansion at Los Pelambres. During 2006 capital expenditure of US$251.1 million was incurred in respect of Mauro (2005 – US$50.3 million), and US$134.3 million in respect of the plant expansion (2005 – US$10.7 million).

Cash Flows

The Group cash flow statement is presented on page 78. The key features are summarised as follows:

	2006 US$m	2005 US$m
Cash flow from operations	2,810.1	1,647.5
Income tax paid	(498.2)	(343.8)
Net interest received	53.0	14.6
Acquisitions	(487.5)	–
Disposal and part disposal of subsidiaries	84.3	–
Purchases of property, plant and equipment	(506.6)	(223.0)
Dividends paid to equity holders of the Company	(236.6)	(155.4)
Dividends paid to minority interests	(630.6)	(385.6)
Other items	8.9	12.6
Changes in net cash relating to cash flows	596.8	566.9
Exchange and other non-cash movements	(1.5)	6.0
Movement in net cash in the year	595.3	572.9
Net cash at the beginning of the year	851.5	278.6
Net cash at the end of the year (analysed on page 32)	1,446.8	851.5

Cash flows from operations were US$2,810.1 million in 2006 compared with US$1,647.5 million last year, reflecting the improved operating results adjusted for depreciation, amortisation and working capital movements.

Cash tax payments in the year were US$498.2 million (2005 – US$343.8 million), comprising corporation tax of US$426.5 million, mining tax of US$9.9 million and withholding tax of US$61.8 million. These amounts differ from the current tax charge in the consolidated income statement of US$592.2 million (2005 – US$285.0 million) because cash tax payments partly comprise monthly payments on account in respect of current year profits and partly comprise the settlement of the outstanding balance for the previous year. The increased payments reflect higher profits in each successive year from 2004 (thereby increasing both monthly payments on account for the current year as well as settlement of the outstanding balance for the previous year), higher withholding tax payments and, to a lesser extent, monthly payments on account in 2006 for the new mining tax.

Net cash outflow from acquisitions amounted to US$487.5 million; this amount is stated net of cash balances acquired of US$119.0 million. The net cash outflow comprised US$199.4 million in respect of Tethyan (net of cash balances acquired of US$1.0 million) and US$288.1 million in respect of Equatorial (net of cash balances acquired of US$118.0 million).

Net cash inflow from disposals amounted to US$84.3 million; this is stated net of cash balances disposed of US$2.5 million. The net cash inflow comprised US$85.7 million (net of cash balances disposed of US$1.1 million) on the disposal of 50% of Tethyan to Barrick Gold less an outflow of cash balances of US$1.4 million when Equatorial Mining North America Inc. was sold; the proceeds of US$4.9 million for this latter disposal were received in January 2007.

Capital expenditure on a cash basis was US$506.6 million in 2006 compared with US$223.0 million in 2005. Capital expenditure on an accruals basis is explained in the Financial Review on page 30.

Dividends (including special dividends) paid to ordinary shareholders of the Company this year were US$236.6 million (2005 – US$155.4 million), which related to the final dividend declared in respect of the previous year and the interim dividend in respect of the current year, and reflected the increased dividend per share paid in 2006 compared with 2005. Dividends paid by subsidiaries to minority shareholders were US$630.6 million (2005 – US$385.6 million), principally due to increased distributions by Los Pelambres and El Tesoro.

Other items principally related to dividends from ATI and recovery of Chilean VAT previously paid on the acquisition of the water concession by Aguas de Antofagasta in 2003. The net cash inflow from these items was US$8.9 million in 2006 compared with US$12.6 million in 2005.

Foreign currency exchange differences and other non-cash movements are analysed in Note 30(b) to the financial statements.

Changes in the cash and debt components of net cash during the year are analysed under Financial Position below.

Financial Review continued

Financial Position

	2006 US$m	2005 US$m
Cash and cash equivalents	**1,805.5**	1,316.8
Total borrowings	**(358.7)**	(465.3)
Net cash at the end of the year	**1,446.8**	851.5

The increase in net cash during the year was US$595.3 million (2005 – US$572.9 million). The principal reasons for the increase in net cash during 2006 are set out above under Cash Flows.

Repayments of borrowings and finance leasing obligations in 2006, mainly at Los Pelambres and El Tesoro, were US$111.4 million, which included voluntary prepayments of US$14.0 million at El Tesoro. In 2005, the repayment of borrowings amounted to US$139.6 million, which included voluntary prepayments of US$36.2 million at El Tesoro. New borrowings in the period amounted to US$3.8 million (2005 – US$0.2 million).

At 31 December 2006, the Group had cash and cash equivalents of US$1,805.5 million (2005 – US$1,316.8 million). Excluding the minority share in each partly-owned operation, the Group's attributable share of total cash and cash equivalents was US$1,592.7 million (2005 – US$1,085.8 million).

Total Group borrowings at 31 December 2006 were US$358.7 million (2005 – US$465.3 million). Of this, US$230.0 million (2005 – US$283.6 million) is proportionally attributable to the Group after excluding the minority shareholdings in partly-owned operations. The decrease in debt is mainly due to further principal repayments at Los Pelambres and El Tesoro as explained above.

An analysis of borrowings by Group company is contained in Note 20(a) to the financial statements. US$97.6 million of the total Group borrowings of US$358.7 million is repayable within one year, and relates mainly to the short-term portion of the corporate loans at Los Pelambres and El Tesoro.

As explained above in relation to net interest payable, Group cash and debt is predominantly floating rate and almost entirely denominated in US dollars.

Balance Sheet

The Group's balance sheet is set out on page 77. Net equity (i.e. equity attributable to ordinary shareholders of the Company) increased from US$2,041.7 million at 1 January 2006 to US$3,155.1 million at 31 December 2006, relating mainly to profit after tax and minority interests for the period less ordinary dividends declared and paid in the year. Further details are given in the Consolidated Statement of Changes in Equity on page 79.

Minority interests increased from US$721.3 million at 1 January 2006 to US$793.0 million at 31 December 2006, principally reflecting the minority's share of profit after tax, less the minority's share of the dividends paid by subsidiaries in the year and the elimination of the minority interest in El Tesoro through the acquisition of Equatorial Mining Limited.

Treasury Management and Hedging

A detailed description of the key financial risks facing the Group, and the processes in place to manage those risks, is included in Note 21(a).

The Group occasionally uses derivative financial instruments to reduce exposure to commodity price, interest rate and foreign exchange movements. The Group does not use such derivative instruments for speculative trading purposes, and it did not apply the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" in either 2005 or 2006. Accordingly, derivatives have been measured at fair value through the income statement in both financial years in either other operating income or expense (in the case of commodity derivatives) or financial income or financial cost (in the case of interest and exchange derivatives).

The hedge accounting provisions of IAS 39 will be applied from 1 January 2007 and changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows will be recognised directly in equity, with such amounts subsequently recognised in the income statement in the period when the hedged item affects profit or loss.

At 31 December 2006 Michilla, which is the Group's highest cost operation, had min/max instruments for 12,000 tonnes of copper production, with a weighted average floor of 281.2 cents per pound and a weighted average cap of 337.9 cents per pound. These instruments had an average duration of 6.5 months and a maximum duration of one year. Michilla also had futures for 9,600 tonnes of copper production with an average price of 306.9 cents, a weighted average duration of 6.5 months and a maximum duration of twelve months. These investments represent 50% of Michilla's forecast production for 2007. From a cash flow perspective the Group's exposure to the copper price during 2007 will be reduced by the extent of these instruments.

Details of the mark-to-market position of these instruments, together with details of interest and commodity derivatives held by the Group, are given in Note 21(c) to the financial statements.

Foreign Currency Exchange Differences

The principal subsidiaries with a functional currency other than the US dollar are Chilean peso-denominated, of which the most significant is Aguas de Antofagasta S.A. Exchange rates used to translate the results of such subsidiaries are given in Note 33 to the financial statements.

The currency translation adjustment charge to net equity of US$4.3 million results mainly from the weakening in the Chilean peso during the year from Ch$513 = US$1 at the start of 2006 to Ch$532 = US$1 at the end of 2006. In 2005 the currency translation adjustment credit to net equity of US$8.1 million resulted mainly from the strengthening of the Chilean peso in the year, from Ch$557 = US$1 at the beginning of 2005 to Ch$513 = US$1 at the end of 2005.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account the financial position of the Group including cash balances, borrowing facilities in place, the current copper price and market expectations in the medium-term.

Additional Information Relating to the Financial Review

Key performance indicators – definitions and cross-references to reviews and explanations

Turnover

Turnover represents the value of goods and services supplied to third parties during the year. This principally comprises sales of copper concentrate, copper cathodes and by-products (principally molybdenum concentrate) from the mining division, transport of cargo by road and rail by the transport division, and supply of water to domestic and industrial users by the water division.

Turnover at the mining division includes the effect of final pricing and mark-to-market adjustments to provisionally priced concentrate and cathode sales but does not include the effect of gains and losses on commodity derivatives, which are included as part of operating profit in other operating income or expense. Turnover is stated net of tolling charges for concentrate sales.

An explanation of turnover is contained on pages 25 and 26 of the Financial Review and analyses of turnover by business segment and geographical segment are contained in Notes 5(a)(i) and 5(b)(i) respectively to the financial statements. Details of pricing adjustments and gains and losses on commodity derivatives are given in Notes 21(b) and 21(c) to the financial statements.

EBITDA

EBITDA refers to Earnings Before Interest, Tax, Depreciation and Amortisation. EBITDA is calculated by adding back depreciation, amortisation and profit or loss on disposals of property, plant and equipment and impairment charges to operating profit from *subsidiaries and joint ventures.*

An explanation of EBITDA, including a reconciliation to operating profit from subsidiaries and joint ventures, is contained on pages 26 and 27 of the Financial Review. An analysis of EBITDA by business segment is contained in Note 5(a)(i) to the financial statements.

Earnings per share (EPS)

Earnings per share is calculated as the net profit attributable to equity holders of the Company, divided by the number of ordinary shares in issue.

Details of earnings per share are given on page 29 of the Financial Review and Note 10 to the financial statements.

Capital expenditure

Capital expenditure refers to amounts capitalised in respect of the purchase of property, plant and equipment, including the asset purchase price, directly attributable costs and related interest. The capital expenditure figures are stated on an accruals rather than a cash basis.

An explanation of capital expenditure is given on page 30 of the Financial Review and analyses of capital expenditure by business segment and type of asset are given in *Notes 5(a)(iv) and 13 respectively to the* financial statements.

Net cash

Net cash represents cash and cash equivalents, less borrowings. Cash and cash equivalents comprise cash on hand, deposits held on call with banks and highly liquid investments that are readily convertible into known amount of cash and which are subject to insignificant risk of changes in value, net of bank overdrafts which are repayable on demand. Borrowings include loans, finance leases and preference shares.

An explanation of the net cash position is given on page 32 of the Financial Review and analyses of cash and cash equivalents and borrowings are given in Notes 19(d), 20(a) and 30(b) to the financial statements.

Copper and molybdenum production

Copper and molybdenum production comprises the concentrate and cathode output of the Group's three operating mines, Los Pelambres, El Tesoro and Michilla. Los Pelambres produces copper and molybdenum concentrates, and the figures for Los Pelambres are expressed in terms of payable metal contained in concentrate. The copper concentrate also contains gold and silver, for which Los Pelambres is credited when the concentrate is sold. El Tesoro and Michilla produce copper cathodes with no by-products.

An explanation of Group production is given on pages 22 and 23 of the Financial Review and further details of throughput, grades and recoveries at each mine are given in the Mining Production, Transport and Water Statistics on page 140.

Realised prices

Realised copper prices are determined by comparing revenues from copper sales (grossed up for tolling charges for concentrates) with sales volumes for each mine in the year, and reflect the effective prices achieved by each mine. Realised molybdenum prices are determined on a similar basis. Realised prices do not reflect the effects of commodity derivative losses which are included in other operating expenses as the Group did not apply the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" during either 2005 or 2006.

An explanation of realised prices is given on page 24 of the Financial Review.

Cash costs

Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates at Los Pelambres. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three mines. By-product calculations do not take into account unrealised mark-to-market gains for molybdenum at the beginning or end of each period.

An explanation of cash costs is given on page 25 of the Financial Review.

Risk factors

Introduction

The Group is exposed to a range of risks and uncertainties which may affect it. These risks include strategic, commercial, operational, regulatory and financial risks. A summary of the key risks facing the Group is set out below. There may be additional risks unknown to the Group and other risks, currently believed to be insignificant, could turn out to be significant. These risks, whether they materialise individually or simultaneously, could significantly affect the Group's business and financial results. They should also be considered in connection with any forward looking statements in this document and the cautionary statement on page 37.

Financial risks

The principal financial risks to which the Group is exposed include risks relating to interest rates, commodity prices, credit, cash flow and liquidity. Details of these risks are contained in the Treasury Management and Hedging section on pages 32 and 33 and in Note 21(a) to the financial statements.

Economic environment

Commodity prices, and demand for the Group's products, are influenced strongly by world economic growth. Commodity prices can fluctuate widely and could have a material and adverse impact on the Group's revenues, earnings, cash flows and financial position.

Exploration

The Group seeks to identify new mineral reserves through exploration. There is no guarantee, however, that exploration activities will identify viable mineral reserves. A failure to discover new reserves or enhance existing reserves could negatively affect the Group's results and prospects.

Reserve estimation

The Group's resources and reserves estimates are subject to a number of assumptions, including the price of commodities, production costs and recovery rates. Fluctuations in these variables may result in lower grade reserves being deemed uneconomic, and may ultimately lead to a reduction in reserves. A significant reduction could have a negative impact on the Group's results, financial position and prospects.

Mining operations and new projects

The strong commodity cycle and large numbers of projects being developed in the resources industry has led to increased demand for supplies, equipment, skilled personnel and contractors. This has resulted in, and could continue to result in, increased capital and operating costs, which may impact the development of new projects, the expansion of existing operations, the results of those operations and the Group's financial condition and prospects.

Mining operations and project developments are also subject to a number of circumstances not wholly within the Group's control, including damage to or breakdown of equipment or infrastructure, natural disasters, unexpected geological variations and industrial actions. Appropriate insurance can provide protection from some, but not all, of the costs that may arise from unforeseen events.

Failure to meet production targets may also result in increased unit costs, particularly where operations have a high level of fixed costs.

Increasing regulatory and environmental approvals and litigation could result in significant delays in construction and/or increases in construction costs. These events could materially and adversely affect a project's economics or its successful completion and the Group's earnings and cash flows.

Decommissioning and restoration

Costs associated with the decommissioning and restoration of mine sites are estimated on the basis of a formal closure plan and are subject to regular formal review. Estimates may, however, be insufficient, further issues may be identified or changes in regulatory standards may occur. Any underestimated or unidentified costs will affect earnings and cash flows.

Acquisitions

Difficulties may be experienced in successfully integrating acquired businesses, and the full benefits, cost savings or synergies identified at the time of acquisition may not be achieved.

Political environment

The Group could be affected by any political or regulatory developments in any of the countries and jurisdictions in which it operates, including controls on imports, exports and prices, expropriation of assets, or new forms or rates of taxation and royalties.

Health, safety and environment

Antofagasta operates in an industry that is subject to numerous health, safety and environmental laws and regulations as well as community expectations. Developments in regulatory standards and expectations could result in increased costs and/or litigation, which could impact on earnings and cash flows.

Critical accounting judgements and key sources of estimation uncertainty

Determining many of the amounts included in the financial statements involves the use of judgement and/or estimation based on management's best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Changes in judgements or the assumptions underlying estimates could result in a significant impact on the financial statements. Details of principal accounting policies are set out in Note 2 to the financial statements and details of critical accounting judgements and key sources of estimation uncertainty are set out in Note 3 to the financial statements.

Cautionary statement about forward looking statements

The Annual Report and Financial Statements contain certain forward looking statements with respect to the financial position, results of operations and business of the Group. Examples of forward looking statements include those regarding estimated reserves, anticipated production or construction commencement dates, costs, outputs, demand, trends in commodity prices, growth opportunities and productive lives of assets or similar factors. The words "intend", "aim", "project", "anticipate", "estimate", "plan", "believes", "expects", "may", "should", "will", "continue", or similar expressions, commonly identify such forward looking statements.

Forward looking statements involve known and unknown risks, uncertainties, assumptions and other factors that are beyond the Group's control. For example, future reserves will be based in part on long term price assumptions that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for products, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.

Given these risks, uncertainties and assumptions, actual results could be materially different from any future results expressed or implied by these forward looking statements which speak only as at the date of this report. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or revise any forward looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward looking statements will not differ materially from actual results.

Corporate Social Responsibility



Open pit at Los Pelambres in Chile's IV Region, producing copper and molybdenum concentrates.

Introduction

The Group aims to discover world class deposits and to develop and operate low cost assets safely, responsibly and efficiently, in order to provide good returns to shareholders and to benefit stakeholders throughout the economic cycle. Sustainable development considerations are an integral part of the Group's decision-making process and it adopts a long-term view in formulating strategy, company policy and everyday business procedures.

Mining companies can be instrumental in the development of economies and communities. The Group recognises both its global and local responsibilities and seeks to contribute to the socio-economic development of communities and societies at its operations and projects principally through forming mutually beneficial local partnerships. It encourages dialogue with interested parties to gain more understanding and seeks to improve its performance in order to create greater value as a business.

Sustainable development policies are implemented in a number of ways. The Group places the adoption of safe work practices at the centre of operational activity. It exercises stewardship of natural resources to manage social and environmental risk and to minimise pollution and environmental footprint; this includes an integrated approach to the conservation of biodiversity and land and water management. It seeks to minimise stoppages in its mining and processing operations, minimise costs and maximise the benefit gained from a motivated workforce.

This report is divided into the following sections:

- Description of the Group's activities
- Communication
- Governance and Ethics
- Working with other Organisations
- Systems and Risk Management
- Awards and Recognitions
- Occupational Health
- Safety
- Environment
- Community Relations
- Human Resources

Description of the Group's Activities

Mining

The Group's three mines are controlled by experienced managers under the supervisory umbrella of Antofagasta Minerals S.A. ("AMSA") based in Santiago. AMSA's activities are outlined in the Chairman's Review on page 9.

By far the most important mine in the Group is Los Pelambres which is a world class porphyry copper mine owned 60% by the Group and 40% by two Japanese consortia. Located in the high Andes near Salamanca in Chile's IV Region, its operations extend from its open pit high in the cordillera to its dedicated port near Los Vilos. Los Pelambres produces copper and molybdenum concentrate with gold and silver credits in the copper concentrate. Tailings are currently held by a dam in the Cuncumen Valley to the south of the concentrator plant and work is in progress to complete the new Mauro tailings dam by the end of 2007. Copper concentrate is transported by pipeline 120 km to the coast, where it is dewatered, dried and stored prior to shipment by sea. The molybdenum concentrate is packed in drums and shipped from the concentrator plant to roasters.

El Tesoro is now 100% owned by the Group following the acquisition of Equatorial Mining Limited during the year. It is located in the Atacama mining district in northern Chile's II Region about 200 km north east of Antofagasta with good road and rail access to the ports of Antofagasta and Mejillones. El Tesoro is an open pit operation and uses a heap-leach SX-EW process to produce LME Grade A copper cathodes.

Michilla, which is 74.2% owned by the Group, is located about 100 km north of Antofagasta and is the Group's oldest mine since 1983. Michilla is a mixed copper oxide and sulphide orebody and mines its ore from a complex of open pit and underground operations. Michilla is very similar to El Tesoro and also produces LME Grade A copper cathodes through the SX-EW process. Michilla has access by road to the ports of Mejillones and Antofagasta. As explained in the Chairman's Review on page 13, it has recently revised its mine plan which extends to 2009 and is currently reviewing several options in order to further extend its mine life and continuance of its facilities at the SX-EW plant.

Production details for the three mines are shown on pages 22 and 140. Reserves and resources for each mine are shown on page 141.

The Group has a portfolio of exploration and development projects. These include Esperanza and Antucoya-Buey Muerto in Chile, the Reko Diq joint-venture in Pakistan and the Group's other exploration programmes in Chile, Colombia and Ecuador. The Group extends similar sustainability considerations to these activities as it does to its existing mines.

Transportation

The Antofagasta Railway (FCAB) has become one of the largest combined rail and road transportation companies in Chile due mainly to the phenomenal growth of mining in the II Region. It also has a 50% interest in and manages the Andino network in Bolivia. The combined networks transported 4.5 million tons by rail and 1.5 million tons by road in 2006. The FCAB is regulated by the Superintendency of Railways. Details of tonnage transported are shown on page 140.

Water

Aguas de Antofagasta is based in Chile's II Region where it supplies water for domestic and industrial use as well as treating waste water for industrial customers. It is regulated by the Chilean Water Authority and the Superintendency of Sanitary Services. Water statistics are shown on page 140.

Communication

The Group recognises the importance of timely and accurate information flows both internally and externally. It achieves this through a variety of means, including websites, intranets, publications, consultation procedures and meetings. The Group welcomes face to face communication and constructive criticism both internally and externally and it is committed to maximising transparency within the parameters of good business sense and commercial confidentiality.

External communication is achieved at Group and business unit level through the publication of financial, operational and social and environmental data. The Board requires its Directors, senior management and other staff to conduct themselves with integrity and to comply with the ethical standards of the Group and their profession in preparing and publishing such information, for example financial reports. At the business unit level, information about operational activities is also made available to local stakeholders through community consultation programmes, open meetings and memos. Grievance procedures allow interested parties to lodge complaints and request information. From 2006, the Group's three mining operations have also published financial information on a quarterly basis.

Internal communication within the Group is achieved through regular staff meetings including those with senior management. The principal business units publish regular magazines and use intranets to communicate Group principles, ethics and facilitate the flow of communication throughout the Group.

Governance and Ethics

The Group is committed to conducting business in an accountable and transparent way reflecting the interests of all stakeholders who may be affected by the Group's activities. In so doing, it demands honesty, integrity and responsibility from those who carry out its affairs. It seeks to ensure that the human rights, customs and values of its employees and those affected by its activities are respected, that information about Group activities is properly communicated and that environmental matters are properly considered.

In order to achieve this, it has corporate governance procedures, management structures and risk management procedures in place at both Group level and at the business units. In addition to their own procedures and structures, the principal operations have developed business principles and procedures to ensure good governance and adherence to ethics. The Group seeks to ensure similar standards are also maintained by its joint ventures. The Group's risk management team has developed a central reporting system which enables operational matters and incidents to be communicated using the Group's intranet. Further details of the Group's corporate governance and risk management practices are set out in the Corporate Governance statement on pages 62 to 69.

The Board has also adopted a Corporate Code of Ethics which is aimed at all employees and contractors of the Group, who are expected to understand and fully comply with its requirements. The Code of Ethics seeks to warn of potential conflicts of interest and independence. A Corporate Ethics Committee (CECOR) has been established with members drawn from senior management reporting to the Audit Committee. Its tasks are to develop and update the Corporate Code of Ethics; to establish and develop the necessary procedures to monitor and ensure compliance with this corporate code; and to establish systems to communicate matters of an ethical nature throughout the Group. A "whistleblowing" policy is in place which seeks to encourage and facilitate the communication of non-compliance, anonymously if necessary through the Group's intranet. Each principal operating subsidiary has a Company Ethics Committee (CECOM) comprised of the general manager and two senior managers who represent CECOR and communicate the corporate ethics code throughout their respective operations. Their tasks are to suggest modifications to the Code, to investigate non-compliance and to establish and develop necessary procedures for promoting and communicating the Corporate Ethics Code throughout their respective companies.

Working with other Organisations

Mining companies can make a positive contribution to the development of economies and communities, and the Group believes that this can be better achieved through communication and consultation with governments, non-governmental organisations, labour and financial institutions. It also believes that its decision-making process benefits from consultation with relevant stakeholders. Accordingly, it seeks to work closely with host countries and communities and communicates its views to governmental agencies directly or through industry associations and representative bodies at both a national and international level. At the level of each business unit, it seeks also to work in partnership with stakeholders, including local associations and representative bodies to find beneficial solutions on any issues.

Organisations of which Group companies are members

Organisation	Description	Group Membership
Sociedad Nacional de Minería de Chile (SONAMI)	An industry body that is an association grouping private entrepreneurs of small, medium and large size mining companies and represents, leads and looks after the interests of the private mining sector, in relations with public and private institutions, authorities, and the local and international communities.	Los Pelambres and Michilla
Consejo Minero de Chile (Consejo Minero)	An association of 17 large size Chilean mining companies founded in 1998 for the purpose of protecting, promoting and supporting the Chilean mining sector.	Los Pelambres
International Copper Association (ICA)	An international organisation for promoting the use of copper worldwide and co-ordinating and improving the effectiveness of international market development, research, and technology activities of the industry.	AMSA (through one of its subsidiaries)
International Molybdenum Association (IMOA)	An international organisation which aims to promote the use of molybdenum, gather technical literature and scientific data on environmental issues, prepare industry guidelines and collect historical statistics on global demand and supply.	AMSA (through one of its subsidiaries)
Antofagasta Association of Industrialists	An organisation which aims to foster the concept of sustainable development and promote policies and ideas to the community and other businesses.	Aguas de Antofagasta FCAB

SONAMI, the Consejo Minero and ICA are themselves members of several regional and international organisations, including the International Council on Mining and Metals (ICMM), an entity that brings together major mining and metal companies and associations worldwide.

Systems and Risk Management

Systems

Company general managers, who report to Antofagasta Minerals, are responsible for the health and safety systems in their organisations. Health and safety is also monitored by the risk management team (whose work is described on page 44) which reports to the Audit Committee.

During 2006 the Group has made significant advances in obtaining certification in international standards for management systems and has set targets for 2007 and beyond. The progress and targets are summarised in the table on this page and page 43. Where international standards are not applied companies use management systems under relevant national standards or have developed in-house solutions.

Status of certification of ISO 14.001 (environmental management) in Group operations

Company	Area (Business Unit)	Status
Los Pelambres	Punta Chungo port, health area, supply and contracts, molybdenum plant, Cordillera area (includes mine, plant, services planning and development, human resources and quality and safety).	Certified 1996 Version: between October 2004 and July 2005.
	Whole company.	Certified 2004 Version: July 2006.
El Tesoro	Whole company.	Certified 2004 Version: February 2006.
Michilla	Whole company.	Under evaluation.
FCAB	Whole company.	To be evaluated as a project in the future.
Aguas de Antofagasta S.A.	Operative areas of the company – treatment plants, distribution of potable water and sewer system.	An evaluation was undertaken in 2006 to evaluate the feasibility of certifying these areas, with next steps to be taken in 2007.

Status of certification OHSAS 18.001 (safety and occupational health management) in Group operations

Company	Area (Business Unit)	Status
Los Pelambres	Whole company.	Certified: June 2006.
El Tesoro	Whole company.	Certified: March 2006.
Michilla	Whole company.	Certified: October 2006.
FCAB	Whole company.	Being implemented and expected to be certified during 2007.
Aguas de Antofagasta S.A.	Operative areas of the company – treatment plants, distribution of potable water and sewer system.	An evaluation of the feasibility of certification was taken in 2006 and next steps will be taken in 2007.

Status of certification ISO 9.001 (quality management) in Group operations

Company	Area (Business Unit)	Status
Los Pelambres	Punta Chungo port, health area, supply and contracts, molybdenum plant, Cordillera area (includes mine, plant, services planning and development, human resources and quality and safety).	Certified: between March 2005 and June 2006.
	Whole company.	Certified: June 2006.
El Tesoro	Whole company.	In process of implementation and expected to be certified during 2007.
Michilla	Whole company.	To be implemented in 2007 with certification expected in 2008.
FCAB	Management services (transport of copper and sulphuric acid with enlarged scope to include mineral concentrates and general loading services).	Certified: 2003 with scope enlargement in January 2007.
	Integral Repair Shop Centre (electrical control of locomotives, repair and maintenance services with scope enlargement to cover design and metrology).	Certified: 2005 with scope enlargement expected in 2007.
	Engineering and services (electrical motors repair and maintenance and components recovery; with scope enlargement to production management, engineering projects and operator training.	Certified: 2005, with additional areas expected in 2007.
Train Ltda.	Storage and transfer of sulphuric acid and copper cathodes, transport of lime and cement.	Certified: October 2006.

Table for other international and national standards

Company	Standard
Los Pelambres	Punta Chungo: The International Ship and Port Security Code (ISPS) certification in June 2004.
Michilla	At the Caleta Michilla Maritime Terminal: The International Ship and Port Security Code (ISPS) certification in July 2004.
FCAB	Competitive Company Programme, in collaboration with a health care association to manage company risk.
Aguas de Antofagasta	Water Quality Laboratory: accredited by INN, the Chilean National Standardisation Institute in NCh-17025. Accreditation for Laboratory Tests in microbiology and chemical physics a requirement of the Superintendency of Sanitary Services.
	The company's microbiology and physic chemistry testing laboratory is in the process of obtaining the Chilean standard certification (equivalent to ISO) in control and quality of water.
El Tesoro	System to identify, evaluate and prepare action plans related with worker behaviour, based on supervisor leadership and the practice of the self-care concept, developed in collaboration with the Mutual de Seguridad, a national organisation which aims to promote health and safety at work.

Risk Management

The Directors' responsibilities for risk management, internal control, internal and external communications together with the role of the Audit Committee are described in the Corporate Governance report on pages 62 to 69.

The Group's risk management system has been developed in-house and is based on conceptual models and various existing risk management systems. Its purpose is to monitor and increase the contribution from each company through a central system designed to prevent potential incidents which could generate losses and to reduce the impact of unavoidable incidents. As explained in the tables on pages 42 and 43, the several aspects of the detailed processes established by Group companies are certified under ISO 14.001 for environmental management, ISO 9.001 for quality management and OHSAS 18.001 for safety and occupational health management.

Risk management processes are embedded throughout all levels within the Group. Employees and contractors who are in charge of an operation or project are responsible for managing any risk involved. These processes enable them to identify risks (including possible losses, incidents and areas of non-compliance) and controls. Risks are prioritised according to the likelihood and the impact in terms of losses while controls are assessed in three categories – good, satisfactory, or unsatisfactory, depending on the degree to which they meet their objective.

The information in the system is periodically updated and validated in conjunction with the risk control manager at each operation and the risk team at the company level, which includes collating and publishing safety statistics and measuring these against clear performance targets for the Group and individual operations. Some operations have had risk management systems audited as part of the process in obtaining ISO and OHSAS certifications. The Group shares information relating to risk management with other mining companies in Chile.

During 2006 functional improvements were made to the risk system. These included improvements to the incident reporting system and the development of an online system to manage and report safety indices. During 2007 and 2008, further improvements are planned, which include the integration of risk maps, the incident report systems and quality management systems.

Awards and Recognitions

During the year, many of the Group's operations received awards and commendations at both regional and national level for their contributions to health, safety and the environment. These included:

Los Pelambres

- Three new awards were received by Los Pelambres from the Chilean National Safety Council:
  - the operation's general management, port, concentrator plant, services and support areas were awarded the National Safety Council Award;
  - the general management, port, services and support areas received the Safety Excellence Award for the second consecutive year; and
  - the concentrator plant area was awarded the Safety Effort Award.
- International Mining Industry Underwriters Limited (IMIU) ranked Los Pelambres as one of the five safest mining companies globally.

- For the third time in six years of operation, Los Pelambres received the Servicio Nacional de Geología y Minería's (Sernageomin) prize for Mining Safety in the large-scale mining category. This prize is the main Government recognition in the mining industry.

El Tesoro

- The Chilean National Safety Council awarded the prize for excellence to the mining function and support areas for their safety performance.
- The Antofagasta Association of Industrialists awarded the Environmental Management Award to El Tesoro for its environmental performance in the area of water consumption.
- The Antofagasta Association of Industrialists (in conjunction with national and regional authorities in the region) awarded the Benjamin Teplizki prize to El Tesoro, in acknowledgement of mine safety and environmental management.



Ignacio Cruz, General Manager of Los Pelambres, receiving the Sernageomin prize from the Minister of Mining, Karen Poniachick.

Michilla

- An award was given by CORESEMIN (Consejo Regional de Seguridad Minera) for high standards of safety.

Aguas de Antofagasta

- The Regional Secretary of the Ministry of Health certified that public drinking water supplied by Aguas de Antofagasta has an arsenic content of less than 0.01 mg per litre, within the guidelines set by the World Health Organisation.

Occupational Health

The very nature of the Group's activities means that those involved may, during the course of their work, be affected by factors which could affect their health. The Group is committed to providing a healthy workplace for its employees and contractors, eliminating occupational illness and managing health exposures in the workplace.

Chilean legislation covers most aspects of health through the Sanitary Code, the Basic Condition Regulations for Working Areas, and specific regulations for food handling, radiation exposure, work accidents and illnesses. The Group seeks to meet or exceed these standards.

All the principal business units have occupational health policies, and each operation or project is responsible for setting its own objectives and targets and communicating them to employees contractors and, where applicable, the local community. These measures are underpinned by strong leadership from senior management and operational heads. Management systems certified under OHSAS 18.001 are in place in nearly all aspects of the Group's business units. Health policies focus on minimising risk through preventive measures and raising awareness of health issues; medical surveillance and voluntary testing; monitoring and reporting procedures (including occasional internal and external audits); and the use of technology to reduce demands on the workforce. Specific measures include routine examinations for employees and local community members, advice on exercise and diet and educational programmes for community groups, and on-site clinics.

For example, Los Pelambres has approximately 2,500 employees and contractors working at altitudes of 3,500 metres down to sea level. Consequently, the main effects are exposure to high altitude and the effects of isolation from family and social surroundings. An integral health system has been in place since 2000 and Los Pelambres has internal polices, regulations, codes of good practice and specific procedures promoting healthy working conditions. These are outlined in its Strategic Cornerstones, Quality and Risk Policy and Health Guidelines, which covers all aspects of the production activities in all working conditions.

Regular monitoring at Los Pelambres keeps track of health tendencies and allows early warning of occupational illnesses enabling timely treatment or prevention. Industrial hygiene monitoring of physical and chemical agents allows detection and control of conditions capable of causing occupational illnesses. Other programmes cover mental health, cardiovascular risk factors, dental health, family health, food and catering, lodging, transportation and recreational activities. Guidelines are provided through various methods both written and spoken. Employees can access their own health information at any computer terminal using their personal password, and statistics are kept on every aspect of health. During 2006 the company has continued developing its Quality of Life at Work programme aimed at improving general health. Los Pelambres has one of the most efficient systems in this regard in the mining industry as confirmed by internal benchmarking studies.

As a specific example, the occupational health and safety committee and labour unions agreed to change shift times of 12:00 hrs – 24:00 hrs and 00:00 hrs – 12:00 hrs to a new schedule of 09:00 hrs – 21:00 hrs and 21:00 hrs to 09:00 hrs. The new shifts times began on 1 December 2005 and after a nine month period of evaluation of personnel in 2006, significant improvements were observed in several areas. These included improvements in melatonin hormone levels (associated with quality of sleep and exposure to sunlight); improvements in hours of effective sleep; reductions in accident and incident rates and increases in productivity levels.

At El Tesoro, the existing health plan was extended to include programmes on healthy eating and physical fitness. Voluntary participation by employees in the health plan increased from 65% in 2005 to 72% in 2006.

FCAB runs an occupational health programme with Mutual de Seguridad, and aims for certification of OHSAS 18.001 in 2007. The company uses ergonomic diagnostics to design locomotive cabs to FCAB health and safety standards. The workforce undergoes occupational health examinations and safety audits are carried out internally and externally.

At Aguas de Antofagasta, health monitoring and management is mainly focused on operating activities, including the capturing and piping of water, filtration plants, distribution systems and sewage collection and treatment systems. During 2006 the occupational health programme focused on two new areas. Firstly, there was a preventive health plan through vaccination against influenza, hepatitis and typhoid. Secondly, a programme was established for employees, contractors and their families to inform about and prevent solar radiation.

Safety

Safety is a major priority given the inherent risks in the different operations and development projects and the Group is committed to providing a safe workplace for its employees and contractors. The Group has been building a safety culture base on the following concepts:

- ensuring that senior management and operational heads provide leadership and are committed to safety. Health and safety matters are considered monthly at the divisional board meetings;
- use of management systems, with the majority of the Group's operations certified under OHSAS 18.001. Standards at each Group operation are expected to exceed national minimum standards, and safety programmes have been approved by the Regional Agency for Mining Safety, a public body which establishes minimum industry standards;

- regular training is provided to all employees and contractors to increase their awareness and improve their behaviour and attitudes toward safe working practices. Contractors and sub-contractors are required to follow specified health and safety standards under terms of their contract;
- health and safety issues are monitored across the Group by the corporate risk team through its risk management procedures, with risk assessments carried out regularly. Incidents are recorded and followed up; and
- safety committees which meet frequently are in place at each operation to review incidents, consult with employees, identify improvements in safety systems and procedures and implement training to prevent recurrence of incidents. At each operation, a safety department is responsible for overseeing quality and risk management systems.

The Board is committed to a target of zero fatalities. Regrettably in 2006 there were four fatalities, compared with one fatality in 2005. One fatality occurred at Michilla and three fatalities occurred at the FCAB. Two of these fatalities were at Train Ltda., the road division of the FCAB, as a result of a road traffic accident. Key safety indices for the Group are set out by operation below:

Table of safety statistics for 2006 and 2005

	Lost Time Injury Frequency Rate (LTIFR)[1]		All Injury Frequency Rate (AIFR)[2]		Severity Rate[3]		Number of Fatalities	
	2006	2005	2006	2005	2006	2005	2006	2005
Chilean mining industry[4]	5.3	6.6	–	–	969	818	19	30
Los Pelambres	2.3	1.7	7.5	8.7	90	112	–	–
El Tesoro	2.2	2.8	19.4	15.1	56	55	–	–
Michilla	1.3	4.5	12.7	12.9	1,732	1,450	1	1
Mining division	2.0	2.8	11.6	11.5	516	530	1	1
FCAB	15.3	17.1	37.5	53.3	5,465	529	3	–
Aguas de Antofagasta	9.1	16.6	29.9	23.0	93	104	–	–
Group	4.9	6.2	17.5	19.6	1,427	505	4	1

(1) Number of accidents with lost time during the year per million of hours worked.

(2) Number of accidents with and without lost time during the year per million of hours worked.

(3) Number of lost days during the year per million of hours worked. A fatality is calculated as 6,000 lost days.

(4) Source – Servicio Nacional de Geología y Minería.

As set out on pages 44 and 45, various Group companies achieved awards during 2006 for achievements in safety.

At Los Pelambres, a successful safety record has been achieved through detailed application of policies at the level of each production unit, and regular updating of these policies to reflect changing situations. Los Pelambres' safety department has carried out more than 40 workshops with attendance of more than 500 employees. In 2007, Los Pelambres will develop an organisation of workers, supervisors and managers into a self-care community. Los Pelambres encourages the ongoing participation of employees and grants awards to those employees who perform exceptionally in the area of safety.

Tesoro has increased training and monitoring of health and awareness campaigns and has published a magazine focused on accident prevention both in the workplace and at home.

Michilla has concentrated on the identification of risks, risk evaluation (probability and consequence), application of tolerance criteria, classification and generation and monitoring of controls and their effectiveness.

At present the FCAB has in place a strategic health and safety model and is currently implementing a system based on OHSAS 18.001 with the aim of certification in 2007. The incident system is integrated throughout the company with the use of on-line communication. In the area of rail safety, a derailment system analyses causes and suggests possible preventative action. The quality control system adopted by the company is ISO 9000/2000 and covers procedures and education for train operating and railway safety. The company has maintained its safety standards and has run self-care, personal safety and specific courses attended by members of the workforce. FCAB runs Supervisor Specific Action Plans (PAES), safety inspection programmes and regularly holds executive committee meetings to examine safety. During 2006, the number of derailments reduced by 26% compared with 2005. It also ran supervisor specific action plans (PAES), safety inspection programmes, self-care and personal safety courses and programmes specific to derailments and train workers.

Environment

The Group recognises that extractive industries have the potential to adversely affect the environment both in terms of impact on natural global ecosystems (including climate change and ozone depletion) and stewardship of natural resources. Where possible, the Group seeks to prevent, minimise or remedy the effect of its operations on the environment. Accordingly, the Board is determined to promote good environmental performance through effective water management, energy consumption, improving air quality, waste minimisation and land stewardship. It is committed to the efficient use of resources and recognises its responsibility for the use of its products.

Group environmental policy takes account of government legislation, local, national and international regulations, customers and suppliers. The Group's business units have developed policies to assess and manage their specific environmental risks throughout all stages of an operation, including acquisition, exploration, development, operation and closure. These policies take into account economic, technical, environmental and social factors and the Group seeks support from communities, governments, customers and suppliers for it actions.

The legal basis for environmental regulation in Chile is set out in Chilean Law 19.300 (the Environmental Basis Law). This provides that, before commencing certain projects or activities that are capable of causing environmental impact, the project owner must apply for permission under the Chilean Environmental Impact Evaluation System. This is an exhaustive assessment process managed by the National Environmental Commission (CONAMA). Under this procedure, all government agencies with environmental jurisdiction evaluate whether to grant pertinent departmental rulings, licences and permits for a proposed project.

The Environmental Impact Evaluation System includes a public participation process intended to ensure that comments by the interested general public are considered in the evaluation of projects. The public consultation period must be completed by the deadline set by law, which is sixty days from the last legal advertisement published with a summary of the environmental impact assessment submitted by the project owner.



To ensure water quality, Los Pelambres monitors 87 surface water points.

Monitoring

As set out in the table on page 42, environmental management systems covering nearly all processes in the Group's operations are certified or being certified under ISO 14.001 environmental management systems. These include several aspects of environmental control, including environment management, air quality control, emissions, hazardous materials and contamination control, noise and vibration control, non-minerals and minerals waste management, land use and stewardship, water use and quality control. Where ISO 14.001 standards have not yet been applied, management systems are based on at least national and regional standards.

At Los Pelambres, for example, monitoring reports are submitted periodically to CONAMA as well as other stakeholders. Monitoring programmes assess the effect of operations and development activities on identified environmental factors, compliance with applicable environmental standards, verification of the effectiveness of preventative measures and measurement of unforeseen effects. Since 2006, this information has been published on Los Pelambres' website.

At Aguas de Antofagasta, quality of drinking water is monitored by the regional health authorities, the Regional Ministry of Health and the Superintendency of Sanitary Services (SISS). Regular reports on water quality extracted at source and at final purification stage are submitted in order to comply with current regulations.

Energy consumption

The Group aims to conserve energy at all stages of production throughout all its operations. It does this through use of energy efficient machinery and practices, the development of new technology and by supporting energy conservation projects. Energy usage is also monitored through internal and occasionally external audits. At Los Pelambres, the control of power demand is managed by strict monitoring and control while the use of internally generated power was part of the original project design. The company is able to use the potential energy sourced from the difference in elevation between the mine site and the concentrator plant – a difference in height of some 1,600 metres. The conveyor belt system between the two elevations generates energy amounting to 16% of the power used by Los Pelambres. The system is eco-efficient and has saved the company more than US$5 million since 2000. These efforts enabled Los Pelambres to be awarded with the National Prize for Power Efficiency in 2005.

At Aguas de Antofagasta water sources are located in the Andes, while most consumption points are at lower altitude or coastal levels. Accordingly, energy can be obtained through gravitation and this minimises the impact of energy usage on the environment.

Water

Water availability, consumption and risk of contamination are the important issues in the Group's operations. Business units aim to reduce water consumption and recycle and re-use water where possible, to preserve its availability for both its operations and other users in the long term.

At Los Pelambres water management systems allow the recirculation of up to 86% of all processed water. Los Pelambres will participate in the administration of a recently built irrigation dam in the Choapa Basin. This dam will allow for the accumulation of water during the winter when there is little demand by the agricultural sector, and release water for consumption in the following season. The new Mauro tailings dam currently under construction will segregate natural flows for the tailings basin ensuring the quality and flow of water downstream. This tailings facility will recirculate processed water to the concentrator plant, located more than 45 kilometres away. Losses resulting from evaporation have been reduced by enclosing newly flooded areas of the tailings impoundment basin. Los Pelambres uses less water than comparable mines and expects to take less than 30% of its requirements from the surrounding area. Regular meetings are held with various authorities including the Chilean Water Authority, the Agricultural and Range Service, the Irrigation Canal Association and the Health Service which audit the operations on a continuing basis.



Only 14% of Los Pelambres' water needs are supplied from fresh water.

Michilla has a system whereby it pumps seawater to its mine, where it is treated in a desalination plant and used in the SX-EW cathode production process. Waste water is cleaned and used to irrigate vegetation within the site. Similarly, the Esperanza project is considering the use of sea water for its concentrator plant as part of its feasibility study.

El Tesoro gets water from the deep wells in an aquifer located 70 km from the mine site and usage is constantly monitored by the local authorities. The water from this aquifer is shared with other mining companies and farmers with whom the company has regular meetings. Each process in the operation has a measuring system for controlling water usage. During 2005 a reagent was incorporated to improve the quality of water used and to reduce air pollution. Fresh water is used to replace the water lost by evaporation in the storage pools and water absorbed in the leaching process. Recycled industrial water is used to water the gardens and green spaces around the offices and accommodation areas at the mine. As explained on page 45, the Antofagasta Association of Industrialists gave the Environmental Management Award to Minera El Tesoro for their environmental work reflected by their specific water consumption rate measured in litres per tonnes of ore treated.

Aguas de Antofagasta extracts part of its water from river sources in the Andes, and supplements this with a desalination facility at the city of Antofagasta. Over 80% of its water volumes supply domestic customers and small businesses in the population centres in Chile's II Region. The water purification process aims to achieve high rates of availability at the various stages. Water discarded from various stages of the purification process is recovered and reintroduced by means of decanting tanks, thickeners, centrifuging and pumping water back into the plant's reception tank. In 2007, Aguas de Antofagasta together with other stakeholders will form the Rio Loa Vigilance Committee which will manage efficient use and management of water sourced from this river.

Waste

The Group's activities generate mineral and non-mineral waste. Mineral waste includes mined rock with no economic value, tailings from the concentrator plant and leached residue from the heap leach operations. These materials are disposed of in designated waste dumps or tailings dams for which environmental approval has been obtained. Non-mineral waste includes materials that support mining and processing such as tyres and oils. These materials are managed where possible through re-use, recycling and storage.

At Los Pelambres, environmental guidelines use a preventive approach and seek to minimise disturbance of surroundings, pollution, the use of resources, and the generation of waste. There is an industrial waste management programme, including categorisation of hazardous waste in accordance with current standards and directives. For example, industrial wastes are recycled where possible or sorted and sold as scrap. Organic wastes from the dining halls are processed at a composting facility for use in the forestation of tailings deposits. Regular contact is maintained with local authorities, the Health Service and the National Environmental Commission (CONAMA) and audits of waste management are conducted on an on-going basis. For example, during 2006 Los Pelambres submitted a waste management plan to local authorities, focusing on lubricating oils (an ingredient in the preparation of explosives), the sorting and segregation of waste, spill prevention and the cleaning of heavy equipment.

El Tesoro generates bulk mining waste extracted from the open pit and treated heap-leached piles. Each process has targets to reduce waste generation. In 2005 a new legal requirement for dangerous residues required construction of new installations to house hazardous residues. There is a project aimed at recycling domestic waste and wood. All waste disposal is monitored by the local authorities.

Michilla is similar to El Tesoro and also has a waste management system. This has been adapted for the new legal regulations which have come into force principally in the area of dangerous waste. All solid non-dangerous waste is recycled and sent to the chemical industry; dangerous liquid waste is recycled and sent to the cement industry for use in ovens; non-dangerous liquid waste such as sewage is treated and subsequently used as irrigation water in agricultural areas. Dangerous solid waste is removed and recycled.

At Aguas de Antofagasta, waste disposal considerations arise from both the purification process to provide potable water and the eventual treatment and disposal of sewage from customers. The water purification process generates waste which could have an impact on the environment. This waste material contains arsenic which exists naturally in all water sources and is removed in order to supply potable water to the public. This waste material is disposed of in a secure landfill site which complies with all regulatory requirements for this type of installation. In 2006 Aguas de Antofagasta engaged in a biotechnology project with Antofagasta University investigating possible reductions in the volume of sludge produced in the purification process. Sewage is subjected to a preliminary treatment, wherein the removal of solids, heavy material, faecal material, sand (fine solids) and oils and fats takes place so that it may be discharged safely into the sea via submarine pipes beyond a coastal protection area established by current regulations. The solid waste generated from these processes is treated with lime prior to final disposal and pumped to authorised dumps in accordance with the requirements established by the relevant health authority.

Land Stewardship and Biodiversity

In all its operations and projects, the Group aims to maintain existing ecosystems, biodiversity and habitat. It aims to be a good neighbour and wherever possible ensure continuing community access to land. The Group appreciates the importance of minimising disturbance to land and the rehabilitation of disturbed land. All mining operations have formal closure plans which seek to rehabilitate and restore land so it can have future use. In dealing with biodiversity issues, the Group seeks to take into account the interests and concerns of different groups including traditional landowners, local communities and non-governmental organisations.

Los Pelambres has more than 25,000 hectares of protected areas. At Los Vilos, these include the Laguna Conchalí Wetlands, a nature sanctuary, the Monte Aranda property and Quebrada de Llau Llau. At Salamanca, these include Quebrada de Talca, Alto Manque, Alto Piuquenes, Cerro Amerillo and Laguna El Pelado. Within these areas there are protected species of trees and other wild life. The trees include Quillay (Quillaja saponaria), Espino (Acacia caven), Huingan (Schinus polygamus), Chacay (Discaria sp.) and Canelo (Drymis winterii). Wild life includes the guanaco (Lama guanicoe) and several species of birds such as Cuervo del Pantano (Plegadis chi), and Cisne coscoroba (Coscoroba coscoroba). Los Pelambres is also conserving one nature sanctuary in the







Laguna Conchalí is protected by Los Pelambres and has been declared a Ramsar Convention site.

Laguna Conchali Wetlands at Los Vilos (a Ramsar Convention site) and it has requested the status of sanctuary be granted to the Monte Aranda property and Quebrada de Llau Llau at Los Vilos, together with an area of the cordillera to the south of Salamanca (Laguna El Pelado). Forestry management plans protect the species referred to above while populations of guanacos have been tracked by satellite imagery and radio tracing to ascertain numbers, habits and customs, and birds are being monitored at the Laguna Conchalí Wetlands.

Since 1997, Los Pelambres has allowed livestock herders from the Choapa Valley the use of land in the high Southern cordillera. This activity was conceived within the framework of the Los Pelambres good neighbour policy, to make available grazing land for livestock which is often in short supply during the Southern hemisphere summer. The latest season, which began in December 2005 and ended in April 2006, benefited 13,000 animals and 40 herders in the area.

Los Pelambres has for a number of years developed under permit the Laguna Conchalí Wetlands as a nature sanctuary. This is an area in the vicinity of the Punta Chungo port with a complex ecosystem with many variations in biological diversity, forest structure, and endangered species. This area had previously been exploited by the local population in an unsustainable way for several years. As part of its development, Los Pelambres has undertaken basic research into the wetlands, consulted extensively with local people about their concerns, established a conservation zone with local stakeholders and built an education centre.

During 2006 Los Pelambres continued its Biodiversity Monitoring Plan. Three guanaco monitoring campaigns were carried out featuring population census, and behavioural and reproduction studies. In addition, tracking by satellite telemetry (on a permanent basis) and radio transmitters (on an occasional basis) were carried out to enable knowledge to be gained regarding movement patterns and home ranges of the population. Other monitoring campaigns undertaken in 2006 included:

- study of the Manque and Piuquenes valleys from 2005 to study subsistence of the guanaco population;
- bird monitoring campaigns in Laguna Conchalí and the Manque and Piuquenes valleys;
- flora and vegetation monitoring campaigns at Laguna El Pelao, Monte Aranda and Quebrada de Llau-Llau;
- three ichthyic fauna and terrestrial fauna monitoring campaigns carried out in connection with the construction and eventual operation of the Mauro tailings dam; and
- two fish monitoring programmes.

During the year a proposal was submitted to the health authorities of the IV Region for the development of a pilot compost plant. This initiative is within the framework of Los Pelambres' quality and risk management policies.

In the desert areas surrounding the El Tesoro and Michilla mine sites there is virtually no vegetation or wild life.

Emissions

The Group seeks to reduce air emissions and ensure good air quality in and around its operations and projects.

At Los Pelambres, several initiatives for dust control are used to counter dust emissions which come primarily from the sands dam of the tailings pond, roads and the crushed ore stockpiles. Wind screens have been erected at the tailings dam, while stockpiles, the tailings dam and roads are regularly sprinkled with water. Tests are under way for an additive to encapsulate dust particles while spraying and also on an automatic truck sprayer in the mine area. Dust particles of less than 10 microns are being monitored.

Every effort is made to minimise dust emissions at the port and the concentrate stockpile and belt conveyor system are subjected to negative pressure conditions. The loading of concentrates is done by extendible chutes and includes emission collection systems. Close contacts are maintained with the authorities and audits are conducted on a continuing basis.

Emissions of dust from mining operations and gas from the leaching process at El Tesoro are controlled by the Environmental Management System so as to reduce emissions into the atmosphere. The control of dust has been improved by using reagents in water. Continuous dust monitoring is carried out at the mine camp and neighbouring town of Sierra Gorda.

Aguas de Antofagasta adopts measures to control and monitor the different emissions generated by its activities. The sewage pre-treatment process is de-odorised and monitored. Particle emissions from construction processes such as the network replacement and building of tanks are controlled through use of water sprinklers, while noise levels are minimised through reducing vehicle speeds and net fencing around works. External lighting has been recently replaced on all buildings to limit disturbance in accordance with current standards issued by the Superintendency of Electricity and Fuel.

Community Relations

The Group recognises that its operations have a social and environmental impact on neighbouring communities and regions. It aims to protect the areas around its operational sites and contribute to local economies. Programmes have been set up with a view to establishing relationships within the community through mutual collaboration, transparency in Group activities including the community's right to know and involvement in local issues. A long term approach means that relationships are established prior to the commencement of projects with a view to development over the project life.

Los Pelambres has educated 5,000 children in road safety.


PREVENTIV



Enquiries and complaints from local communities and local authorities are recorded and considered. The Group also aims to contribute in the areas of education, enterprise, job creation, arts, health, sport, recreational activity and general issues facing the local communities. It assists in regional development and training, employment and small business opportunities. The Group supports community based projects that can make a difference in a sustainable way without creating dependency. It also seeks to employ local people and businesses to ensure a transfer of benefit and opportunity to local stakeholders.

Aguas de Antofagasta's "Culture for Life in the Desert Programme" mascot "Vizcacha" has met 128,000 students, teaching them to be proud to live in the driest desert in the world and to take care of their lives and cities.



Los Pelambres has developed a community relations management system to identify, analyse and resolve community related issues. There are programmes for communicating with key stakeholders and assessing performance through opinion polls and procedures to deal with enquiries from the communities, media and local authorities. During 2006, activities included the building, design and inauguration of the "Andronico Luksic Abaroa" Centre for Mining of Copper and Sustainable Development. The centre is located near the Punta Chungo port and the Laguna Conchali Wetlands, and since its inauguration in October 2006 it has had nearly 3,000 visitors in the first two months. It is the first permanent centre dealing with these issues in the South American continent.

A training programme was developed to enable 1,200 people from the Choapa valley to be trained on safety and the environment between 2002 and 2005, with 360 people trained on specific construction trades. The operation has encouraged contractor companies to employ local labour. The results have been successful and the majority of the labour force participating in the construction of the Mauro tailings dam project are from local areas including the Choapa Valley.

The Minera Los Pelambres Foundation was created as an independent entity to establish programmes to encourage sustainable development in the region over a long-term period. The 2003-2006 Development Plan provided for a total investment of US$3 million. The areas covered include water, local production, education, agricultural scholarships, "Together We Can Grow More" programmes, environmental education and certification of schools, road and highway safety, development of local suppliers and irrigation. Other programmes support local fishing communities by granting awards, scholarships and also help in teaching methods for schools. The Foundation is always looking to provide incentives and encourage local business.

Specific projects funded by the Foundation include:

- projects relating to irrigation – in 2005 a rotational fund was set up for the use of farmers for irrigation. To date 40 hectares of land have been irrigated and seminars and workshops in design and planning have been organised;
- projects in the agricultural sector – in partnership with the Government, 240 farmers have been supported, enabling the planting of 251 hectares of fruit trees. The aim is to support up to 750 hectares of land. In addition, support has been provided to 70 families received support to help establish modern agricultural methods;
- projects in the fishing industry – a work programme at Los Vilos has assisted 300 fishermen;
- projects to fund small businesses – over two years, 25 projects tailored for small business were supported through financial support and managerial training. A fund supporting small businesses has provided assistance to 282 projects;
- during 2006, the Foundation collaborated in the implementation of a free Wi-Fi system for the inhabitants of Salamanca to support education and local development. This has made Salamanca one of the first towns in Latin America to have free wireless access; and
- also during 2006, the Foundation supported an exhibition of 100 years of Plastic Chilean Art in the Museum of Contemporary Art in Santiago, with participation by students from the Choapa valley.



Salamanca is the first Latin American city to have community-wide Wi-Fi due to the Minera Los Pelambres Foundation.

At El Tesoro efforts during 2006 have been focused on education and training young people for employment. A "neighbours team" was established with the community and two other mining companies in the region.

Michilla has a close relationship with Caleta de Michilla, a community totally dependent on the local artisanal fishing industry. The company provides drinking water, electricity and runs an emergency service for households. It has provided internet access and computers for a local primary school of 24 children and study trips have been organised to Congress, museums, and the zoo in Santiago. By virtue of a programme aimed at improving the area, rubbish is no longer dumped on local roads. During 2005, seminars were given to local people to improve safety in the home. The company has formed close relationships with the communities from Mejillones and Antofagasta and regularly participates in exhibitions and other events.



Small business developments are funded by the Minera Los Pelambres Foundation.



Los Pelambres' work with the community has focused heavily on environmental education.

In 2004 the FCAB ran programmes for the local communities on basic computer skills and basic literacy for employees and their families. The Cyber Train Project began in August 2005 involving a total of 1,055 people. This project is organised and funded by the Andrónico Luksic Abaroa Foundation in conjunction with the FCAB. The project contributes to the development and culture of vulnerable areas of the Antofagasta community, and is designed to improve opportunities for disadvantaged communities. The Cyber Train has modified passenger coaches dating from the 1900s and equipped these with networked computer equipment and broadband to provide a virtual library and cultural centre. Technical support and supervisory help is on hand and being mobile, the Cyber Train is able to reach the wider community. It has three modules:

- electronic literacy – basic training in surfing the internet, using email, chat rooms and word processors;
- reading development – designed to motivate electronic and traditional reading and use of library facilities; and
- cultural development which encourages people to surf the net and visit virtual museums and works of art.

FCAB was the first company in the Antofagasta region to obtain the Digital Literacy Hallmark for this project granted by the Chilean National Training and Employment Service (SENCE). During 2006 the target to increase the contribution made by the Cyber Train was met with 5,967 people using the Cyber train that year. In 2007 the Cyber Train Project will expand to reach a wider audience in neighbouring towns.

The FCAB has also equipped the Secondary School in Mejillones with computers and awarded grants for students to attend university.

The FCAB sponsored and supported the development of cultural and artistic activities during 2006. Cultural programmes include the sponsorship of a book fair, cinema festival, concerts and theatre plays. Sporting activities were organised for the local community and children of the FCAB workers. In 2007, the FCAB will open its heritage museum to the local community.

Aguas de Antofagasta has an education programme "Culture for Life in the Desert" which is designed to educate the local community on health issues. Open meetings with employees and their families, residents and local authorities have taken place and seminars directed at professionals have been organised in order to share information and in particular communicate information on arsenic levels which are within World Health Organisation standards. Aguas de Antofagasta aims to expand the information programme to the five cities which it serves.

Human Resources

The Group aims to develop and maintain a motivated labour force committed to achieving a high standard of performance. In all of the Group operations the human resource systems and procedures, which promote and encourage harmonious management of employment relations, are constantly under review. The Group operates within the employment legislation existing in Chile. The Group subscribes to an integrated system of policies, principles, regulations, procedures and work practices that ensures that the corporate strategy is communicated to all Group companies.

Human resource management for the Group takes into account the business life cycle, environmental factors, socio-economic and political factors as well as the expectations of the employees. The human resource function seeks to apply best management practices for the varying situations each company faces taking into account medium and long-term factors. The human resource function at the corporate centre, AMSA, encourages each company to develop policies, guidelines and management procedures suitable to the needs of the particular company but in line with the overall corporate vision outlined in AMSA's manual of general management policies for human resources. Each year, reviews are carried out to identify external issues: legal, union activities, compensation issues and the socio-political environment. This review, looking 36 months ahead, identifies challenges facing each company and an action plan formulated by senior management is updated monthly. The Group uses a central intranet to communicate to the workforce. In 2006, the Group employed an average of 3,139 employees. An analysis by company is provided in Note 7(a) to the financial statements.

The Group offers competitive remuneration packages in order to secure good quality employees as competition for labour is intense in Chile at this time. All the Group's operations seek to encourage their employees to achieve a high level of performance. Salary increases are linked to productivity at Los Pelambres. A monthly survey is conducted within the Group to evaluate requirements in the mining industry in order to be aware of the state of the recruitment market. The Group's policy seeks to recruit potential employees from universities, technical colleges and from educational bodies in communities local to its operations. Group aggregate remuneration is set out in Note 7(b) to the financial statements.

Career development and training

Training programmes keep employees up to date in their knowledge, competence, skills and abilities. Courses are run for employees, contractors and sub-contractors in risk prevention, environmental protection, quality and occupational health, technology, business culture and management philosophy. Professional and vocational training in relevant areas is also encouraged. Training programmes are developed with input from employees and third parties. The Group encourages career development and offers employees new opportunities through internal recruitment processes and internal certification of abilities to encourage promotion to a higher level and better salary. A leadership development scheme called DREAM is available for senior executives.

Sub-contractors

The policy outlining working relationships with third parties and sub-contractors is contained in a Group policy manual. Sub-contractors are subject to the same obligations as employees and have the same responsibilities. Contractors' personnel are encouraged to adopt the best practices recommended by the Group's human resources management. Michilla runs a programme in conjunction with government agencies (such as Corporacion de Fomento de la Produccion) to develop and train local contractors. It also assists in certification programmes such as ISOs. Last year the operation conducted a training programme to promote policies and create synergies between contractors.

Trade unions

There are ten labour unions representing employees within the Group, four at FCAB, one at Michilla, one at El Tesoro, two at Los Pelambres and two at Aguas de Antofagasta. All five operations have collective employment agreements which set out terms and conditions of employment and salary levels.

The Group uses a model for managing its relationship with trade unions which is regularly reviewed. A monthly survey summarises all aspects which have arisen in the previous month.

Report of the Directors

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 2006.

Principal Group Activities

The principal activities of the Group are copper mining, the transportation of freight by rail and road and the distribution of water. These activities are mainly based in Chile.

The Company's principal activity is to act as a holding company. Group operations are carried out through subsidiaries and associates. The principal subsidiaries and associates that make up the Group are set out in Notes 15 and 16 to the financial statements. One subsidiary, the Antofagasta Railway Company plc, has a branch in Chile (known as the FCAB) which provides rail freight services.

Business Review

Under section 234ZZB of the Companies Act 1985, the Company is required to provide an enhanced business review containing the following components:

- a fair review of the business of the Company; and
- a description of the principal risks and uncertainties facing the Group.

The enhanced business review is a balanced and comprehensive analysis of the development and performance of the business of the Company during the year and its position at the year end. The review includes an analysis using financial and non-financial key performance indicators to the extent that these are necessary for an understanding of the development, performance and position of the Group. Where appropriate, the Annual Report uses other performance indicators, including information relating to employees, health and safety and the environment. The review, where appropriate, includes references to, and explanations of, amounts included in the annual accounts.

The requirements of the enhanced business review are fulfilled in the disclosures contained within the Chairman's Review on pages 6 to 21, the Financial Review on pages 22 to 37, the Corporate Social Responsibility report on pages 38 to 57 and the Corporate Governance report on pages 62 to 69. A summary of the key performance indicators considered most relevant to the Group is included within the Financial Review on page 22. A description of the principal risks and uncertainties facing the Group is included within the Financial Review on pages 35 and 36.

A description of the financial risk management objectives and policies of the Group, together with the principal risks to which the Group is exposed, is contained in the Financial Review on page 35 and in Note 21(a) to the financial statements.

Details of significant events since the balance sheet date, which comprise the agreement to sell the Group's interest in Cordillera de Las Minas S.A., are given in Note 36 to the financial statements.

Value of Land

Land included within property, plant and equipment is mainly held in the financial statements at cost. It is not practicable to estimate the value of such land and minerals rights, since these principally depend on product prices over the long-term and will vary with market conditions.

Land included in investment properties relates to forestry properties which the Group maintains but does not use in any of its existing operations. The land is held for long-term real estate development and recreational potential and is held in the financial statements at cost. The fair value of such land is disclosed in Note 14 to the financial statements.

Results and Dividends

The consolidated profit before tax has increased from US$1,536.3 million in 2005 to US$2,859.0 million in 2006.

The Board has recommended a final dividend of US 43.0 cents (2005 – US 18.8 cents) per ordinary share payable on 14 June 2007 to shareholders on the Register at the close of business on 11 May 2007. The final dividend comprises an ordinary dividend of US 5.0 cents (2005 - US 4.8 cents) and a special dividend of US 38.0 cents (2005 – US 14.0 cents). An interim dividend of US 5.2 cents was paid on 12 October 2006, which comprised an ordinary dividend of US 3.2 cents (2005 – US 3.2 cents) and a special dividend of US 2.0 cents (2005 – nil). This gives total dividends per share proposed in relation to 2006 of US 48.2 cents (2005 - US 22.0 cents), including the special dividend. The total cost of dividends to ordinary shareholders (including special dividends) proposed in relation to 2006 will be US$475.2 million, compared with US$216.9 million in 2005. For the purpose of this paragraph, comparative dividend per share figures have been adjusted for the effect of the 4-for-1 bonus issue by the Company on 19 June 2006.

Ordinary dividends are declared in US dollars but may be paid in either US dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in US dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. If a shareholder wishes to change the currency in which it currently receives its dividends (i.e to US dollars or sterling), the Company's registrar must receive any such currency election before the record date of 11 May 2007. The exchange rate to be applied to dividends to be paid in sterling will be set on 15 May 2007. The exchange rate applied to the conversion of the interim dividend was £1 = US$1.8993, giving those shareholders who were paid in sterling an interim dividend of 2.7379 pence per ordinary share.

Preference shares carry the right to a fixed cumulative dividend of 5 per cent per annum. The preference shares are classified within borrowings, and preference dividends are included within finance costs. The total cost of dividends paid on preference shares and recognised as an expense in the income statement was US$0.2 million (2005 - US$0.2 million).

Directors

The Directors who served during the year are set out on page 2. No Director has a service contract with the Company which cannot be terminated within 12 months.

Biographical details of those Directors seeking re-election are set out below. The reasons why the Board considers that these Directors should be re-elected are set out in the Corporate Governance statement on pages 63 to 65 and in particular in the sections headed "Performance Evaluation" and "Re-election".

Mr. W M Hayes was appointed a Non-Executive Director on 29 September 2006. He was previously a senior executive with Placer Dome Inc. from 1988 to 2006. He was Executive Vice President of Project Development and Corporate Relations from 2004 to 2006, where he had responsibility for a range of capital projects in North America, Latin America and Africa. Previously, he was Executive Vice President of Placer Dome Inc. for United States and Latin America from 2000. Mr. Hayes is a former president of the Consejo Minero, an industry body representing the 17 largest international mining companies operating in Chile. Mr. Hayes is aged 62.

Mr. D E Yarur was appointed a Non-Executive Director in 2004. Mr. Yarur is a director of several Chilean companies including Banco de Crédito e Inversiones S.A., Sociedad Química y Minera S.A. and AES Gener S.A. He is also a qualified accountant. Mr. D E Yarur is aged 51.

Mr. G S Menendez was appointed a Non-Executive Director in 1985. He is a director of Quiñenco S.A., Banco de Chile and Banco Latinoamericano de Exportaciones (BLADEX). Mr. Menendez is aged 58.

Mr. C H Bailey was appointed a Director in 1987 and is the Senior Independent Non-Executive Director. Mr. Bailey is a Chartered Accountant, and a director of General Oriental Investment Limited, RIT Capital Partners plc and Atrium Underwriting plc. Mr. Bailey will be aged 73 at the date of the Annual General Meeting.

Biographical details of the other Directors are given below:

Mr. J-P Luksic is Chairman. He was appointed a Director in 1990 and Deputy Chairman in 2000. He was also Chief Executive Officer of Antofagasta Minerals S.A. until his appointment as Chairman of the Group in 2004. He is a non-executive director of Quiñenco S.A. and Madeco S.A. Mr. J-P Luksic will be aged 43 at the date of the Annual General Meeting.

Mr. R F Jara was appointed a Non-Executive Director in 2003. He is a lawyer and a director of several industrial companies. Mr. Jara will be aged 54 at the date of the Annual General Meeting.

Mr. G A Luksic was appointed a Non-Executive Director in 2005. Mr. Luksic is a director of Banco de Chile and chairman of Quiñenco S.A., Compañia Cervecerias Unidas S.A. and Madeco S.A. Mr. G A Luksic is aged 51.

Mr. J W Ambrus was appointed a Non-Executive Director in 2005. Mr. Ambrus is an internationally renowned geologist. He obtained a PhD in geological sciences from the University of Salamanca in Spain. Mr. Ambrus is aged 63.

Mr. J G Claro was appointed as a Non-Executive Director in 2005. He holds several board positions in Chile, and is currently chairman of Empresas EMEL S.A., Embotelladora Andina S.A. and the Consejo Binacional de Negocios Chile-China (Council for Bilateral Business Chile-China). He is a former Chairman of the Sociedad de Fomento Fabril (Chilean Society of Industrialists) and the Confederación de la Produccion y del Comercio (Confederation of Chilean Business). Mr. Claro is aged 56.

Directors' Interests

The interests of the persons (including the interests of their families) who were Directors at the end of the year, in the preference and ordinary share capital of the Company are shown on page 71.

Substantial Shareholdings

Until 19 January 2007, persons with substantial interests in the issued share capital of the Company were required to notify the Company of such interests under sections 198 to 208 of the Companies Act 1985. As at 19 January 2007, the Company had been made aware of the following substantial interests in the issued share capital of the Company:

	Ordinary share capital %	Preference share capital %
Metalinvest Establishment	50.72	94.12
Kupferberg Establishment	9.93	–
Aureberg Establishment	4.26	–
Barclays PLC	3.99	–

On 20 January 2007 the Companies Act 1985 provisions in respect of substantial interests were repealed and the Disclosure and Transparency Rules of the Financial Services Authority came into force. As at the date of this report, the Company has been made aware under Disclosure and Transparency Rule 5 of the following holdings of voting rights exceeding the 3% notification threshold:

	Ordinary share capital %	Preference share capital %	Total share capital %
Metalinvest Establishment	50.72	94.12	58.04
Kupferberg Establishment	9.93	–	8.26
Aureberg Establishment	4.26	–	3.54

Metalinvest Establishment and Kupferberg Establishment are both controlled by the E. Abaroa Foundation, in which members of the Luksic family are interested. As explained on page 129, Metalinvest Establishment is the immediate parent company of the Group and the E. Abaroa Foundation is the ultimate parent company. Aureberg Establishment is controlled by Mr. J-P Luksic, the Chairman of the Company.

Donations

The Group made charitable donations in the United Kingdom of US$92,479 during the year ended 31 December 2006 (2005 – US$51,863). These donations principally related to educational studies with a focus on Chile.

Supplier Payment Policy and Creditor Days

The Company acts as a holding company and does not trade in the United Kingdom or elsewhere. Creditor days for the Group have been calculated at 33 days (2005 – 23 days). Each operating company is responsible for agreeing terms of payment with each of their suppliers. It is Group policy that payments to suppliers are made in accordance with terms agreed.

Environment

The Group seeks to ensure that its operations and products cause minimal harm to the environment. Care is taken to limit discharges of environmentally harmful substances and to dispose of waste material in a safe manner. Contingency arrangements and plans exist to reduce the risk of and limit the effect of any accidental spillage. The Group's policy is that all its operations should comply fully with or exceed applicable Chilean regulations. Further information regarding the Group's environmental performance and activities is given in the Corporate Social Responsibility Report on pages 38 to 57.

Auditors

In the case of each of the persons who is a Director at the date of approval of this Annual Report:

- so far as he is aware, there is no relevant audit information of which the Company's auditors are unaware; and
- he has taken all steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

For these purposes, "relevant audit information" means information needed by the Company's auditors in connection with preparing their report.

This statement is made and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditor will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting of the Company will be held at 10.30 a.m. on 13 June 2007 at Canning House, 2 Belgrave Square, London SW1. The Notice of the Meeting, together with an explanation of the business to be dealt with at the Meeting, is included in a separate document sent to shareholders with this Annual Report.

By Order of the Board

For and on behalf of
Petershill Secretaries Limited
Company Secretary
5 April 2007

Corporate Governance

Introduction

Antofagasta plc has an uncommon ownership structure for a company listed on the London Stock Exchange. The E. Abaroa Foundation, an entity in which members of the Luksic family are interested, controls 60.65% of the ordinary share capital and 94.12% of the preference share capital of the Company through two investment vehicles, Metalinvest Establishment and Kupferberg Establishment. Aureberg Establishment, which is controlled by Antofagasta's Chairman, Mr. J-P Luksic, holds 4.26% of the ordinary share capital of the Company. A Relationship Agreement was entered into between the Company and the major shareholder in 1998 which requires, inter alia, transactions between any member of the Group and the major shareholder to be at arm's length terms and on terms approved by the independent Directors. While incorporated in the United Kingdom and listed on the London Stock Exchange, the Group's businesses, which comprise mining, transport and water distribution, are nearly all located in Chile, the largest copper-producing country in the world.

Antofagasta's Board is committed to managing the operations of the Group with a view to maximising value for all shareholders. The Board currently has nine members, comprising an Executive Chairman and eight Non-Executive Directors. Two of the nine Directors (including the Chairman) are members of the Luksic family. Seven of the Directors, including the Chairman, are based in Chile, where the Group's operations are principally located; one Director is based in the United Kingdom, where the Company is incorporated and listed on the London Stock Exchange; and one Director is based in the United States.

The day-to-day operations of the Group are carried on through the boards of each division of the Group, Antofagasta Minerals S.A. (mining), Antofagasta Railway Company plc (FCAB – railway and other transport services) and Aguas de Antofagasta S.A. (water distribution). Each division is headed by a chief executive officer who reports to his divisional board and the Chairman of the Group. The Antofagasta Board oversees these divisional boards and provides strategic direction.

In its consideration of Corporate Governance matters, the Board is mindful of the principles set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the "Combined Code"). However, given the ownership structure and asset base of the Group, the Board believes that full adherence to the Combined Code is not practicable. Nevertheless, the Board considers that its structure and balance (as set out in more detail below under the heading "Directors") provide an appropriate basis for ensuring its effectiveness and the protection of the interests of all shareholders in the Company.

The Board describes below how it applied the corporate governance principles contained in the Combined Code during 2006. Two areas where the Company did not comply with the detailed Combined Code provisions are set out at the end of this report under the heading "Statement of Compliance with the Detailed Provisions of the Combined Code".

Directors

The Board

The Directors collectively have responsibility for the conduct of the Group's business. The Board comprises an Executive Chairman and eight Non-Executive Directors, six of whom are considered by the Board to be independent. The Board, which met eight times during 2006, is responsible for:

- providing leadership;
- setting the Group's strategic objectives and key policies;
- ensuring that appropriate resources are in place to enable the Group to meet its objectives;
- reviewing the Group's performance; and
- overseeing the Group's internal control systems.

The Chairman will always attempt to persuade the Board to act as a single team by obtaining consensus at Board meetings but, in exceptional circumstances, decisions will be taken by majority. The agenda for Board meetings are set by the Chairman in consultation with the other Directors.

Responsibility for developing and implementing the Group's strategic and financial objectives is delegated to the senior management of the Group. Accordingly, the boards of Antofagasta Minerals S.A. (mining), the Antofagasta Railway Company plc (railway and other transport services) and Aguas de Antofagasta S.A. (water distribution) meet monthly to consider strategic, operational and risk management issues in more detail. There is substantial overlap between membership of the Board of Antofagasta plc and these three divisional boards. The chief executive officer of each division reports to his divisional board and the Chairman of the Group, and the Board oversees these divisional boards and provides strategic direction. The Board is also responsible for reviewing the performance of management. The Non-Executive Directors scrutinise the performance of management in meeting goals and objectives and also monitor the reporting of performance, through the activities of the Remuneration Committee and the Audit Committee respectively.

Directors who served during 2006 are set out on page 2. There were two changes to the membership of the Board during 2006. On 29 September 2006 Mr. P J Adeane retired as a Non-Executive Director. On the same date, Mr. W M Hayes was appointed as an independent Non-Executive Director.

The recognised senior independent Non-Executive Director is Mr. C H Bailey, who is also Chairman of the Audit Committee. Mr. G S Menendez is Chairman of the Remuneration and Nomination Committees. The Board does not have a Director formally designated as Chief Executive.

Chairman and Chief Executive

Mr. J-P Luksic is Chairman of the Board. His role is that of a full-time Executive Chairman, and he has no other significant commitments that conflict with this role. As explained above, the Group does not have a Board member who is designated as Chief Executive. Mr. Marcelo Awad is chief executive officer of Antofagasta Minerals S.A.; Mr. Miguel Sepulveda is chief executive officer of the Antofagasta Railway Company plc; and Mr. Marco Kutulas is the chief executive officer of Aguas de Antofagasta S.A.

The Board believes that the Company is not at risk from a concentration of power by Mr. J-P Luksic having executive responsibilities as Chairman. In reaching this conclusion, it has taken into consideration the strong presence of Non-Executive Directors on the Board, the structure of the Audit, Remuneration and Nomination Committees designed to devolve away from the Chairman responsibility and control of certain key areas of Board responsibility, and the delegation of management responsibility to the chief executive officer of each division.

Board balance and independence

The Board considers six of its eight Non-Executive Directors to be independent – Mr. C H Bailey, Mr. G S Menendez, Mr. D E Yarur, Mr. J W Ambrus, Mr. J G Claro and Mr. W M Hayes. The Board is satisfied that this balance limits the scope for an individual or small group of individuals to dominate the Board's decision-making. The Report of the Directors sets out biographical details of each Director and identifies those Directors standing for re-election on pages 59 and 60.

Mr. Yarur, Mr. Ambrus, Mr. Claro and Mr. Hayes meet the independence criteria set out in Combined Code provision A3.1 and the Board is satisfied as to their independence. The Board is satisfied that Mr. Bailey remains independent in character and judgement, notwithstanding that he has served on the Board for more than nine years, since he does not receive any other remuneration from the Company other than Non-Executive Directors' fees, nor does he have any other relationships with the Company or its majority shareholder. The Board is also satisfied that Mr. Menendez remains independent in character and judgement, notwithstanding that he has also served on the Board for more than nine years and notwithstanding that he is a non-executive director of Quiñenco S.A. (a Chilean-listed company also controlled by the Luksic family) and Banco de Chile, part of the Quiñenco Group. This is because he does not receive any remuneration from the Group other than in a

Non-Executive capacity. His position in the Quiñenco group is also solely as a non-executive director. The Board considers that Mr. Bailey's and Mr. Menendez's length of service is of considerable benefit to the Board given their wealth of knowledge and experience of the Group and of Latin America and the mining industry, and therefore proposes both for re-election.

The Board does not consider Mr. R F Jara or Mr. G A Luksic to be independent. Mr. Jara provides advisory services to the Group, as explained in the Report on Remuneration and Related Matters on pages 70 and 71. Mr. G A Luksic is the brother of Mr. J-P Luksic, the Chairman of Antofagasta plc. Mr. G A Luksic is chairman of Quiñenco S.A. and Madeco S.A., and a director of Quiñenco's other listed subsidiaries. Mr. J-P Luksic and Mr. Menendez are also non-executive directors of Quiñenco and some of its listed subsidiaries. Like Antofagasta, Quiñenco is also controlled by the Luksic family. The Board also did not consider Mr. P J Adeane, who retired on 29 September 2006, to be independent as he had been employed by the Group as an Executive Director until he became a Non-Executive in 2005.

Appointments to the Board

The Nomination Committee currently comprises Mr. G S Menendez, Mr. C H Bailey and Mr. R F Jara.

As explained above, Mr. Bailey and Mr. Menendez are considered by the Board to be independent Non-Executive Directors.

The Nomination Committee periodically reviews the composition of the Board including the balance between Executive and Non-Executive Directors and considers succession planning for both Executive and Non-Executive Directors and the Group's senior management. It is also responsible for the process for new Board appointments and makes recommendations to the Board on the appointment of new Directors and is responsible for ensuring that appointments are made on merit and against objective criteria. In fulfilling these responsibilities, the Nomination Committee consults the Chairman, Mr. J-P Luksic. The Nomination Committee meets as necessary and, in any case, at least once a year. Its terms of reference are available from the Company's registered office and may be viewed on the Company's website – www.antofagasta.co.uk.

In making appointments to the Board, the Nomination Committee considers the skills, experience and knowledge of the existing Directors and assesses which of the potential candidates would most benefit the Board. It considers the potential candidate's knowledge and experience of Chile, the mining industry in Latin America, capital markets and the regulatory environment and that he has sufficient time to devote to the role.

As explained above, Mr. W M Hayes was appointed to the Board during 2006. This appointment was considered by the Nomination Committee and then by the Board, applying the criteria set out above. As the Nomination Committee and the Board believed that it was able to identify an appropriate candidate through its knowledge of the appropriate industrial and geographical sectors, advertising the post or using a search agency was considered to be unnecessary.

The Chairman ensures that new Directors are provided with a full induction on joining the Board. In the case of Mr. W M Hayes, this included a detailed briefing about the Group and its operations, information on his duties and responsibilities as a director of a UK-listed company, meetings with members of senior management and advisors, and visits to operational sites.

All Non-Executive Directors have letters of appointment with the Company. These require the Non-Executive Directors to undertake that they will have sufficient time to discharge their responsibilities. These letters of appointment are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to and during the meeting).

Information and professional development

The Directors receive information for review ahead of each Board or Committee Meeting. In addition, they receive regular reports and forecasts for the Group and each significant operation to ensure that they remain properly briefed about the performance and financial position of the Group throughout the year. All Directors have access to management and to such further information as is needed to carry out their duties and responsibilities fully and effectively. Furthermore, all Directors are entitled to seek independent professional advice concerning the affairs of the Group at the Company's expense.

The Company also provides Directors with the necessary resources to develop and update their knowledge and capabilities. In particular, the Directors are continually updated on the Group's business, the competitive and regulatory environment in which it operates and other changes affecting the Group as a whole. The Directors based outside of Chile visit the country regularly and at least once a year, and the Directors based outside the United Kingdom also regularly visit this country, again at least once a year.

Group management in the United Kingdom and Chile is responsible for ensuring that Board procedures and applicable rules and regulations are complied with and for advising the Board, through the Chairman, on all governance matters. Company secretarial advice is provided by Petershill Secretaries Limited.

Performance evaluation

The Board periodically considers its performance and effectiveness. A performance evaluation was conducted during 2006 by Mr. G S Menendez, with the assistance of senior management, covering the Board, its committees and its individual members. Mr. C H Bailey, as the senior independent Non-Executive Director was responsible for the evaluation of the Chairman. The results were discussed with the Chairman and considered by the Board and were taken into account in the decision to recommend re-election at the forthcoming Annual General Meeting during 2007. The Board is satisfied that each Director continues to contribute effectively and demonstrates commitment to his role.

Re-election

Each Director is elected by shareholders at the Annual General Meeting following his first appointment. The Company's Articles of Association provide that not less than one-third of the Directors must retire by rotation each year and that each Director is re-elected at least once every three years. Non-Executive Directors who have served for more than nine years are subject to annual re-election in accordance with provision A7.2 of the Combined Code.

The Directors retiring and standing for re-election at this year's Annual General Meeting are Mr. W M Hayes, Mr. D E Yarur, Mr. G S Menendez and Mr. C H Bailey. Biographical details of these Directors are set out in the Report of the Directors on pages 59 and 60.

The Chairman confirms that the Board is satisfied that each of the Directors proposed for re-election continues to be effective and continues to demonstrate commitment to his role.

Directors' attendance at meetings in 2006

The number of Board and Committee meetings held during 2006, together with details of each Director's attendance, is set out below:

	Board		Audit Committee		Nomination Committee		Remuneration Committee	
	Number attended	Maximum possible	Number attended	Maximum possible	Number attended	Maximum possible	Number attended	Maximum possible
J-P Luksic	8	8	–	–	–	–	–	–
C H Bailey	7	8	4	4	2	2	3	3
G S Menendez	8	8	4	4	2	2	3	3
P J Adeane[1]	7	8	–	–	–	–	–	–
R F Jara	8	8	–	–	2	2	–	–
D E Yarur	4	8	3	4	–	–	2	3
G A Luksic	6	8	–	–	–	–	–	–
J W Ambrus	7	8	–	–	–	–	–	–
J G Claro	8	8	–	–	–	–	–	–
W M Hayes[2]	1	1	–	–	–	–	–	–

(1) Mr. P J Adeane retired as a Director on 29 September 2006.

(2) Mr. W M Hayes was appointed as a Director on 29 September 2006.

All Directors in office at the time of the annual general meeting in June 2006 attended that meeting.

Each Director withdrew from any meeting when his own position was being considered.

Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration, and the remuneration details and shareholding interests of each Director are contained in the Report on Remuneration and Related Matters on pages 70 to 73.

Accountability and Audit

Financial reporting

The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have chosen to prepare Company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP).

In the case of the Group's IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's "Framework for the Preparation and Presentation of Financial Statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

In the case of the Company's UK GAAP financial statements, the Directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit and loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of the Report of the Directors and the Report on Remuneration and Related Matters which comply with the requirements of the Companies Act 1985.

The Board's statement on going concern is included in the Financial Review on page 33.

Internal control

The Board has applied principle C.2 of the Combined Code by establishing a continuous process for identifying, evaluating and managing the significant risks the Group faces. The Board regularly reviews the process, which has been in place from the start of the 2006 financial year to the date of approval of this report and which is in accordance with revised guidance on internal control published in October 2005 (the Turnbull Guidance). The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

In compliance with Provision C.2.1 of the Combined Code, the Board regularly reviews the effectiveness of the Group's system of internal control. The Board's monitoring covers all controls, including financial, operational and compliance controls and risk management. It is based principally on reviewing reports from management to consider whether significant risks are identified, evaluated, managed and controlled and whether any significant weaknesses are promptly remedied and indicate a need for more extensive monitoring. The Board has also performed a specific assessment for the purpose of this Annual Report. This assessment considers all significant aspects of internal control arising during the period covered by the report including the work of internal audit. The Audit Committee assists the Board in discharging its review responsibilities.

During the course of its review of the system of internal control, the Board has not identified nor been advised of any failings or weaknesses which it has determined to be significant. Therefore a confirmation in respect of necessary actions is not required.

Corporate social responsibility

The Board takes into account the social, environmental and ethical impact of its decisions and is responsible for the relevant policies of the Group. Through the Group's risk management processes described under Internal Control above, key issues of social responsibility are identified and assessed. More information on corporate social responsibility is given on pages 38 to 57 of the Annual Report.

"Whistleblowing" procedures

The Audit Committee, whose other functions are described below, is responsible for reviewing arrangements by which employees of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. An Ethics Code is in place across the Group, which includes a procedure to enable employees to raise concerns, anonymously if necessary. An Ethics Committee is responsible for implementing, developing and updating the Ethics Code and investigating any allegations of impropriety. The Ethics Committee reports directly to the Audit Committee, which considered the results of its work and the operation of the Ethics Code together with its annual review of the effectiveness of internal control.

Audit Committee and Auditors

The Audit Committee currently comprises Mr. C H Bailey (Chairman), Mr. G S Menendez and Mr. D E Yarur, all of whom are considered by the Board to be independent Non-Executive Directors. All three members are considered to have recent and relevant financial experience.

The Audit Committee meets at least twice (and normally four times) a year with the external auditors in attendance. The Audit Committee's purpose is to assist the Board in meeting its responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues arising from it and is responsible for ensuring the independence of the external auditors (including their objectivity and effectiveness), monitoring the provision of any non-audit services and for making recommendations to the Board for the appointment, reappointment or removal of the external auditors. It reviews the internal control and risk assessment procedures adopted by the Group described in the section under the heading "Internal Controls" above. It also monitors the integrity of the financial statements and Directors' statements on internal controls and reviews the going concern basis prior to its endorsement by the Board. The terms of reference of the Audit Committee are available from the Company's registered office and may be viewed on the Company's website – www.antofagasta.co.uk.

The Audit Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employees and all employees are directed to co-operate with any request made by the Audit Committee.

The Company's external auditors, Deloitte & Touche LLP, have provided non-audit services to the Company, which amounted to US$52,000. This comprised the provision of services relating to tax compliance, implementation advice regarding IAS 32/39 on financial instruments and other consultancy services.

The Audit Committee has reviewed the level of these services in the course of the year and is confident that the objectivity and independence of the auditors are not in any way impaired by reason of such non-audit work. The Audit Committee has also considered the effectiveness of the external audit function through the year through meetings with Deloitte & Touche LLP, a review of their audit plan and a consideration of the results of work performed by the external auditors prior to release of the interim and full year results.

Relations with Shareholders

Directors and senior management regularly meet with institutional shareholders and analysts in the United Kingdom, Europe, Chile and the United States. The senior independent Non-Executive Director, Mr. C H Bailey, also attends a number of meetings with major shareholders during the year. Other Non-Executive Directors are given the opportunity to meet with major shareholders and attend meetings if requested to do so by shareholders. These meetings ensure that the Board is able to develop an understanding of the views of several of the Company's major investors.

The Company carries out a formal programme of presentations to update institutional shareholders and analysts on developments in the Group after the announcement of the interim and full year results. In addition, quarterly production figures and financial results are published for the mining, transport and water divisions. Copies of these results and production announcements, presentations and other press releases issued by the Company are available on its website.

The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance. At the meeting, the Company complies with the Combined Code as it relates to voting, including votes withheld, the separation of the resolutions and the attendance of committee chairmen.

Statement of Compliance with the Detailed Provisions of the Combined Code

As explained above, the Company complied with the detailed code provisions contained in the Combined Code throughout 2006 except as follows:

- the Board does not have a separately identified Chief Executive and there is no formal separation of the functions of Chairman and Chief Executive at Board level (provision A2.1). As explained above, the Group has separate chief executives for its mining, transport and water distribution divisions who report to their respective divisional boards and the Chairman of the Group. The Board considers that its predominantly non-executive composition combined with the delegation of management responsibility to the chief executive officer of each division achieves an appropriate balance and prevents a concentration of power by its Executive Chairman; and
- performance related pay measures did not apply to Board members (provision B.1.1). The Board considers this appropriate given its predominantly Non-Executive composition and the role of the only Executive Director, who is a member of the controlling family, as Chairman of the Board. Performance related bonuses are paid to senior management in the Group based on a combination of personal, divisional and Group performance assessed against targets set at the start of each year.

Report on Remuneration and Related Matters

This report has been prepared in accordance with Schedule 7A of the Companies Act 1985 ("the 1985 Act"). It also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance and Code of Best Practice ("the Combined Code") relating to directors' remuneration.

During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except as follows:

- as explained on page 69, performance related pay measures did not apply to the Chairman, who was the only Executive Director (provision B.1.1).

The 1985 Act requires the auditors to report to the Company's members on certain parts of this report and to state whether in their opinion those parts have been properly prepared in accordance with the Companies Act 1985. The report has therefore been divided into separate sections for unaudited and audited information.

Unaudited Information

Remuneration Committee

Membership
The membership of the Remuneration Committee during the year was as follows:

Mr. G S Menendez (Chairman);

Mr. C H Bailey; and

Mr. D E Yarur.

Mr. Menendez, Mr. Bailey and Mr. Yarur were considered by the Board to be independent Non-Executive Directors throughout 2006.

Responsibilities
The responsibilities of the Remuneration Committee are fully set out in its Terms of Reference which are available on the Company's website. The Committee is responsible for setting remuneration policy and for reviewing the remuneration of any Executive Directors and, where appropriate, it consults the Chairman, Mr. J-P Luksic. The Remuneration Committee is also responsible for monitoring the level and structure of remuneration of Group senior management and evaluating management performance.

The remuneration of Non-Executive Directors is determined by the Board as a whole. No Director participates in the determination of his own remuneration.

Company policy on Directors' pay and bonuses
The Company's policy is to ensure that Directors are fairly rewarded with regard to responsibilities undertaken, and considers comparable pay levels in the United Kingdom and in Chile. Corporate and individual performance is taken into account in setting the pay level for the Chairman as an Executive Director, and this is reviewed on an annual basis. Remuneration levels for Non-Executive Directors are based on comparable levels for companies of a similar size and complexity, and also take into account specific responsibilities undertaken. Remuneration includes fees paid for non-executive directorships of subsidiary companies within the Group.

The Board does not consider it appropriate to make regular performance-related pay awards such as bonuses to the only Executive Director, Mr. J-P Luksic, given his role as Chairman of the Board and his interest in the Company's shares both directly and as a member of the Luksic family.

The Group has paid Mr. R F Jara for advisory services to the Group. The Board has taken these payments into account in determining his fees as a Non-Executive Director.

No Directors currently receive pension contributions.

Service contracts

Mr. J-P Luksic has a contract for services with the Antofagasta Railway Company plc, and (from 1 January 2007) also with Minera El Tesoro. Both contracts for services can be terminated by either party on one month's notice. There is also a contract between Antofagasta Minerals S.A. and Asesorias Ramon F Jara EIRL for the provision of advisory services by Mr. R F Jara which can also be terminated on one month's notice. The amounts payable under these contracts for services are reviewed periodically in line with the Company's policy on Directors' pay. Amounts paid during 2005 and 2006 have been included in the table of Directors' Remuneration on page 73.

No other Directors have service contracts with the Group and therefore no other notice periods apply.

Share options and long-term incentive schemes

No arrangements exist to enable Directors to acquire benefits through the acquisition of shares in the Company or any of its subsidiary undertakings, to benefit through profit-related pay or share option schemes or to participate in any long-term incentive schemes.

Directors' interests

The Directors' beneficial interests in the shares of the Company at the beginning and end of the year were as follows:

	Ordinary shares of 5p each	
	31 December 2006	1 January 2006
J-P Luksic[1]	41,963,110	–
C H Bailey[2]	32,000	10,000

[1] Mr. J-P Luksic's interest relates to shares held by Aureberg Establishment, an entity which he controls. On 15 June 2006, 8,392,622 ordinary shares in the Company were distributed in kind to Aureberg Establishment by Sandypoint Establishment (in which it held a minority interest) as part of a reorganisation of the structure of the Luksic family interests in shares of Antofagasta plc. This reorganisation did not alter the combined overall percentage the Luksic family controls in Antofagasta. The interest of Aureberg Establishment increased to 41,963,110 shares as a result of the 4-for-1 bonus issue by the Company on 19 June 2006.

[2] Mr. C H Bailey disposed of 2,000 shares on 5 January 2006, resulting in an interest of 8,000 shares. His interest increased to 40,000 shares as a result of the 4-for-1 bonus issue by the Company on 19 June 2006. A further disposal of 8,000 was made on 19 December 2006, resulting in an interest of 32,000 shares at the year-end.

The Directors had no beneficial or non-beneficial interests in the shares of the Company during the year other than the interests in the table set out above. No Director had any material interest in any other contract with the Company or its subsidiary undertakings during the year other than in the ordinary course of business.

No changes took place in the interests of the Directors between 31 December 2006 and the date of this report.

Performance graph

The following graph shows the Company's performance compared to the performance of the FTSE All Share Index over a five-year period, measured by total shareholder return (as defined below). The FTSE All Share Index has been selected as an appropriate benchmark as it is the most broadly based index to which the Company belongs and which relates to the London Stock Exchange, the market where the Company's ordinary shares are traded.

Total shareholder return is calculated to show a theoretical growth in the value of a shareholding over a specified period, assuming that dividends are reinvested to purchase additional shares at the closing price applicable on the ex-dividend date. Total shareholder return for the FTSE All Share Index is calculated by aggregating the returns of all individual constituents of the FTSE at the end of the five-year period.

Total Shareholder Return[1] – Antofagasta plc vs FTSE All Share Index

Total Return Basis Index – 1 January 2002 = 100


600%
500%
400%
300%
200%
100%
0%
Antofagasta plc
FTSE All Shares
1 Jan 2002
31 Dec 2002
31 Dec 2003
31 Dec 2004
31 Dec 2005
31 Dec 2006

Source – Datastream.

[1] Total Shareholder Return represents share price growth plus dividends reinvested over the period.

Audited Information

Directors' remuneration

The remuneration of the Directors in the year is set out below in US dollars. Amounts paid in sterling or Chilean pesos have been translated at average rates for the relevant year, which are set out in Note 33 to the financial statements.

	Base salary and fees		Benefits		Other		Total remuneration	
	2006 US$000	2005 US$000	2006 US$000	2005 US$000	2006 US$000	2005 US$000	2006 US$000	2005 US$000
Executive Chairman								
J-P Luksic[1]	**1,784**	1,215	**81**	87	**–**	–	**1,865**	1,302
Non-Executive Directors								
C H Bailey	**95**	67	**–**	–	**–**	–	**95**	67
G S Menendez	**220**	125	**–**	–	**–**	–	**220**	125
P J Adeane[2]	**50**	121	**–**	16	**–**	182	**50**	319
R F Jara[3]	**536**	391	**–**	–	**–**	–	**536**	391
D Yarur	**98**	65	**–**	–	**–**	–	**98**	65
G A Luksic	**83**	44	**–**	–	**–**	–	**83**	44
J W Ambrus	**107**	57	**–**	–	**–**	–	**107**	57
J G Claro	**88**	45	**–**	–	**–**	–	**88**	45
W M Hayes[4]	**27**	–	**–**	–	**–**	–	**27**	–
	3,088	2,130	**81**	103	**–**	182	**3,169**	2,415

[1] During 2006, remuneration of US$607,000 (2005 – US$589,000) for the provision of services by Mr. J-P Luksic was paid to Goldstream Finance Limited. This amount is included in the amounts attributable to Mr. Luksic of US$1,784,000 (2005 – US$1,215,000).

[2] Mr. P J Adeane was Managing Director until 31 March 2005, after which he continued to serve as a Non-Executive Director until he retired from the Board on 29 September 2006. Fees paid during 2005 therefore partly reflected the period for which Mr. Adeane was a Non-Executive Director and partly reflected the period for which he was an Executive Director. During 2005, Mr. Adeane was awarded an ex-gratia payment of US$182,000; no comparable payment was made in 2006. Fees paid during 2006 reflected the period during which he was a Non-Executive Director until his retirement from the Board. Following retirement, Mr. Adeane has continued to serve the Board as a Senior Advisor under a contract for services at the rate of £10,000 per annum. This contract can be terminated on one month's notice. Mr. Adeane was paid £2,500 (approximately US$4,600) under this contract for services during 2006, which has not been included in his fees as a Director in the table above.

[3] During 2006, remuneration of US$331,000 (2005 – US$278,000) for the provision of services by Mr. R F Jara was paid to Asesorias Ramon F Jara EIRL. This amount is included in the amounts attributable to Mr. Jara of US$536,000 (2005 – US$391,000).

[4] Mr. W M Hayes was appointed as a Director on 29 September 2006. Fees paid during 2006 therefore reflect the period for which he has been a Director.

Approved on behalf of the Board



G S Menendez
Chairman of the Remuneration Committee
5 April 2007

Independent Auditors' Report on the Group Financial Statements to the Members of Antofagasta plc

We have audited the Group financial statements of Antofagasta plc for the year ended 31 December 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of changes in equity and the related notes 1 to 37. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report on Remuneration and Related Matters that is described as having been audited.

We have reported separately on the individual Company financial statements of Antofagasta plc for the year ended 31 December 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the annual report, the Report on Remuneration and Related Matters and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Report on Remuneration and Related Matters described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Report of the Directors is consistent with the Group financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Report reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report as described in the contents section including the unaudited part of the Report on Remuneration and Related Matters and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Report on Remuneration and Related Matters described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Report of the Directors is consistent with the Group financial statements.

Separate Opinion in Relation to IFRS

As explained in note 1 to the Group financial statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.

In our opinion the Group financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended.



Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
5 April 2007

Consolidated Income Statement

For the year ended 31 December 2006

	Notes	2006 US$m	2005 US$m
Group turnover	4, 5	**3,870.0**	2,445.3
Total operating costs		**(1,065.9)**	(938.9)
Operating profit from subsidiaries and joint ventures	4, 5	**2,804.1**	1,506.4
Share of income from associate	4, 5	**1.1**	0.9
Total profit from operations and associates		**2,805.2**	1,507.3
Investment income		**78.3**	39.7
Interest expense		**(26.4)**	(26.0)
Other finance items		**1.9**	15.3
Net finance income	8	**53.8**	29.0
Profit before tax	5	**2,859.0**	1,536.3
Income tax expense	9	**(664.9)**	(308.1)
Profit for the financial year	5	**2,194.1**	1,228.2
Attributable to:			
Minority interests		**839.8**	502.4
Equity holders of the Company (net earnings)	10	**1,354.3**	725.8
		US cents	US cents restated[1]
Basic earnings per share	10	**137.4**	73.6

	Notes		
Dividends to ordinary shareholders of the Company			
Per share	11	**US cents**	US cents restated[1]
Dividends per share proposed in relation to the year			
– ordinary dividend (interim)		**3.2**	3.2
– ordinary dividend (final)		**5.0**	4.8
– special dividend (interim)		**2.0**	–
– special dividend (final)		**38.0**	14.0
		48.2	22.0
Dividends per share paid in the year and deducted from net equity			
– ordinary dividend (interim)		**3.2**	3.2
– ordinary dividend (final)		**4.8**	4.8
– special dividend (interim)		**2.0**	–
– special dividend (final)		**14.0**	8.0
		24.0	16.0

	Notes		
In aggregate	11	**US$m**	US$m
Dividends proposed in relation to the year		**475.2**	216.9
Dividends paid in the year and deducted from net equity		**236.6**	157.7

There was no potential dilution of earnings per share in either year set out above, and therefore diluted earnings per share did not differ from basic earnings per share as disclosed above.

Turnover and operating profit are derived from continuing operations.

[1] Earnings per share and dividends per share have been restated for the effect of the 4-for-1 bonus issue on 19 June 2006.

Consolidated Balance Sheet

At 31 December 2006

	Notes	2006 US$m	2005 US$m
Non-current assets			
Intangible assets	12	**205.3**	97.7
Property, plant and equipment	13	**2,373.7**	1,820.0
Investment property	14	**3.2**	3.4
Investment in associate	16	**3.5**	2.8
Available for sale investments	19	**6.2**	0.1
Deferred tax assets	24	**3.1**	6.6
		2,595.0	1,930.6
Current assets			
Inventories	18	**120.3**	98.8
Trade and other receivables	19	**549.4**	428.1
Current tax assets		**7.5**	5.3
Derivative financial instruments	19, 21	**7.3**	–
Cash and cash equivalents	19	**1,805.5**	1,316.8
		2,490.0	1,849.0
Total assets		**5,085.0**	3,779.6
Current liabilities			
Short-term borrowings	20	**(97.6)**	(97.2)
Derivative financial instruments	20, 21	**–**	(40.3)
Trade and other payables	20	**(211.5)**	(142.9)
Current tax liabilities		**(204.8)**	(108.7)
		(513.9)	(389.1)
Non-current liabilities			
Medium and long term borrowings	20	**(261.1)**	(368.1)
Trade and other payables	20	**(4.8)**	(3.5)
Post-employment benefit obligations	22	**(24.1)**	(20.6)
Long-term provisions	23	**(9.8)**	(9.8)
Deferred tax liabilities	24	**(323.2)**	(225.5)
		(623.0)	(627.5)
Total liabilities		**(1,136.9)**	(1,016.6)
Net assets		**3,948.1**	2,763.0
Equity			
Share capital	25	**89.8**	16.6
Share premium	26	**199.2**	272.4
Translation reserves	26	**12.3**	16.6
Retained earnings	26	**2,853.8**	1,736.1
Net equity attributable to equity holders of the Company		**3,155.1**	2,041.7
Minority interests		**793.0**	721.3
Total equity		**3,948.1**	2,763.0

Approved by the Board and signed on its behalf on 5 April 2007.

J-P Luksic
Chairman

CH Bailey
Director

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	Notes	2006 US$m	2005 US$m
Cash flows from operations	30	2,810.1	1,647.5
Interest paid		(24.6)	(23.3)
Dividends from associate	16	0.4	1.0
Income tax paid		(498.2)	(343.8)
Net cash from operating activities		2,287.7	1,281.4
Investing activities			
Acquisition of subsidiaries	27	(487.5)	–
Disposal and part-disposal of subsidiaries	28	84.3	–
Recovery of *Chilean* VAT paid on purchase of water concession		8.7	7.7
Purchases of property, plant and equipment		(506.6)	(223.0)
Proceeds from sale of property, plant and equipment		–	4.1
Interest received		77.6	37.9
Net cash used in investing activities		(823.5)	(173.3)
Financing activities			
Dividends paid to equity holders of the Company		(236.6)	(155.4)
Dividends paid to preference shareholders of the Company		(0.2)	(0.2)
Dividends paid to minority interests		(630.6)	(385.6)
Net proceeds from issue of new borrowings		3.8	0.2
Repayments of borrowings		(109.6)	(126.2)
Repayments of obligations under finance leases		(1.8)	(13.4)
Net cash used in financing activities		(975.0)	(680.6)
Net increase in cash and cash equivalents		489.2	427.5
Cash and cash equivalents at beginning of the year		1,316.8	881.4
Net increase in cash and cash equivalents		489.2	427.5
Effect of foreign exchange rate changes		(0.5)	7.9
Cash and cash equivalents at end of the year	19, 30	1,805.5	1,316.8

Consolidated Statement of Changes in Equity

For the years ended 31 December 2005 and 2006

	Notes	Share capital US$m	Share premium US$m	Translation reserves US$m	Retained earnings US$m	**Net equity US$m**	Minority interests US$m	**Total US$m**
At 1 January 2005		16.6	272.4	8.5	1,168.0	**1,465.5**	604.5	**2,070.0**
Profit for the financial year		–	–	–	725.8	**725.8**	502.4	**1,228.2**
Currency translation adjustment		–	–	8.1	–	**8.1**	–	**8.1**
Dividends paid		–	–	–	(157.7)	**(157.7)**	(385.6)	**(543.3)**
At 31 December 2005 and 1 January 2006		16.6	272.4	16.6	1,736.1	**2,041.7**	721.3	**2,763.0**
Profit for the financial year		–	–	–	1,354.3	**1,354.3**	839.8	**2,194.1**
Currency translation adjustment		–	–	(4.3)	–	**(4.3)**	–	**(4.3)**
Capitalisation of share premium on bonus issue of ordinary shares	25	73.2	(73.2)	–	–	**–**	–	**–**
Acquisition of minority interest	27	–	–	–	–	**–**	(137.5)	**(137.5)**
Dividends paid		–	–	–	(236.6)	**(236.6)**	(630.6)	**(867.2)**
At 31 December 2006		**89.8**	**199.2**	**12.3**	**2,853.8**	**3,155.1**	**793.0**	**3,948.1**

There were no items of recognised income and expense in either year other than the profit for the financial year and the currency translation adjustment.

2 Principal Accounting Policies continued

c) Currency translation continued

The presentational currency of the Group and the functional currency of the Company is the US dollar. On consolidation, income statement items for entities with a functional currency other than the US dollar are translated into US dollars at average rates of exchange. Balance sheet items are translated at period end exchange rates. Exchange differences on translation of the net assets of such entities are taken to equity and recorded in a separate currency translation reserve. The Group elected to set the currency translation reserve to zero at 1 January 2004 as permitted by IFRS 1. Cumulative translation differences arising after the transition date to IFRS are recognised as income or as expenses in the income statement in the period in which an operation is disposed of.

On consolidation, exchange gains and losses which arise on balances between Group entities are taken to reserves where that balance is, in substance, part of a parent's net investment in its subsidiary, i.e. where settlement is neither planned nor likely to occur in the foreseeable future. All other exchange gains and losses on Group balances are dealt with in the income statement.

Fair value adjustments and any goodwill arising on the acquisition of a foreign entity are treated as assets of the foreign entity and translated at the period end rate.

d) Revenue recognition

Turnover represents the value of goods and services supplied to third parties during the year. Turnover is measured at the fair value of consideration received or receivable, and excludes any applicable sales tax.

A sale is recognised when the significant risks and rewards of ownership have passed. This is generally when title and any insurance risk has passed to the customer, and the goods have been delivered to a contractually agreed location or when any services have been provided.

Turnover from mining activities is recorded at the invoiced amounts with an adjustment for provisional pricing at each reporting date, as explained below. For copper and molybdenum concentrates, which are sold to smelters and roasting plants for further processing, the invoiced amount is the market value of the metal payable by the customer, net of deductions for tolling charges. Turnover includes revenues from the sale of by-products.

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing based on the monthly average London Metal Exchange ("LME") copper price or the monthly average market molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer. Such a provisional sale contains an embedded derivative which is required to be separated from the host contract. The host contract is the sale of metals contained in the concentrate or cathode at the provisional invoice price less tolling charges deducted, and the embedded derivative is the forward contract for which the provisional sale is subsequently adjusted. At each reporting date, the provisionally priced metal sales together with any related tolling charges are marked-to-market, with adjustments (both gains and losses) being recorded in turnover in the consolidated income statement and in trade debtors in the balance sheet. Forward prices at the period end are used for copper concentrate and cathode sales, while period-end average prices are used for molybdenum concentrate sales due to the absence of a futures market.

Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' right to receive payment have been established.

2 Principal Accounting Policies continued

e) Business combinations and goodwill

(i) *Acquisitions* – The results of businesses acquired during the year are brought into the consolidated financial statements from the effective date of acquisition. The identifiable assets, liabilities and contingent liabilities of a subsidiary, joint venture entity or an associate which can be measured reliably are recorded at their provisional fair values at the date of acquisition. Provisional fair values are finalised within 12 months of the acquisition date.

(ii) *Goodwill* – Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Any goodwill on the acquisition of subsidiaries is separately disclosed, while any goodwill on the acquisition of associates is included within investments in equity accounted entities. Internally generated goodwill is not recognised.

Where the fair values of the identifiable net assets acquired exceeds the cost of the acquisition, the surplus (which represents the discount on the acquisition) is credited to the income statement in the period of acquisition.

(iii) *Disposals* – The results of businesses sold during the year are included in the consolidated financial statements for the period up to the effective date of disposal. Gains or losses on disposal are calculated as the difference between the sales proceeds (net of expenses) and the net assets attributable to the interest which has been sold. Where a disposal represents a separate major line of business or geographical area of operations, the net results attributable to the disposed entity are shown separately in the income statement.

f) Intangible assets

(i) *Concession right* – In 2003, the Group's wholly owned subsidiary, Aguas de Antofagasta S.A., was awarded a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile previously controlled by Empresa de Servicios Sanitarios de Antofagasta S.A. ("ESSAN").

The Group has recognised on its balance sheet the tangible assets transferred to it by way of concession where the economic benefits are primarily to be consumed over the life of the concession arrangement. An intangible asset (a "concession right") has been recognised in respect of the right to use those assets not recognised as their lives extend substantially beyond the period of the concession. The concession right was measured as the difference between the cost of the concession and the fair values of the assets and liabilities recognised on acquisition.

(ii) *Exploration licences* – In 2006, the Group acquired Tethyan Copper Company Limited ("Tethyan"), a company with copper-gold interests in Pakistan, and entered into a joint venture over Tethyan's mineral interests with Barrick Gold Corporation through the disposal of a 50% interest in Tethyan. An intangible asset has been recognised for the Group's proportionate share of the full unencumbered value attributed to the interest in the exploration licences held by Tethyan in Pakistan.

g) Exploration expenditure

Exploration is expensed in the year in which it is incurred. When a decision is taken that a mining project is commercially viable (normally when the project has reached the pre-feasibility stage) all further directly attributable pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when commercial levels of production are achieved.

Notes to the Financial Statements

1 Basis of Preparation

a) Accounting standards applied

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. For these purposes, IFRS comprises the Standards issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") that have been endorsed by the European Union ("EU").

At the date of authorisation of these financial statements, certain Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective. The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except as follows:

- IFRS 7 "Financial Instruments: Disclosures" and the related amendment to IAS 1 on capital disclosures. This standard and the related amendment will require additional disclosures on capital and financial instruments from periods commencing on or after 1 January 2007.
- FRS 8 "Operating Segments". This standard will require different disclosures relating to the Group's operating segments and how these are identified when it comes into effect for periods commencing on or after 1 January 2009.
- IFRIC 12 "Service Concession Arrangements". This interpretation will require the present classification of certain assets (acquired through the Group's water concession) within property, plant and equipment, to be reviewed when it comes into effect for periods commencing on or after 1 January 2008.

b) Change in accounting policy

The Group's previously stated policy was to account for jointly controlled entities under the equity method. Under the Group's revised policy, jointly controlled entities are accounted for under the proportionate consolidation method, which is the benchmark treatment under IAS 31 "Interests in Joint Ventures". This change does not have any effect on the financial statements for prior periods and therefore no restatement of prior period information is required.

c) Change in estimates

Previously mining properties, including capitalised financing costs, were depreciated in proportion to the volume of ore extracted in the year compared with total proven, probable and possible reserves at the beginning of the year. From 1 January 2006, such depreciation is based on comparison with proven and probable reserves only at the beginning of the year. The effect of this change is to increase the depreciation charge in the year ended 31 December 2006 by US$1.6 million. As a change in estimates, prior year comparatives have not been restated, but the effect would have been to increase the depreciation charge by US$2.4 million in 2005.

d) Restatement of comparative amounts for bonus issue

Comparatives for earnings per share and dividend per share have been restated for the effect of the 4-for-1 bonus issue of ordinary shares on 19 June 2006 (see Note 25).

2 Principal Accounting Policies

a) Accounting convention

These financial statements have been prepared under the historical cost convention as modified by the use of fair values to measure certain financial instruments, principally provisionally priced sales as explained in Note 2(d) and financial derivative contracts as explained in Note 2(s).

b) Basis of consolidation

The financial statements comprise the consolidated financial statements of Antofagasta plc ("the Company") and its subsidiaries (collectively "the Group").

(i) *Subsidiaries* – A subsidiary is an entity over which the Group has power to govern the operating and financial policies in order to obtain benefits from its activities. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-company balances and transactions. For partly-owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as "Minority Interests" in the consolidated balance sheet and consolidated income statement.

(ii) *Associates* – An associate is an entity over which the Group is in a position to exercise significant influence, but not control or jointly control, through the power to participate in the financial and operating policy decisions of that entity. The Group's share of the net assets, the results post tax and post acquisition reserves of associates are included in the financial statements. This requires recording the investment initially at cost to the Group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group's share of the associate's results less any impairment of goodwill and any other changes to the associate's net assets such as dividends.

(iii) *Jointly controlled entities* – A jointly controlled entity is an entity in which the Group holds a long-term interest and shares joint control over the operating and financial decisions with one or more other venturers under a contractual arrangement.

Jointly controlled entities are accounted for using proportionate consolidation, which combines the Group's share of the results of the jointly controlled entity on a line by line basis with similar items in the Group's financial statements.

(iv) *Other investments* – The accounting treatment of investments which are not subsidiaries, associates or jointly controlled entities is set out in Note 2(s) relating to financial instruments.

(v) *Acquisitions and disposals* – Acquisitions and disposals are treated as explained in Note 2(e) relating to business combinations and goodwill.

c) Currency translation

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. Transactions other than those in the functional currency of the entity are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are retranslated at year end exchange rates. Gains and losses on retranslation are included in net profit or loss for the period within other finance items.

2 Principal Accounting Policies continued

h) Property, plant and equipment

The costs of mining properties and leases, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as tangible fixed assets in the year in which they are incurred.

The cost of plant, property and equipment comprises the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended. Once a project has been established as commercially viable, expenditure on it is capitalised. This includes costs incurred in preparing the site for mining operations, including stripping costs. Capitalisation will cease when the mine is capable of commercial production with the exception of development costs which give rise to a future benefit.

Interest on borrowings directly related to construction or development of projects is capitalised, until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production.

i) Depreciation of property, plant and equipment and amortisation of intangible assets

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the operation if shorter, to residual value. The major categories of property, plant and equipment are depreciated as follows:

(i) *Land* – Freehold land is not depreciated. Any leasehold land is depreciated on a straight-line basis over the life of the lease.

(ii) *Mining properties* – mining properties, including capitalised financing costs, are depreciated in proportion to the volume of ore extracted in the year compared with total proven and probable reserves at the beginning of the year.

(iii) *Buildings and infrastructure* – straight-line basis over 10 to 25 years.

(iv) *Rail track (including trackside equipment)* – straight-line basis over 20 to 25 years.

(v) *Wagons and rolling stock* – straight-line basis over 10 to 20 years.

(vi) *Machinery, equipment and other assets* – straight-line basis over 5 to 10 years.

(vii) *Assets under construction* – no depreciation until asset is available for use.

(viii) *Assets held under finance lease* – are depreciated over the shorter of the lease term and their useful life.

Residual values and useful lives are reviewed, and adjusted if appropriate, at least annually, and changes to residual values and useful lives are accounted for prospectively.

The concession right is amortised on a straight-line basis over the life of the concession.

j) Impairment of property, plant and equipment and intangible assets (excluding goodwill)

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

2 Principal Accounting Policies continued

j) Impairment of property, plant and equipment and intangible assets (excluding goodwill) continued

For mining properties, estimates of future cash flows are based on estimates of the quantities of proven and probable reserves, and assumptions as to future production levels, future commodity prices, future cash costs of production and capital expenditure. IAS 36 "Impairment of Assets" includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related expenditure. When calculating value in use, it also requires that calculations should be based on exchange rates current at the time of assessment. For operations with a functional currency other than the US dollar, the impairment review is conducted in the relevant functional currency.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. An impairment is recognised immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but so that this does not exceed the carrying value that would have been determined if no impairment had previously been recognised. A reversal is recognised as a reduction in the depreciation charge immediately.

k) Investment property

Investment property is property held to earn rentals and/or for capital appreciation and includes land held for a currently undetermined future use. The Group has elected to adopt the cost model in IAS 40 "Investment Property". Accordingly, investment property is measured initially at cost, which includes transaction costs for the acquisition of the property and, as detailed in Note 2(i) relating to property, plant and equipment, is consequently not depreciated.

l) Inventory

Inventory and work-in-progress are valued at the lower of cost and net realisable value. The production cost of inventory includes an appropriate proportion of depreciation and production overheads. Raw materials and consumables are valued at cost on a weighted average basis. Finished products are valued at raw material cost, plus labour cost and a proportion of manufacturing overhead expenses including depreciation.

m) Taxation

Tax expense comprises the charges or credits for the period relating to both current and deferred tax.

Current tax is based on taxable profit for the year. Taxable profit may differ from net profit as reported in the income statement because it excludes items of income or expense that are taxable and deductible in different years and also excludes items that are not taxable or deductible. The liability for current tax is calculated using tax rates for each entity in the consolidated financial statements which have been enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on temporary differences (i.e. differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit). Deferred tax is accounted for using the balance sheet liability method and is provided on all temporary differences with certain limited exceptions as follows:

(i) tax payable on undistributed earnings of subsidiaries, associates and joint ventures is provided except where the Group is able to control the remittance of profits and it is probable that there will be no remittance of past profits earned in the foreseeable future;

(ii) deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination; nor is deferred tax provided on subsequent changes in the carrying value of such assets and liabilities, for example where they are depreciated; and

2 Principal Accounting Policies continued

m) Taxation continued

(iii) the initial recognition of any goodwill.

Deferred tax assets are recognised only to the extent that it is probable that they will be recovered through sufficient future taxable profit. The carrying amount of deferred tax assets is reviewed at each balance sheet date.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

n) Provisions for decommissioning and site restoration costs

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by the development or ongoing production of a mining property. Costs are estimated on the basis of a formal closure plan and are subject to regular formal review.

Such costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided and capitalised at the start of each project, as soon as the obligation to incur such costs arises. These decommissioning costs are charged against profits over the life of the mine, through depreciation of the asset and unwinding or amortisation of the discount on the provision. Depreciation is included in operating costs while the unwinding of the discount is included as financing costs. Changes in the measurement of a liability relating to the decommissioning of plant or other site preparation work are added to, or deducted from, the cost of the related asset in the current period.

The costs for restoration of site damage, which is created on an ongoing basis during production, are provided for at their net present values and charged against operating profits as extraction progresses. Changes in the measurement of a liability relating to site damage created during production is charged against operating profit.

o) Provision for termination of water concession

Under the terms of the water concession from ESSAN, certain items of working capital recognised by Aguas de Antofagasta (as described in Note 2(f) above) are to be transferred to the state-owned operator ESSAN at the end of the concession period for nil consideration. Provision is made for the estimated net present value of these assets and liabilities which are expected to be in existence when the concession comes to an end. The unwinding of the discount is charged within financing costs.

p) Post-employment benefits

The Group operates *defined contribution* schemes for a limited number of employees. For such schemes, the amount charged to the income statement is the contributions paid or payable in the year.

Employment terms may also provide for payment of a severance indemnity when an employment contract comes to an end. This is typically at the rate of one month for each year of service (subject in most cases to a cap as to the number of qualifying years of service) and based on final salary level. The severance indemnity obligation is treated as an unfunded defined benefit plan, and the calculation is based on valuations performed by an independent actuary using the projected unit credit method which are regularly updated. The obligation recognised in the balance sheet represents the present value of the severance indemnity obligation. Actuarial gains and losses are immediately recognised in the income statement within operating cost.

q) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, highly liquid investments that are readily convertible into known amount of cash and which are subject to insignificant risk of changes in value, net of bank overdrafts which are repayable on demand. Cash and cash equivalents normally have a maturity period of three months or less from the date of acquisition.

2 Principal Accounting Policies continued

r) Leases

Rental costs under operating leases are charged to the income statement account in equal annual amounts over the term of the lease.

Assets under finance leases are recognised as assets of the Group at inception of the lease at the lower of fair value or the present value of the minimum lease payments derived by discounting at the interest rate implicit in the lease. The interest element is charged within financing costs so as to produce a constant periodic rate of interest on the remaining balance of the liability.

s) Other financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) *Investments* – Investments which are not subsidiaries, associates or joint ventures are initially measured at cost, including transaction costs.

Investments are classified as either held for trading or available for sale, and are normally measured at subsequent reporting dates at fair value. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Dividends on available for sale equity investments are recognised in the income statement when the right to receive payment is established.

(ii) *Trade and other receivables* – Trade and other receivables do not generally carry any interest and are normally stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

(iii) *Trade and other payables* – Trade and other payables are generally not interest bearing and are normally stated at their nominal value.

(iv) *Borrowings (loans and preference shares)* – Interest-bearing loans and bank overdrafts are recorded at the proceeds received, net of direct issue costs.

Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method. Amounts are either recorded as financing costs in the income statement or capitalised in accordance with the accounting policy set out in Note 2(h). Finance charges are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

The sterling-denominated preference shares issued by the Company carry a fixed rate of return without the right to participate in any surplus. They are accordingly classified within borrowings and translated into US dollars at period end rates of exchange. Preference share dividends are included within finance costs.

(v) *Equity instruments* – Equity instruments issued are recorded at the proceeds received, net of direct issue costs. Equity instruments of the Company comprise its sterling-denominated issued ordinary share capital and related share premium.

As explained in Note 2(c), the presentational currency of the Group and the functional currency of the Company is US dollars, and ordinary share capital and share premium are translated into US dollars at historical rates of exchange based on dates of issue.

2 Principal Accounting Policies continued

s) Other financial instruments continued

(vi) *Derivative financial instruments* – As explained on page 32 and in Note 21, the Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for trading purposes. The Group has not presently applied the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement".

Accordingly derivatives are initially measured at cost (which may be nil) including transaction costs, and are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are included in the income statement as follows:

(i) gains and losses from commodity derivatives are recognised in other operating income or expense;

(ii) gains and losses from currency derivatives are recognised in net finance costs as part of exchange gains or losses in the period; and

(iii) gains and losses from interest rate derivatives are recognised in net finance costs as part of interest income or expense in the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value. Changes in fair value are reported in the income statement for the period. The treatment of embedded derivatives arising from provisionally-priced commodity sales contracts is set out in further detail in Note 2(d) relating to turnover.

3 Critical Accounting Judgements and Key Sources of Estimation Uncertainty

Determining many of the amounts included in the financial statements involves the use of judgement and/or estimation. These judgements and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimates is included in the principal accounting policies in Note 2 or the other notes to the financial statements, and the key areas are set out below.

a) Useful economic lives of property, plant and equipment and ore reserves estimates

As explained in Notes 1(c) and 2(i), mining properties, including capitalised financing costs, are depreciated in proportion to the volume of ore extracted in the year compared with total proven and probable reserves at the beginning of the year.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the time of estimation may change when new information becomes available. These include assumptions as to grade estimates and cut-off grades, recovery rates, commodity prices, exchange rates, production costs, capital costs, processing and reclamation costs and discount rates. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The majority of other items of property, plant and equipment are depreciated on a straight line basis over their useful economic lives. Management reviews the appropriateness of useful economic lives at least annually and, again, any changes could affect prospective depreciation rates and asset carrying values.

b) Impairment of assets

As explained in Note 2(j), the Group reviews the carrying value of its intangible assets and property, plant and equipment to determine whether there is any indication that those assets are impaired. In making assessments for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash generating unit ("CGU"). The recoverable amount of those assets, or CGU, is measured at the higher of their fair value less costs to sell and value in use.

3 Critical Accounting Judgements and Key Sources of Estimation Uncertainty continued

b) Impairment of assets continued

Management necessarily applies its judgement in allocating assets to CGUs, in estimating the probability, timing and value of underlying cash flows and in selecting appropriate discount rates to be applied within the value in use calculation. Subsequent changes to CGU allocation or estimates and assumptions in the value in use calculation could impact the carrying value of the respective assets.

c) Provisions for decommissioning and site restoration costs

As explained in Note 2(n), provision is made, based on net present values, for decommissioning and site rehabilitation costs as soon as the obligation arises following the development or ongoing production of a mining property. The provision is based on a closure plan prepared with the assistance of external consultants.

Management uses its judgement and experience to provide for and (in the case of capitalised decommissioning costs) amortise these estimated costs over the life of the mine. The ultimate cost of decommissioning and site rehabilitation cost is uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing and extent of expenditure can also change, for example in response to changes in ore reserves or processing levels. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

d) Post employment benefits

As explained in Note 2(p), the expected costs of severance indemnities relating to employee service during the period are charged to the income statement. Any actuarial gains or losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognised immediately within operating cost in the income statement.

Assumptions in respect of the expected costs are set in consultation with an independent actuary. These include the selection of the discount rate used, service lives and expected rates of salary increases. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the earnings of the Group.

e) Deferred taxation

As explained in Note 2(m), deferred tax is not provided for future tax payable on undistributed earnings where the Group is able to control the remittance of profits and it is probable that there will be no remittance of past profits earned in the foreseeable future.

Management uses its judgement in estimating the probability of such remittances. These are based on Group forecasts and include assumptions as to future profits and cash flows (which depend on several factors including commodity prices, operating costs, production levels, capital expenditures, interest costs, debt repayment and tax rates) and cash requirements (which may also depend on several factors including future dividend levels). A change in the assumptions used or in the estimate as to the probability that past profits will be remitted would impact the deferred tax charge and balance sheet provision.

4 Revenue and Total Profit from Operations and Associates

An analysis of the Group's total revenue is as follows:

	2006 US$m	2005 US$m
Sales of goods	3,770.7	2,358.0
Rendering of services	99.3	87.3
Group turnover	3,870.0	2,445.3
Other operating income	10.3	5.4
Investment income	78.3	39.7
Total revenue	3,958.6	2,490.4

Operating profit from subsidiaries and joint ventures and total profit from operations and associates is derived from Group turnover by deducting operating costs as follows:

	2006 US$m	2005 US$m
Turnover	3,870.0	2,445.3
Cost of sales	(805.1)	(685.6)
Gross profit	3,064.9	1,759.7
Administrative expenses	(152.6)	(132.0)
Closure provision	(0.6)	3.4
Severance charges	(7.7)	(3.9)
Exploration costs	(21.5)	(22.4)
Other operating income	10.3	5.4
Other operating expenses	(88.7)	(103.8)
Operating profit from subsidiaries and joint ventures	2,804.1	1,506.4
Share of income from associate	1.1	0.9
Total profit from operations and associates	2,805.2	1,507.3

5 Segment Information

Based on risks and returns, the Directors consider the primary reporting format is by business segment and the secondary reporting format is by geographical segment. The Group considers its business segments to be Los Pelambres, El Tesoro, Michilla, Exploration, Railway and other transport services and the Water concession. Corporate and other items principally relate to costs incurred by the Company and Antofagasta Minerals S.A., the Group's mining corporate centre, but which are not allocated to any individual business segment. The classification reflects the Group's management structure. The amounts presented for each business segment exclude any amounts relating to the investment in Antofagasta Terminal Internacional S.A., an associate which is held through the Railway and other transport services segment.

a) Primary reporting format – by business segment

(i) Turnover, EBITDA and operating profit/(loss) from subsidiaries and joint ventures analysed by business segment

	Turnover		EBITDA		Operating profit/(loss) from subsidiaries and joint ventures	
	2006 US$m	2005 US$m	2006 US$m	2005 US$m	2006 US$m	2005 US$m
Los Pelambres	**2,701.3**	1,749.8	**2,297.0**	1,420.5	**2,223.7**	1,350.4
El Tesoro	**664.8**	372.2	**456.0**	203.2	**409.9**	172.9
Michilla	**334.9**	177.1	**158.4**	16.3	**145.5**	(31.1)
Exploration	**–**	–	**(21.5)**	(22.4)	**(21.5)**	(22.4)
Corporate and other items	**–**	–	**(16.9)**	(15.6)	**(17.6)**	(15.9)
Mining	**3,701.0**	2,299.1	**2,873.0**	1,602.0	**2,740.0**	1,453.9
Railway and other transport services	**105.3**	92.5	**42.9**	38.2	**32.6**	27.4
Water concession	**63.7**	53.7	**41.4**	33.9	**31.5**	25.1
Group turnover (segment revenue), EBITDA and operating profit from subsidiaries and joint ventures (segment result)	**3,870.0**	2,445.3	**2,957.3**	1,674.1	**2,804.1**	1,506.4

Segment result is reconciled to profit for the financial year as follows:

	2006 US$m	2005 US$m
Segment result	**2,804.1**	1,506.4
Share of income from associate	**1.1**	0.9
Total profit from operations and associates	**2,805.2**	1,507.3
Net finance income	**53.8**	29.0
Profit before tax	**2,859.0**	1,536.3
Income tax expense	**(664.9)**	(308.1)
Profit for the financial year (including amounts attributable to minority interests)	**2,194.1**	1,228.2

Notes to turnover by business segment (segment revenue)

i) Turnover by business segment equates to segment revenue as defined by IAS 14. Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$9.6 million (2005 – US$8.8 million). Inter-segmental sales provided by Railway and other transport services are charged at amounts equal to competitive market prices for external sales of similar services.

ii) Turnover includes the effect of both final pricing and mark-to-market adjustments to provisionally priced sales of copper and molybdenum concentrates and copper cathodes. Further details of such adjustments are given in Note 21(b).

5 Segment Information continued

a) Primary reporting format – by business segment continued

iii) Turnover does not include the effect of gains and losses on commodity derivatives, which are included as part of operating profit in other operating income or expense. Further details of such gains or losses are given in Note 21(c).

iv) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed in the table below to show separately the amounts prior to deduction of tolling charges, the tolling charges incurred and the net amounts included in turnover. El Tesoro and Michilla do not generate by-products from their copper cathode operations.

v) On a Group basis, total copper revenues amounted to US$3,144.7 million (2005 – US$1,713.4 million) comprising copper concentrate sales at Los Pelambres of US$2,145.0 million (2005 – US$1,164.1 million) and copper cathode sales at El Tesoro and Michilla of US$999.7 million (2005 – US$549.3 million).

Notes to EBITDA and operating profit/(loss) from subsidiaries *and joint* ventures (segment result)

vi) Operating profit for the separate businesses equates to segment result as defined by IAS 14. This excludes the share of income from associate of US$1.1 million (2005 – US$0.9 million).

vii) EBITDA is calculated by adding back depreciation, amortisation and disposals of plant, property and equipment and impairment charges to operating profit from subsidiaries and joint ventures.

viii) EBITDA and operating profit are stated after deducting losses on commodity derivatives (including both losses realised in each period and period-end mark-to-market adjustments) at El Tesoro of US$44.8 million (2005 – US$24.8 million) and Michilla of US$39.7 million (2005 – US$43.8 million). Further details are given in Note 21(c).

ix) Operating profit in 2005 is also stated after deducting an impairment charge against the carrying value of property, plant and equipment at Michilla of US$30.0 million. There was no comparable impairment charge (see Note 13) in the year ended 31 December 2006.

Turnover at Los Pelambres by mineral

	Before deducting tolling charges		Tolling charges		Net of tolling charges	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m	**2006 US$m**	2005 US$m
Copper	**2,399.0**	1,331.0	**(254.0)**	(166.9)	**2,145.0**	1,164.1
Molybdenum	**536.4**	588.4	**(22.6)**	(25.6)	**513.8**	562.8
Gold and silver	**43.1**	23.4	**(0.6)**	(0.5)	**42.5**	22.9
Los Pelambres	**2,978.5**	1,942.8	**(277.2)**	(193.0)	**2,701.3**	1,749.8

5 Segment Information continued

a) Primary reporting format – by business segment continued

(ii) Depreciation and amortisation, loss on disposal of property, plant and equipment and impairment charges by business segment

	Depreciation and amortisation		Loss on disposals		Impairment charge	
	2006	2005	**2006**	2005	**2006**	2005
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
Los Pelambres	**(72.8)**	(66.6)	**(0.5)**	(3.5)	**–**	–
El Tesoro	**(43.4)**	(29.1)	**(2.7)**	(1.2)	**–**	–
Michilla	**(10.4)**	(13.8)	**(2.5)**	(3.6)	**–**	(30.0)
Corporate and other items	**(0.3)**	(0.3)	**(0.4)**	–	**–**	–
Mining	**(126.9)**	(109.8)	**(6.1)**	(8.3)	**–**	(30.0)
Railway and other transport services	**(8.4)**	(9.5)	**(1.9)**	(1.3)	**–**	–
Water concession	**(9.7)**	(8.7)	**(0.2)**	(0.1)	**–**	–
	(145.0)	(128.0)	**(8.2)**	(9.7)	**–**	(30.0)

(iii) Other non-cash expenses by business segment

	Severance		Closure		Total other non-cash expenses	
	2006	2005	**2006**	2005	**2006**	2005
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
Los Pelambres	**(1.0)**	(1.7)	**(0.1)**	3.9	**(1.1)**	2.2
El Tesoro	**(2.3)**	(0.8)	**(0.3)**	(0.4)	**(2.6)**	(1.2)
Michilla	**(0.9)**	0.6	**(0.1)**	–	**(1.0)**	0.6
Corporate and other items	**(1.0)**	(0.6)	**–**	–	**(1.0)**	(0.6)
Mining	**(5.2)**	(2.5)	**(0.5)**	3.5	**(5.7)**	1.0
Railway and other transport services	**(2.5)**	(1.2)	**–**	–	**(2.5)**	(1.2)
Water concession	**–**	(0.2)	**(0.1)**	(0.1)	**(0.1)**	(0.3)
	(7.7)	(3.9)	**(0.6)**	3.4	**(8.3)**	(0.5)

(iv) Capital expenditure, assets and liabilities by business segment

	Capital expenditure		Segment assets		Segment liabilities		Segment net assets	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	US$m	US$m	**US$m**	US$m	**US$m**	US$m	**US$m**	US$m
Los Pelambres	**463.5**	101.4	**2,103.4**	1,648.2	**(125.5)**	(72.5)	**1,977.9**	1,575.7
El Tesoro	**16.3**	39.6	**591.8**	392.6	**(53.3)**	(56.5)	**538.5**	336.1
Michilla	**7.7**	18.7	**74.5**	61.6	**(24.8)**	(47.5)	**49.7**	14.1
Corporate and other items	**20.5**	1.6	**145.8**	8.5	**(12.3)**	(11.4)	**133.5**	(2.9)
Mining	**508.0**	161.3	**2,915.5**	2,110.9	**(215.9)**	(187.9)	**2,699.6**	1,923.0
Railway and other transport services	**25.2**	23.2	**158.8**	133.8	**(25.2)**	(21.7)	**133.6**	112.1
Water concession	**5.8**	1.8	**181.7**	199.9	**(9.1)**	(7.5)	**172.6**	192.4
	539.0	186.3	**3,256.0**	2,444.6	**(250.2)**	(217.1)	**3,005.8**	2,227.5

5 Segment Information continued

a) Primary reporting format – by business segment continued

Segment assets and liabilities are reconciled to entity assets and liabilities through unallocated items as follows:

	Segment assets		Segment liabilities		Segment net assets	
	2006 US$m	2005 US$m	2006 US$m	2005 US$m	2006 US$m	2005 US$m
Segment assets/(liabilities)	**3,256.0**	2,444.6	**(250.2)**	(217.1)	**3,005.8**	2,227.5
Investment property	**3.2**	3.4	–	–	**3.2**	3.4
Investment in associate	**3.5**	2.8	–	–	**3.5**	2.8
Available for sale investments	**6.2**	0.1	–	–	**6.2**	0.1
Deferred tax assets/(liabilities)	**3.1**	6.6	**(323.2)**	(225.5)	**(320.1)**	(218.9)
Current tax assets/(liabilities)	**7.5**	5.3	**(204.8)**	(108.7)	**(197.3)**	(103.4)
Cash and cash equivalents/(borrowings)	**1,805.5**	1,316.8	**(358.7)**	(465.3)	**1,446.8**	851.5
Entity assets/(liabilities)	**5,085.0**	3,779.6	**(1,136.9)**	(1,016.6)	**3,948.1**	2,763.0

Notes to segment assets, liabilities and capital expenditure

i) Segment assets are operating assets and at 31 December 2006 comprise the intangible assets of US$205.3 million (2005 – US$97.7 million); property, plant and equipment of US$2,373.7 million (2005 – US$1,820.0 million); inventories of US$120.3 million (2005 - US$98.8 million); trade and other receivables of US$549.4 million (2005 – US$428.1 million); and derivative financial instruments relating to commodities of US$7.3 million (2005 – nil).

ii) Segment liabilities are operating liabilities and at 31 December 2006 comprise derivative financial instruments principally relating to commodities of nil (2005 – US$40.3 million); trade and other payables of US$216.3 million (2005 – US$146.4 million); post retirement benefits of US$24.1 million (2005 – US$20.6 million) and other long-term provisions of US$9.8 million (2005 – US$9.8 million).

iii) Capital expenditure represents purchase of property, plant and equipment and is stated on an accruals basis and may therefore differ from the amount included in the cash flow. Capital expenditure is analysed by category of asset in Note 13.

iv) Assets and liabilities of Tethyan Copper Company Limited (see Note 27) have been included within Corporate and other items.

b) Secondary reporting format – by geographical segment

(i) Geographical analysis of turnover by location of customer

	2006 US$m	2005 US$m
Europe		
– United Kingdom	**8.1**	34.2
– Switzerland	**396.5**	148.4
– Rest of Europe	**877.1**	527.2
Latin America		
– Chile	**407.5**	326.6
– Rest of Latin America	**165.2**	87.8
North America	**472.7**	471.3
Asia Pacific		
– Japan	**1,008.2**	425.9
– Rest of Asia	**534.7**	423.9
	3,870.0	2,445.3

5 Segment Information continued

b) Secondary reporting format – by geographical segment continued

(ii) Geographical analysis of segment assets, segment liabilities and capital expenditure by location of assets and liabilities

	Segment assets		Segment liabilities		Segment net assets		Capital expenditure	
	2006 US$m	2005 US$m	2006 US$m	2005 US$m	2006 US$m	2005 US$m	2006 US$m	2005 US$m
Chile	3,030.1	2,419.5	(243.8)	(214.6)	2,786.3	2,204.9	529.9	181.9
Bolivia	30.2	24.3	(4.6)	(2.5)	25.6	21.8	8.3	4.4
Other	195.7	0.8	(1.8)	–	193.9	0.8	0.8	–
	3,256.0	2,444.6	(250.2)	(217.1)	3,005.8	2,227.5	539.0	186.3

Segment assets and segment liabilities are reconciled to entity assets and liabilities in Note 5(a)(iv).

6 Profit for the Year

Profit for the year is stated after crediting/(charging):

	2006 US$m	2005 US$m
Net foreign exchange gains		
– included in net finance costs	1.6	13.3
– included in income tax expense	2.4	20.2
Amortisation of intangible asset included in cost of sales	(4.0)	(3.4)
Depreciation of plant, property and equipment		
– owned assets	(135.7)	(121.5)
– assets held under finance leases	(0.4)	(0.6)
– assets held under concession	(4.9)	(2.5)
Loss on disposal of plant, property and equipment	(8.2)	(9.7)
Impairment of plant, property and equipment	–	(30.0)
Cost of inventories recognised as expense	(573.1)	(486.8)
Employee benefit expense	(108.1)	(94.7)
Auditors' remuneration		
– audit services	(0.6)	(0.4)
– non-audit services	(0.1)	(0.4)

Impairment charges (and the unwinding of these amounts) are included in other operating profits.

The amounts disclosed above in relation to auditors' remuneration include fees payable to Deloitte & Touche LLP and its associates by the Group including UK and overseas subsidiaries. Fees paid for audit services to Deloitte & Touche LLP by the Company and its UK subsidiaries in 2006 were US$0.2 million (2005 – US$0.1 million). Fees paid for non-audit services to Deloitte & Touche LLP by the Company in 2006 were less than US$0.1 million (2005 – US$0.2 million), which related to the IFRS restatement and review. There were no fees paid for non-audit services by the Group's other UK subsidiaries in either 2005 or 2006.

6 Profit for the Year continued

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2006 US$000	2005 US$000
Statutory audit		
– Antofagasta plc Annual Report	(351)	(213)
– Subsidiary entities	(263)	(142)
	(614)	(355)
Non–audit services		
– IFRS restatement and review	–	(365)
– Tax services	(17)	(22)
– IAS 32/39 implementation advice	(11)	(27)
– Other consultancy services	(24)	–
	(666)	(769)

7 Employee Benefit Expense

a) Average number of employees

The average number of employees, including any Executive Directors but excluding associates' employees, was as follows:

	2006 Number	2005 Number
Los Pelambres	590	567
El Tesoro	442	430
Michilla	396	374
Exploration	24	26
Corporate and other		
– Chile	85	75
– United Kingdom	6	4
– Other	18	–
Mining	1,561	1,476
Railway and other transport services	1,341	1,377
Water concession	237	233
	3,139	3,086

The average number of employees for the year includes all the employees of subsidiaries and the Group's share of employees of jointly controlled entities. The average number of employees does not include contractors who are not directly employed by the Group.

7 Employee Benefit Expense continued

b) Aggregate remuneration

The aggregate remuneration of the employees included in the table above was as follows:

	2006 US$m	2005 US$m
Wages and salaries	(97.8)	(88.7)
Social security costs	(2.6)	(2.1)
Post-employment benefits – severance charge in the year	(7.7)	(3.9)
	(108.1)	(94.7)

c) Key management personnel

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any Director (Executive and Non-Executive) of the Company.

Compensation for key management personnel (including Directors) was as follows:

	2006 US$m	2005 US$m
Salaries and short-term employee benefits	4.9	4.2
Post-employment benefits – severance charge in the year	0.1	0.1
	5.0	4.3

Disclosures on Directors' remuneration required by Schedule 7A of the Companies Act 1985 including those specified for audit by that Schedule are included in the Report on Remuneration and Related Matters on pages 70 to 73.

8 Net Finance Income

Net finance income was as follows:

	2006 US$m	2005 US$m
Investment income		
Interest receivable	78.3	39.7
Interest expense		
Interest payable	(24.6)	(23.8)
Amortisation of deferred finance costs	(0.4)	(0.4)
Discount charge relating to provisions	(1.2)	(1.6)
Preference dividends	(0.2)	(0.2)
	(26.4)	(26.0)
Other finance items		
Mark-to-market effect of derivatives	0.3	2.0
Foreign exchange	1.6	13.3
	1.9	15.3
Net finance income	53.8	29.0

There was no interest capitalised in either year.

9 Tax

	2006 US$m	2005 US$m
Current tax charge		
– Corporate tax (principally first category tax in Chile)	(474.2)	(296.6)
– Mining tax (Royalty)	(58.5)	–
– Withholding tax provision	(61.9)	(8.6)
– Exchange gains on corporate tax balances	2.4	20.2
	(592.2)	(285.0)
Deferred tax charge		
– Corporate tax (principally first category tax in Chile)	(2.4)	28.7
– Mining tax (Royalty)	1.9	(0.5)
– Withholding tax provision	(72.2)	(51.3)
	(72.7)	(23.1)
Total tax charge (Income tax expense)	(664.9)	(308.1)

The current tax charge of US$592.2 million (2005 – US$285.0 million) comprises Chilean taxes of US$592.1 million (2005 – US$284.6 million) and other overseas taxes of US$0.1 million (2005 – US$0.4 million).

Current tax is based on taxable profit for the year. Deferred tax is the tax expected to be payable or recoverable on temporary differences (i.e. differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit). Deferred tax is accounted for using the balance sheet liability method and is provided on all temporary differences with certain limited exceptions. The Group incurs withholding taxes on the remittance of profits from Chile and the other countries in which it operates and deferred tax is provided on undistributed earnings to the extent that remittance is probable in the foreseeable future.

The rate of first category (i.e. corporation) tax in Chile was 17% for both 2006 and 2005. During 2005, new tax legislation on Chilean mining companies was passed into law with effect from 1 January 2006. This legislation sets an additional tax of up to 5% of tax-adjusted operating profit, with the option for mining companies to elect for a lower rate of 4% by entering into a tax stability regime for a period of 12 years, after which the rate of 5% will apply. For 2006 and 2007, 50% of the new mining tax can be offset against first category tax and the remaining 50% is tax deductible (i.e. an allowable expense in determining liability to first category tax). From 2008, when the ability to offset will no longer be available, 100% of the new mining tax will be tax deductible. Los Pelambres, El Tesoro and Michilla opted to enter into this new tax stability agreement during 2005, and hence the effect of the legislation is to increase the effective tax rate of these three operations (before taking into account deductibility against corporation tax) by approximately 2% in 2006 and 2007 and 4% thereafter.

In addition to first category tax and the new mining tax, the Group incurs withholding taxes on the remittance of profits from Chile. Withholding tax is levied on remittances of profits from Chile at 35% less first category tax already paid. Accordingly, the effective tax rate of withholding tax for the purpose of paying dividends to Group shareholders is approximately 18% of the amount remitted or expected to be remitted.

9 Tax continued

The effective tax rate for the year was 23.3% in 2006 and 20.1% in 2005, compared with the Chilean statutory tax rate of 17.0%. The differences are explained below:

	2006		2005	
	US$m	%	US$m	%
Profit before tax	**2,859.0**		1,536.3	
Tax at the Chilean corporate tax rate of 17% (2005 – 17%)	**(486.0)**	**17.0**	(261.2)	17.0
Tax effect of share of results of associate	**(0.2)**	**–**	(0.1)	–
Deferred tax assets not recognised in the year	**(3.0)**	**0.1**	(5.9)	0.4
Tax effect of items not deductible in generating taxable profit (principally exploration costs and certain corporate costs)	**12.6**	**(0.4)**	(0.7)	0.1
Royalty	**(56.6)**	**2.0**	(0.5)	–
Withholding taxes provided in year	**(134.1)**	**4.7**	(59.9)	3.9
Exchange differences	**2.4**	**(0.1)**	20.2	(1.3)
Tax expense and effective tax rate for the year	**(664.9)**	**23.3**	(308.1)	20.1

10 Earnings Per Share

	2006 US$m	2005 US$m
Profit for the year attributable to equity holders of the Company (Net earnings)	**1,354.3**	725.8

	2006 Number	2005 Number
		(restated)
Ordinary shares in issue throughout each year	**985,856,695**	985,856,695

	2006 cents	2005 cents
		(restated)
Basic earnings per share	**137.4**	73.6

Basic earnings per share is calculated as profit after tax and minority interest, based on 985,856,695 ordinary shares, being the number of ordinary shares following the 4-for-1 bonus issue on 19 June 2006 (see Note 25). Comparative amounts for basic earnings per share have been restated for the effects of the issue bonus.

There was no potential dilution of earnings per share in either year set out above, and therefore diluted earnings per share did not differ from basic earnings per share as disclosed above.

11 Dividends

Amounts recognised as distributions to equity holders in the period:

	2006 US$m	2005 US$m	2006 US cents per share	2005 US cents per share
Final dividend paid in June (proposed in relation to the previous year)				(restated)
– ordinary	**47.3**	47.3	**4.8**	4.8
– special	**138.0**	78.9	**14.0**	8.0
	185.3	126.2	**18.8**	12.8
Interim dividend paid in October				
– ordinary	**31.6**	31.5	**3.2**	3.2
– special	**19.7**	–	**2.0**	–
	51.3	31.5	**5.2**	3.2
	236.6	157.7	**24.0**	16.0

11 Dividends continued

The proposed final dividend for each year, which is subject to approval by shareholders at the Annual General Meeting and has therefore not been included as a liability in this financial statements, is as follows:

	2006 US$m	2005 US$m	2006 US cents per share	2005 US cents per share
Final dividend proposed in relation to the year				(restated)
– ordinary	49.3	47.3	5.0	4.8
– *special*	374.6	138.0	38.0	14.0
	423.9	185.3	43.0	18.8

Dividends per share have been restated for the effect of the 4-for-1 bonus issue on 19 June 2006.

This gives total ordinary dividends proposed in relation to 2006 (including the interim dividend) of US 48.2 cents per share or US$475.2 million (2005 – restated US 22.0 cents per share or US$216.9 million).

In accordance with IAS 32, preference dividends for 2006 have been included within interest expense (see Note 8) and amounted to US$0.2 million (2005 – US$0.2 million).

Further details relating to dividends for each year are given in the Report of the Directors on page 59.

12 Intangible Assets

	Concession right 2006 US$m	Exploration licences 2006 US$m	Total intangible assets 2006 US$m	Total intangible assets 2005 US$m
Cost				
Balance at the beginning of the year	105.1	–	105.1	96.5
Acquisition (see Note 27)	–	230.0	230.0	–
Disposal (see Note 28)	–	(115.0)	(115.0)	–
Foreign currency exchange difference	(3.8)	–	(3.8)	8.6
Balance at the end of the year	101.3	115.0	216.3	105.1
Amortisation				
Balance at the beginning of the year	(7.4)	–	(7.4)	(3.3)
Charge of the year	(4.0)	–	(4.0)	(3.4)
Foreign currency exchange difference	0.4	–	0.4	(0.7)
Balance at the end of the year	(11.0)	–	(11.0)	(7.4)
Carrying amount				
Balance at the end of the year	90.3	115.0	205.3	97.7

The concession right relates to the 30-year concession to operate the water rights and facilities in the Antofagasta Region of Chile which the Group's wholly-owned subsidiary, Aguas de Antofagasta S.A., acquired in December 2003. This intangible asset is being amortised on a straight-line basis over the life of the concession (see Note 32).

The exploration licences relate to the Group's proportionate share of the full unencumbered value attributed to the interest in exploration licences held by Tethyan Copper Company Limited in Pakistan (see Note 27). This intangible asset will be amortised in accordance with the Group's policy for mining properties as set out in Note 2(i)(ii) when the related mining properties enter into production.

13 Property, Plant and Equipment

	Land and mining property US$m	Buildings and infra-structure US$m	Railway track US$m	Wagons and rolling stock US$m	Machinery, equipment and others US$m	Assets under construction US$m	Total US$m
Cost							
At 1 January 2005	450.5	1,054.2	36.0	65.9	836.1	73.7	2,516.4
Additions	0.5	1.4	–	5.1	(1.8)	181.1	186.3
Reclassifications	5.6	18.4	2.8	2.9	17.0	(47.5)	(0.8)
Asset disposals	(2.3)	(3.8)	(0.9)	(4.0)	(13.1)	(17.5)	(41.6)
Foreign currency exchange difference	0.4	6.2	0.1	1.0	0.6	(0.1)	8.2
At 31 December 2005 and 1 January 2006	454.7	1,076.4	38.0	70.9	838.8	189.7	2,668.5
Acquisitions (see Note 27)	170.9	–	–	–	0.7	–	171.6
Additions	8.0	4.5	–	2.5	13.0	511.0	539.0
Reclassifications	2.5	56.9	1.6	3.3	152.4	(216.7)	–
Asset disposals	(0.1)	(2.8)	–	(2.4)	(7.1)	(2.0)	(14.4)
Disposal (see Note 28)	(4.3)	–	–	–	(0.4)	–	(4.7)
Foreign currency exchange difference	0.1	(3.0)	–	(0.4)	(0.2)	(0.1)	(3.6)
At 31 December 2006	**631.8**	**1,132.0**	**39.6**	**73.9**	**997.2**	**481.9**	**3,356.4**
Accumulated depreciation and impairment							
At 1 January 2005	(86.3)	(231.6)	(5.3)	(30.7)	(366.4)	–	(720.3)
Charge for the year	(18.1)	(39.2)	(1.2)	(6.0)	(60.1)	–	(124.6)
Impairment loss	(0.5)	(7.6)	–	–	(17.9)	(4.0)	(30.0)
Asset disposals	1.0	3.7	0.1	3.4	19.6	–	27.8
Foreign currency exchange difference	–	(0.8)	–	(0.5)	(0.1)	–	(1.4)
At 31 December 2005 and 1 January 2006	(103.9)	(275.5)	(6.4)	(33.8)	(424.9)	(4.0)	(848.5)
Charge for the year	(28.6)	(43.8)	0.1	(6.0)	(62.7)	–	(141.0)
Reclassification	–	(0.5)	–	–	0.5	–	–
Assets disposals	–	0.1	–	1.5	4.6	–	6.2
Foreign currency exchange difference	–	0.4	–	0.1	0.1	–	0.6
At 31 December 2006	**(132.5)**	**(319.3)**	**(6.3)**	**(38.2)**	**(482.4)**	**(4.0)**	**(982.7)**
Net book value							
At 31 December 2006	**499.3**	**812.7**	**33.3**	**35.7**	**514.8**	**477.9**	**2,373.7**
At 31 December 2005	350.8	800.9	31.6	37.1	413.9	185.7	1,820.0
Assets under finance leases included in the totals above							
Net book value							
At 31 December 2006	–	–	–	–	**1.9**	–	**1.9**
At 31 December 2005	–	–	–	–	4.6	–	4.6

The net book value of assets under concession at 31 December 2006 was US$63.0 million (2005 – US$66.6 million).

13 Property, Plant and Equipment continued

During 2005 an impairment loss of US$30.0 million arose as a result of a write-down of property, plant and equipment at Michilla. The impairment provision was reviewed following the completion of a revised mine plan in the current year and a provision of US$25.0 million retained. The recoverable amounts in the impairment review were determined by a value in use calculation prepared using management's current estimates as to production, copper prices and cash costs in an eventual revised mine plan, and based on expected mine closure in 2009. The calculation used a pre-tax discount rate of 12.5% to reflect risks not reflected in the underlying cash flows including the possibility of future reduced production.

The Group has not pledged any items of property, plant and equipment at the end of either 2006 or 2005.

At 31 December 2006 the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to US$385.7 million (2005 – US$289.8 million). Commitments at 31 December 2006 included US$196.6 million relating to the Esperanza project; US$142.0 million relating to the Mauro tailings dam project and US$19.8 million relating to the plant expansion project at Los Pelambres.

Compensation from insurance companies related to property, plant and equipment included in the consolidated income statement was US$0.1 million in 2006 (2005 – US$0.5 million).

14 Investment Property

Cost	2006 US$m	2005 US$m
Balance at the beginning of the year	3.4	3.2
Foreign currency exchange difference	(0.2)	0.2
Balance at the end of the year	3.2	3.4

Investment property represents the Group's forestry properties, which are held for long-term potential and accordingly classified as investment property and held at cost as permitted by IAS 40.

The fair value of the Group's investment property at 31 December 2006 was US$11.0 million (2005 – US$11.0 million). This has been arrived at on the basis of an independent valuation carried out during 2005 by Forestal TerraSur Ltda., who are not connected with the Group. The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

Direct operating expenses (principally on-going maintenance costs) arising on these properties amounted to US$0.2 million (2005 – US$0.1 million).

15 Investments in Subsidiaries

The principal subsidiaries of the Group and the percentage of equity owned are set out below. These interests are consolidated within these financial statements. The Group has restricted the information to its principal subsidiaries as full compliance with section 231(5) of the Companies Act 1985 would result in a statement of excessive length.

	Country of incorporation	Country of operations	Nature of business	Economic interest
Direct subsidiaries of the Parent Company				
Antofagasta Railway Company plc	Great Britain	Chile	Railway	100%
Minera Anaconda Perú S.A.	Peru	Peru	Mining	100%
Chilean Northern Mines Limited	Great Britain	Chile	Investment	100%
Indirect subsidiaries of the Parent Company				
Antofagasta Minerals S.A.	Chile	Chile	Mining	100%
Minera Los Pelambres	Chile	Chile	Mining	60%
Minera El Tesoro	Chile	Chile	Mining	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%
Equatorial Mining Limited	Australia	Chile	Mining	100%
Aguas de Antofagasta S.A.	Chile	Chile	Water distribution	100%
Servicios de Transportes Integrados Limitada	Chile	Chile	Road transport	100%
Empresa Ferroviaria Andina S.A.	Bolivia	Bolivia	Railway	50%
Forestal S.A.	Chile	Chile	Forestry	100%

The Group exercises management control over and has the right to appoint the majority of the board of Empresa Ferroviaria Andina S.A. Accordingly, this investment is treated as a subsidiary and is consolidated in these Group financial statements.

16 Investment in Associate

	2006 US$m	2005 US$m
Balance at the beginning of the year	2.8	2.9
Share of profit before tax	1.3	1.1
Share of tax	(0.2)	(0.2)
Share of income from associate	1.1	0.9
Dividends received	(0.4)	(1.0)
Balance at the end of the year	3.5	2.8

The investment in associate refers to the Group's 30% interest in Antofagasta Terminal Internacional S.A. ("ATI"), which operates a concession to manage installations in the port of Antofagasta.

The Group's share of the summarised financial information of ATI, which is unlisted, is as follows:

	2006 US$m	2005 US$m
Total assets (net of fair value adjustments)	4.8	8.1
Total liabilities	(1.3)	(5.3)
Turnover	5.7	5.1
Profit after tax and minorities	1.1	0.9

17 Joint Venture Agreements

a) Cordillera de las Minas S.A.

The Group had a joint venture agreement, entered into during 2002, with Companhia Vale do Rio Doce ("CVRD") of Brazil, with the objective of developing mineral exploration activities in a defined area of interest in Southern Peru. Under the joint venture agreement, the Group transferred its mining rights in the area of interest into Cordillera de Las Minas S.A. ("CMSA"). CVRD committed to invest US$6.7 million in mineral exploration in the area of interest between 2002 to 2005, and in exchange the Group granted CVRD an option to increase its interest to 50%. The joint venture agreement also provides for equal participation by the Group and CVRD in its management and operation.

As explained in Note 2(g), the Group's policy is to expense and not capitalise exploration as incurred, and therefore the contribution of mining properties under the joint venture agreement by the Group, the contribution of funds by CVRD and subsequent exploration expenditure under the joint venture agreement has no effect on the Group's profit and loss, cash flows or balance sheet.

As explained in Note 36, on 2 March 2007 the Group agreed to sell its 50% interest in CMSA to Panoro Minerals Limited ("Panoro"), a company listed on the TSX Venture Exchange. The Group's share of the consideration comprises US$6.0 million plus six million common shares in Panoro. The agreement is subject to a number of conditions including financing by Panoro and regulatory approvals. Subject to these conditions being met, closing is expected to occur by June 2007.

b) Tethyan Copper Company Limited

As explained in Note 27(a), on 20 April 2006 the Group acquired 100% of the issued share capital of Tethyan Copper Company Limited ("Tethyan") for cash consideration (including transaction costs) of US$170.4 million.

On 22 September 2006 the Group entered into a joint venture agreement with Barrick Gold Corporation ("Barrick Gold"), to establish a 50:50 joint venture in relation to Tethyan's mineral interests in Pakistan. Further details of the part-disposal of Tethyan to Barrick Gold to give effect to the joint venture are set out in Note 28(a).

Tethyan is wholly engaged in mineral exploration activities and did not generate any revenue in the period before or after acquisition by the Group. The operating loss generated by Tethyan for the period since acquisition was US$5.3 million, which relates mainly to exploration costs expensed in accordance with the Group's accounting policy. This includes US$3.3 million during the period for which Tethyan was wholly-owned by the Group and US$2.0 million under the proportionate consolidation method during the period after which the joint venture with Barrick Gold was established.

The following amounts represent the Group's 50% share of the assets and liabilities, and results of the jointly controlled entity, and are included in the consolidated balance sheet and in the consolidated income statement of the Group under the proportionate consolidation method:

	2006 US$m
Total non-current assets	115.7
Total current assets	2.6
Total current liabilities	(0.9)
Total non-current liabilities	(0.1)
Group's share of jointly controlled entity's net assets	**117.3**
Operating loss	(2.0)
Net finance profit	2.0
Group's share of jointly controlled entity's results	**–**

18 Inventories

	2006 US$m	2005 US$m
Raw materials and consumables	36.6	32.8
Work in progress	68.6	45.1
Finished goods	15.1	20.9
	120.3	98.8

Work in progress includes US$25.3 million related to high carbonate ore inventories at El Tesoro which are expected to be processed more than twelve months after the balance sheet date.

19 Financial Assets

The Group's financial assets were as follows:

	2006 US$m	2005 US$m
Non-current assets		
Available for sale investments	6.2	0.1
Current assets		
Trade and other receivables	549.4	428.1
Derivative financial instruments	7.3	–
Cash and cash equivalents	1,805.5	1,316.8
	2,368.4	1,745.0

The fair value of each category of financial asset disclosed above is not materially different from the carrying values presented for either 2006 or 2005.

a) Available for sale investments

Available for sale investments represent those investments which are not subsidiaries, associates or joint ventures and are not held for trading purposes.

The movement in available for sale assets during the year was as follows:

	2006 US$m	2005 US$m
Balance at the beginning of the year	0.1	0.1
Acquisition (see Note 27)	5.6	–
Movements in fair value	0.5	–
Balance at the end of the year	6.2	0.1

The balance at 31 December 2006 includes US$6.1 million related to the investment in Mercator Minerals Ltd. shares, acquired at fair value of US$5.6 million through the acquisition of Equatorial Mining Limited on 24 August 2006. The mark-to-market gain in respect of these shares in the balance sheet at the end of the year was US$0.5 million.

The fair value of the remaining available for sale investments of US$0.1 million (2005 – US$0.1 million) held by the Group are mainly Chilean-peso denominated and did not differ materially from cost at either year end.

19 Financial Assets continued

b) Trade and other receivables

	Due in one year		Due after one year		Total	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m	**2006 US$m**	2005 US$m
Trade debtors	**425.5**	311.3	**0.5**	0.4	**426.0**	311.7
Other debtors	**84.6**	97.3	**38.8**	19.1	**123.4**	116.4
	510.1	408.6	**39.3**	19.5	**549.4**	428.1

There is no significant concentration of credit risk with respect to trade receivables as the exposure is spread over a large number of customers. The average credit period given on sale of goods and rendering of service is 52 days. There is no material element which is interest-bearing and there were no material provisions against debtors at the end of either 2006 or 2005. Trade debtors include mark-to-market adjustments in respect of provisionally priced sales of copper and molybdenum concentrates which remain open as to final pricing. Further details of these adjustments are given in Note 21(b).

Other debtors include US$28.9 million (2005 – US$39.4 million) relating to prepayments for the purchase of property, plant and equipment and US$12.9 million (2005 – US$21.9 million) of Chilean VAT relating to the acquisition of the water concession in 2003.

c) Derivative financial instruments

Amounts receivable in respect of derivative financial instruments at 31 December 2006 were US$7.3 million (2005 – nil), and relate to the mark-to-market of derivative financial instruments as explained in Note 21(c).

d) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks and highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Cash and cash equivalents had a maturity period of three months or less from the date of acquisition at both 31 December 2006 and 31 December 2005, and carried floating rates of interest. The fair value of cash and cash equivalents is not materially different to the carrying values presented. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The currency exposure of cash and cash equivalents was as follows:

	2006 US$m	2005 US$m
US dollars	**1,683.3**	1,291.5
Chilean pesos	**99.8**	22.9
Other	**21.7**	0.1
Euro	**0.1**	2.0
Sterling	**0.6**	0.3
	1,805.5	1,316.8

Other cash and cash equivalents of US$21.7 million (2005 – US$0.1 million) mainly comprise Australian dollars.

20 Financial Liabilities

The Group's financial liabilities were as follows:

	Current		Non-current		Total	
	2006 US$m	2005 US$m	**2006 US$m**	2005 US$m	**2006 US$m**	2005 US$m
Borrowings	**(97.6)**	(97.2)	**(261.1)**	(368.1)	**(358.7)**	(465.3)
Derivative financial instruments	–	(40.3)	–	–	–	(40.3)
Trade and other payables	**(211.5)**	(142.9)	**(4.8)**	(3.5)	**(216.3)**	(146.4)
	(309.1)	(280.4)	**(265.9)**	(371.6)	**(575.0)**	(652.0)

The fair value of each category of financial liability disclosed above is not materially different from the carrying values presented for either 2006 or 2005.

a) Borrowings

Analysis by type of borrowing

Borrowings may be analysed by business segment and type as follows:

	Notes	**2006 US$m**	2005 US$m
Los Pelambres			
Corporate loans	(i)	**(305.3)**	(381.5)
Other loans	(ii)	**(9.5)**	(14.3)
El Tesoro			
Corporate loans	(iii)	**(27.9)**	(55.8)
Finance leases	(iv)	**(0.2)**	(0.3)
Michilla			
Finance leases	(v)	**(0.9)**	(2.6)
Railway and other transport services			
Loans	(v)	**(10.8)**	(7.2)
Other			
Preference shares	(vi)	**(4.1)**	(3.6)
		(358.7)	(465.3)

(i) Corporate loans at Los Pelambres are unsecured and US dollar denominated. The balance of US$305.3 million represents syndicated loans of US$306.7 million less deferred financing costs of US$1.4 million. These loans are repayable in semi-annual instalments with 4 years remaining and carry interest at approximately LIBOR six-month rate plus 0.24%.

(ii) Other loans at Los Pelambres represent a US dollar denominated bank loan taken out in 2002 to refinance the purchase of a power line at Los Pelambres. The loan is unsecured and the balance is repayable in semi-annual instalments over 2 remaining years and carries interest at LIBOR six-month rate plus 0.875%.

(iii) Corporate loans at El Tesoro are unsecured and US dollar denominated. The balance of US$27.9 million represents outstanding loans of US$28.0 million less deferred financing costs of US$0.1 million. These loans are repayable in semi-annual instalments with 3 years remaining and carry interest at LIBOR six-month rate plus 0.42%.

(iv) Finance leases at El Tesoro and Michilla relate to equipment purchases and are US dollar denominated. These are generally fixed rate with interest rates ranging from 4.00% to 7.80%. These loans are repayable within 2 years.

20 Financial Liabilities continued

a) Borrowings continued

(v) Railway loans include US dollar customer advances of US$5.7 million. An interest rate of LIBOR plus 1.5% is payable on US$5.4 million of the loans and the remaining advances are interest free. Euro-denominated loans of US$1.2 million have a fixed rate of interest of 2% and are repayable over 2 years. Dollar denominated loans of US$3.9 *million* have a floating interest rate (Bolivian Reference Interest Rate Index) plus 6.0%, and are repayable over 3.25 years.

(vi) The preference shares are sterling-denominated and issued by the Company. There were 2,000,000 shares of £1 each authorised, issued and fully paid at both 31 December 2006 and 31 December 2005.

The preference shares are non-redeemable and are entitled to a fixed cumulative dividend of 5% per annum. On winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 100 votes (see Note 25) in any general meeting of the Company.

Analysis of borrowings by currency

The exposure of the Group's borrowings to currency risk is as follows:

At 31 December 2006	**Euros US$m**	**Sterling US$m**	**US dollars US$m**	**2006 Total US$m**
Corporate loans	–	–	**(333.2)**	**(333.2)**
Other loans	**(1.2)**	–	**(19.1)**	**(20.3)**
Finance leases	–	–	**(1.1)**	**(1.1)**
Preference shares	–	**(4.1)**	–	**(4.1)**
	(1.2)	**(4.1)**	**(353.4)**	**(358.7)**

At 31 December 2005	Euros US$m	Sterling US$m	US dollars US$m	2005 Total US$m
Corporate loans	–	–	(437.3)	(437.3)
Other loans	(1.7)	–	(19.8)	(21.5)
Finance leases	–	–	(2.9)	(2.9)
Preference shares	–	(3.6)	–	(3.6)
	(1.7)	(3.6)	(460.0)	(465.3)

20 Financial Liabilities continued

a) Borrowings continued

Analysis of borrowings by type of interest rate

The exposure of the Group's borrowings to interest rate risk is as follows:

At 31 December 2006	**Fixed US$m**	**Floating US$m**	**Interest free US$m**	**2006 Total US$m**
Corporate loans	–	(333.2)	–	(333.2)
Other loans	(1.2)	(18.8)	(0.3)	(20.3)
Finance leases	(1.1)	–	–	(1.1)
Preference shares	(4.1)	–	–	(4.1)
	(6.4)	(352.0)	(0.3)	(358.7)

At 31 December 2005	Fixed US$m	Floating US$m	Interest free US$m	2005 Total US$m
Corporate loans	–	(437.3)	–	(437.3)
Other loans	(1.8)	(19.6)	(0.1)	(21.5)
Finance leases	(2.9)	–	–	(2.9)
Preference shares	(3.6)	–	–	(3.6)
	(8.3)	(456.9)	(0.1)	(465.3)

20 Financial Liabilities continued

a) Borrowings continued

Maturity profile

The maturity profile profile of the Group's borrowings is as follows:

At 31 December 2006	Within 1 year US$m	Between 1-2 years US$m	Between 2-5 years US$m	After 5 years US$m	2006 Total US$m
Corporate loans	(90.3)	(90.4)	(152.5)	–	(333.2)
Other loans	(6.4)	(7.1)	(6.8)	–	(20.3)
Finance leases	(0.9)	(0.2)	–	–	(1.1)
Preference shares	–	–	–	(4.1)	(4.1)
	(97.6)	(97.7)	(159.3)	(4.1)	(358.7)

At 31 December 2005	Within 1 year US$m	Between 1-2 years US$m	Between 2-5 years US$m	After 5 years US$m	2005 Total US$m
Corporate loans	(90.3)	(104.0)	(243.0)	–	(437.3)
Other loans	(5.5)	(5.5)	(10.5)	–	(21.5)
Finance leases	(1.4)	(1.5)	–	–	(2.9)
Preference shares	–	–	–	(3.6)	(3.6)
	(97.2)	(111.0)	(253.5)	(3.6)	(465.3)

The amounts included above for finance leases are based on the present value of minimum lease payments. The total minimum lease payments for these finance leases may be analysed as follows:

	Within 1 year US$m	Between 1-2 years US$m	Between 2-5 years US$m	After 5 years US$m	Total US$m
2006					
Finance leases	(1.0)	(0.2)	–	–	(1.2)
2005					
Finance leases	(1.5)	(1.6)	–	–	(3.1)

Borrowing facilities

The undrawn committed borrowing facilities available at the end for each year, in respect of which all conditions precedent had been met at those dates, were as follows:

	2006 US$m	2005 US$m
Expiring in one year or less	278.3	252.7
Expiring in more than one but not more than two years	–	30.0
Expiring in more than two years	60.0	–
	338.3	282.7

The available facilities comprise general working capital facilities at the Group's operating subsidiaries all of which were undrawn at the end of each year. Of these facilities, US$296.5 million (2005 – US$259.9 million) are denominated in US dollars, US$38.6 million (2005 – US$19.6 million) in Unidades de Fomento (i.e. inflation-linked Chilean pesos) and US$3.2 million (2005 – US$3.2 million) in Chilean pesos.

20 Financial Liabilities continued

b) Derivative Financial Instruments

Amounts payable in respect of derivative financial instruments at 31 December 2006 were nil (2005 – US$40.3 million). This amount relates to the period end mark-to-market adjustments for commodity interest rate and exchange derivatives. Further details are given in Note 21(c).

c) Trade and other payables

	Due in one year		Due after one year		Total	
	2006	2005	**2006**	2005	**2006**	2005
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
Trade creditors	**(72.1)**	(42.7)	**(4.1)**	(1.2)	**(76.2)**	(43.9)
Other creditors and accruals	**(139.4)**	(100.2)	**(0.7)**	(2.3)	**(140.1)**	(102.5)
	(211.5)	(142.9)	**(4.8)**	(3.5)	**(216.3)**	(146.4)

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 33 days (2005 – 23 days).

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives

a) Financial risk and risk management

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for speculative trading purposes. The Group did not adopt the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" in 2005 or 2006. Accordingly, derivatives have been measured at each balance sheet date at fair value. Gains and losses arising from changes in fair value have been included in the income statement for the year, within operating profit from subsidiaries and joint ventures for commodity derivatives and within net finance costs for exchange and interest derivatives.

(i) Foreign exchange risk

The Group is exposed to a variety of currencies. The US dollar, however, is the currency in which the majority of the Group's sales are denominated. Operating costs are influenced by the countries in which the Group's operations are based (principally in Chile) as well as those currencies in which the costs of imported equipment and services are determined. In addition to the US dollar, the Chilean peso is the most important currency influencing costs and to a lesser extent sales.

Given the significance of the US dollar to the Group's operations, this is the presentational currency of the Group for internal and external reporting. The US dollar is also the currency for borrowing and holding surplus cash, although a portion of this may be held in other currencies, notably Chilean pesos and sterling, to meet short term operational and capital commitments and dividend payments.

When considered appropriate, the Group uses forward exchange contracts and currency swaps to limit the effects of movements in exchange rates in foreign currency denominated assets and liabilities. The Group also uses these instruments to reduce currency exposure on future transactions and cash flows.

The currency exposure of the Group's cash and cash equivalents is given in Note 19(d), and the currency exposure of the Group's borrowings is given in Note 20(a). Details of exchange rate derivatives entered by the Group in the year are given in Note 21(c). The effect of exchange gains and losses included in the income statement are given in Note 6. Exchange differences on translation of the net assets of entities with a functional currency other than the US dollar (the most material of which is Aguas de Antofagasta S.A.) are taken to the currency translation reserve and are disclosed in the Consolidated Statement of Changes in Equity on page 79.

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

a) Financial risk and risk management continued

(ii) Interest rate risk

The Group's policy is generally to borrow and invest cash at floating rates. Fluctuations in interest rate may impact on the Group's net finance income or cost, and to a lesser extent on the value of financial assets and liabilities. The Group occasionally uses interest rate swaps and collars to manage interest rate exposures on a portion of its existing borrowings.

The interest rate exposure of the Group's cash and cash equivalents is given in Note 19(d), and the interest rate exposure of the Group's borrowings is given in Note 20(a). Details of interest rate derivatives entered by the Group are given in Note 21(c).

(iii) Commodity price risk

The Group generally sells its copper and molybdenum concentrate output at prevailing market prices, subject to final pricing adjustments which may be 30 to 180 days after delivery to the customer, and it is therefore exposed to changes in market prices for copper and molybdenum both in respect of future sales and previous sales which remain open as to final pricing.

The Group occasionally uses futures, min-max instruments and options to manage its exposure to copper prices. The Group's exposure to copper and molybdenum concentrate sales which remain open as to final pricing are given in Note 21(b). Details of commodity rate derivatives entered into by the Group are given in Note 21(c).

(iv) Credit risk

The Groups' principal financial assets are cash and cash equivalents and trade and other receivables. The Group's credit risk is primarily to trade receivables. The amounts presented in the balance sheet are net of allowances for any doubtful receivables. The credit risk on cash and cash equivalents and on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit agencies.

(v) Cash flow risk

The Group's future cash flows depend on a number of factors, including commodity prices, production and sales levels, operating costs, capital expenditure levels and financial income and costs. Its cash flows are therefore subject to the exchange, interest rate and commodity price risks described above as well as operational factors and input costs. Further information on production and sales levels and operating costs are given the Financial Review on pages 22 to 25.

(vi) Liquidity risk

The Group typically holds surplus cash balances in either demand deposits or short-term deposits, while the majority of borrowings comprise corporate loans at El Tesoro and Los Pelambres which are repayable in semi-annual instalments over three and four years respectively.

At the end of both 2006 and 2005, the Group was in a net cash position, as disclosed in Note 30(c). Details of cash and cash equivalents are given in Note 19(d), while details of borrowings including the maturity profile are given in Note 20(a). Details of undrawn committed borrowing facilities are also given in Note 20(a).

b) Embedded derivatives – provisionally priced sales

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

b) Embedded derivatives – provisionally priced sales continued

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

The mark-to-market adjustments at the end of each period and the effect on turnover in the income statement for each period are as follows:

	Balance sheet net mark to market effect on debtors 2006 US$m	2005 US$
Los Pelambres - copper concentrate	(110.1)	33.2
Los Pelambres - tolling charges for copper concentrates	7.6	–
Los Pelambres - molybdenum concentrate	(3.9)	(12.6)
El Tesoro - copper cathodes	1.3	0.2
Michilla - copper cathodes	(0.6)	(0.1)
	(105.7)	20.7

(i) Copper sales

	Los Pelambres Copper concentrate 2006 US$m	El Tesoro Copper cathodes 2006 US$m	Michilla Copper cathodes 2006 US$m	Los Pelambres Copper concentrate 2005 US$m	El Tesoro Copper cathodes 2005 US$m	Michilla Copper cathodes 2005 US$m
Provisionally invoiced gross sales	2,175.5	653.1	326.0	1,176.5	362.7	173.5
Effects of pricing adjustments to previous year invoices						
Reversal of mark-to-market adjustments at the end of the previous year	(33.2)	(0.2)	0.1	(18.6)	(0.8)	(0.4)
Settlement of copper sales invoiced in the previous year	169.2	2.0	0.6	41.4	0.2	(0.1)
Total effect of adjustments to previous year invoices in the current period	136.0	1.8	0.7	22.8	(0.6)	(0.5)
Effects of pricing adjustments to current year invoices						
Settlement of copper sales invoiced in the current year	197.6	8.6	8.8	98.5	9.9	4.2
Mark-to-market adjustments at the end of the current year	(110.1)	1.3	(0.6)	33.2	0.2	(0.1)
Total effect of adjustments to current year invoices	87.5	9.9	8.2	131.7	10.1	4.1
Turnover before deducting tolling charges	2,399.0	664.8	334.9	1,331.0	372.2	177.1
Tolling charges	(254.0)	–	–	(166.9)	–	–
Turnover net of tolling charges	2,145.0	664.8	334.9	1,164.1	372.2	177.1

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

b) Embedded derivatives – provisionally priced sales continued

i) Copper concentrate

Copper concentrate sales at Los Pelambres have an average settlement period of approximately four months from shipment date. At 31 December 2006, sales totalling 127,100 tonnes remained open as to price, with an average mark-to-market price of US 287.0 cents per pound compared with an average provisional invoice price of US 326.3 cents per pound. At 31 December 2005, copper concentrate sales totalling 114,500 tonnes remained open as to price, with an average mark-to-market price of US 201.4 cents per pound compared with an average provisional invoice price of US 189.5 cents per pound.

Tolling charges include a mark-to-market gain for copper concentrate sales open as to price at 31 December 2006 of US$7.6 million (31 December 2005 – mark-to-market loss of US$1.7 million).

ii) Copper cathodes

Copper cathode sales at El Tesoro and Michilla have an average settlement period of approximately one month from shipment date. At 31 December 2006, sales totalling 11,600 tonnes remained open as to price, with an average mark-to-market price of US 286.6 cents per pound compared with an average provisional invoice price of US 294.0 cents per pound. At 31 December 2005, sales totalling 10,300 tonnes remained open as to price with an average mark-to-market price of US 205.8 cents per pound compared with an average provisional invoice price of US 205.4 cents per pound.

(ii) Molybdenum sales

	Los Pelambres Molybdenum concentrate 2006 US$m	Los Pelambres Molybdenum concentrate 2005 US$m
Provisionally invoiced gross sales	**547.8**	611.1
Effects of pricing adjustments to previous year invoices		
Reversal of mark-to-market adjustments at the end of the previous year	12.6	(32.9)
Settlement of molybdenum sales invoiced in the previous year	(27.5)	32.9
Total effect of adjustments to previous year invoices in the current period	**(14.9)**	–
Effects of pricing adjustments to current year invoices		
Settlement of molybdenum sales invoiced in the current year	5.9	(10.1)
Mark-to-market adjustments at the end of the current year	(2.4)	(12.6)
Total effect of adjustments to current year invoices	**3.5**	(22.7)
Turnover before deducting tolling charges	**536.4**	588.4
Tolling charges	**(22.6)**	(25.6)
Turnover net of tolling charges	**513.8**	562.8

Molybdenum sales at Los Pelambres have an average settlement period of approximately three months after shipment date. At 31 December 2006, sales totalling 2,100 tonnes remained open as to price, with an average mark-to-market price of US$25.0 per pound compared with an average provisional invoice price of US$25.5 per pound. At 31 December 2005 sales totalling 1,400 tonnes remained open as to price, with an average mark-to-market price of US$27.4 per pound compared with an average provisional invoice price of US$31.2 per pound.

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

c) Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for speculative trading purposes. The Group did not adopt the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" in 2005 or 2006. Accordingly, derivatives have been measured at each balance sheet date at fair value. Gains and losses arising from changes in fair value have been included in the income statement for the year, within operating profit from subsidiaries and joint ventures for commodity derivatives and within net finance costs for exchange and interest derivatives.

The mark-to-market adjustments at the end of each year and the effect on operating profit and net finance costs in the income statement of derivative financial instruments for each year are as follows:

	Balance sheet net mark to market effect on debtors/(creditors)	
	2006 US$m	2005 US$m
Current assets – derivative financial instruments	7.3	–
Current liabilities – derivative financial instruments	–	(40.3)
	7.3	(40.3)

	Balance sheet net mark to market effect on debtors/(creditors)		Income statement total effect (including mark to market and realised amounts) on operating profit/finance cost	
	2006 US$m	2005 US$m	2006 US$m	2005 US$m
Commodity	7.3	(40.0)	(84.5)	(68.6)
Interest	–	(0.3)	(0.3)	(0.3)
Exchange	–	–	–	(0.3)
	7.3	(40.3)	(84.8)	(69.2)

(i) Commodity derivatives

The Group periodically uses commodity derivatives to reduce its exposure to the market price of copper. During 2006, the amount charged to operating profit on commodity derivatives was US$84.5 million, comprising US$44.8 million at El Tesoro and US$39.7 million at Michilla (2005 – US$68.6 million, comprising US$24.8 million at El Tesoro and US$43.8 million at Michilla). This comprised losses on derivatives which matured in 2006 of US$136.3 million (2005 – US$24.1 million) offset by mark-to-market gains outstanding at 31 December 2006 of US$7.3 million (2005 – US$44.5 million) and reversal of opening mark-to-market losses of US$44.5 million (2005 – nil). Net of margin calls of US$4.5 million, this resulted in a net balance sheet position at 31 December 2005 of US$40.0 million. There were no margin calls at 31 December 2006.

At 31 December 2006, the Group had min/max instruments at Michilla for 12,000 tonnes of copper production (2005 – 42,000 tonnes), with a weighted average floor of US 281.2 cents per pound and a weighted average cap of US 337.9 cents per pound (2005 – weighted average floor US 115.7 cents per pound; weighted average cap US 146.7 cents per pound). These instruments had a weighted average duration of 6.5 months and a maximum duration of one year (2005 – weighted average 5 months and a maximum duration of one year).

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

c) Derivative financial instruments continued

At 31 December 2006, the Group also had futures at Michilla for 9,600 tonnes of copper production with an average price of US 306.9 cents, a weighted average duration of 6.5 months and a maximum duration of 12 months. It also had futures to both buy and sell copper production at El Tesoro, with the effect of swapping COMEX prices for LME prices without eliminating underlying market price exposure. These have a weighted average price of US 286.6 cents, a weighted average duration of 6.5 months and a maximum duration of one year.

(ii) Interest derivatives

The Group did not have any interest derivatives outstanding at 31 December 2006.

At 31 December 2005, the Group had interest rate collars with a notional principal amount of US$108.7 million, with a weighted average floor of 5.02% and a weighted average cap of 6.00%. These instruments had a weighted average duration of seven months. The mark to market loss at 31 December 2005 was US$0.3 million, and the effect on the income statement is included within other finance items.

(iii) Exchange derivatives

The Group did not enter into any exchange derivative instruments during 2006 and accordingly the effect on the income statement was nil.

During 2005, the Group entered into exchange derivative instruments to buy or sell Chilean pesos using US dollars with a net notional value of US$33.0 million. The average duration of these derivatives was one month and the net loss was US$0.3 million. There were no outstanding instruments at 31 December 2005 and the effect on the income statement is included within other finance items.

22 Post-Employment Benefit Obligations

a) Defined contribution schemes

The Group operates defined contribution schemes for a limited number of employees. The amount charged to the income statement in both 2005 and 2006 was less than US$0.1 million, representing the amount paid in the year. There were no outstanding amounts which remained payable at the end of either year.

b) Severance provisions

Employment terms at some of the Group's operations provide for payment of a severance indemnity when an employment contract comes to an end. This is typically at the rate of one month for each year of service (subject in most cases to a cap as to the number of qualifying years of service) and based on final salary level. The severance indemnity obligation is treated as an unfunded defined benefit plan, and the calculation is based on valuations performed by an independent actuary using the projected unit credit method which are regularly updated. The obligation recognised in the balance sheet represents the present value of the severance indemnity obligation. Actuarial gains and losses are immediately recognised in the income statement within operating cost.

The most recent valuation was carried out in 2006 by Raúl Benavente, a qualified actuary in Santiago who is not connected with the Group. The main assumptions used to determine the actuarial present value of benefit obligations were as follows:

	2006	2005
Average nominal discount rate	5.5%	5.5%
Average rate of increase in salaries	1.5%	2.2%
Average staff turnover	3.9%	5.3%

22 Post-Employment Benefit Obligations continued

b) Severance provisions continued

Amounts included in the income statement in respect of severance provisions are as follows:

	2006 US$m	2005 US$m
Current service cost (charge to operating profit)	(5.1)	(3.2)
Actuarial gains and losses (charge to operating profit)	(2.6)	(0.7)
Interest cost (charge to interest expenses)	(0.8)	(1.0)
Foreign exchange (credit/(charge) to other finance items)	0.8	(1.3)
Total charge to income statement	(7.7)	(6.2)

Movement in the present value of severance provisions were as follows:

	2006 US$m	2005 US$m
Balance at the beginning of the year	(20.6)	(16.2)
Current service cost	(5.1)	(3.2)
Actuarial gains and losses	(2.6)	(0.7)
Interest cost	(0.8)	(1.0)
Paid in the year	4.2	1.8
Foreign currency exchange difference	0.8	(1.3)
Balance at the end of the year	(24.1)	(20.6)

23 Long-Term Provisions

	2006 US$m	2005 US$m
Balance at the beginning of the year	(9.8)	(13.2)
(Charge)/credit to operating profit in the year	(0.6)	3.4
Release of discount to net interest in the year	(0.4)	(0.6)
Acquisition (see Note 27)	(0.8)	–
Disposal (see Note 28)	0.8	–
Amount capitalised	–	0.8
Utilised in year	0.8	–
Foreign currency exchange difference	0.2	(0.2)
Balance at the end of the year	(9.8)	(9.8)
Analysed as follows:		
Decommissioning and restoration	(9.4)	(9.5)
Termination of water concession	(0.4)	(0.3)
Balance at the end of the year	(9.8)	(9.8)

a) Decommissioning and site rehabilitation

Decommissioning and restoration costs relate to the Group's mining operations. Costs are estimated on the basis of a formal closure plan and are subject to regular formal review. The most recent formal review was conducted during 2005.

23 Long-term Provisions continued

b) Termination of water concession

A provision for the termination of the water concession has been created for the property, plant and equipment and working capital items under Aguas de Antofagasta's ownership to be transferred to the previous state-owned operator ESSAN at the end of the concession period. The provision is based on the net present value of the estimated value of these assets and liabilities expected to be in existence at the end of the concession. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

24 Deferred Tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during 2005 and 2006.

	Accelerated capital allowances US$m	Timing differences on provisions US$m	Withholding tax US$m	Short-term differences US$m	Mining tax (Royalty) US$m	Tax losses US$m	Total US$m
At 1 January 2005	(163.8)	2.8	(37.1)	(3.4)	–	7.0	(194.5)
(Charge)/credit to income	(18.0)	(2.0)	(15.3)	13.2	(0.5)	(1.8)	(24.4)
At 1 January 2006	(181.8)	0.8	(52.4)	9.8	(0.5)	5.2	(218.9)
(Charge)/credit to income	(17.1)	32.0	(72.2)	(11.6)	1.2	(4.5)	(72.2)
Acquisition (see Note 27)	–	(29.0)	–	–	–	–	(29.0)
At 31 December 2006	**(198.9)**	**3.8**	**(124.6)**	**(1.8)**	**0.7**	**0.7**	**(320.1)**

The charge to the income statement of US$72.2 million (2005 – US$24.4 million) is net of a credit for foreign exchange differences of US$0.5 million (2005 – includes a charge of US$1.3 million).

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset):

	2006 US$m	2005 US$m
Deferred tax liabilities	(323.2)	(225.5)
Deferred tax assets	3.1	6.6
Net deferred tax balances	(320.1)	(218.9)

At 31 December 2006, the Group had unused tax losses of US$21.7 million (2005 – US$45.9 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$4.3 million (2005 – US$30.6 million) of such losses. No deferred tax asset has been recognised in respect of the remaining US$17.4 million (2005 – US$15.3 million) due to the unpredictability of future profit streams. These losses may be carried forward indefinitely.

At 31 December 2006, other deductible temporary differences for which no deferred tax assets were recognised in the balance sheet amounted to US$13.9 million (2005 – US$54.1 million).

At 31 December 2006, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was US$2,184.5 million (2005 – US$1,368.3 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates are insignificant.

25 Share Capital

The ordinary share capital of the Company is as follows:

	2006 Number	2005 Number	2006 US$m	2005 US$m
Authorised				
Ordinary shares of 5p each	**1,300,000,000**	214,540,000	**118.9**	18.1

	2006 Number	2005 Number	2006 US$m	2005 US$m
Issued and fully paid				
Ordinary shares of 5p each	**985,856,695**	197,171,339	**89.8**	16.6

The Company has one class of ordinary shares which carry no right to fixed income. Each ordinary share carries one vote at any general meeting.

At the Company's Annual General Meeting and the separate class meetings of the ordinary and preference shareholders of the Company held on 14 June 2006, resolutions were passed to:

- increase the authorised share capital from £12,727,000 to £67,000,000 by the creation of 1,085,460,000 ordinary shares of 5p each;
- issue, by way of bonus issue, four new ordinary shares of 5p each (credited as fully paid) for every one ordinary share held by the shareholders of the Company at the close of business on 16 June 2006, by applying £39.4 million from the Company's share premium account in paying up and allotting the new ordinary shares; and
- increase the voting rights of each preference share from 20 votes to 100 votes, to prevent dilution of the voting rights of each preference share as a proportion of the total votes to be exercised at a general meeting.

The ordinary shares were issued at the opening of business on 19 June 2006, and the effect of the bonus issue of ordinary shares is disclosed in the Consolidated Statement of Changes in Equity. The increase in ordinary share capital of US$73.2 million and corresponding reduction in the share premium account has been recorded at the closing exchange rate on 16 June 2006.

There were no other changes in the authorised or issued share capital of the Company in either 2005 or 2006.

Details of the Company's preference share capital, which is included within borrowings in accordance with IAS 32, are given in Note 20(a).

26 Other Reserves

Details of the share premium account, translation reserves and retained earnings for both 2005 and 2006 are included within the Consolidated Statement of Changes in Equity on page 79.

27 Acquisition of Subsidiaries

	Principal activity	Date of acquisition	Proportion of shares acquired %	Cost of acquisition US$m
Subsidiaries acquired				
Tethyan Copper Company Limited	Mining exploration	20 Apr 2006	100	170.4
Equatorial Mining Limited	Mining investment	24 Aug 2006	100	406.1

27 Acquisition of Subsidiaries continued

a) Tethyan Copper Company Limited

On 20 April 2006 the Group acquired 100% of the issued share capital of Tethyan Copper Company Limited ("Tethyan") for cash consideration (including transaction costs) of US$170.4 million, following a recommended cash offer first made on 14 February 2006.

	Book value US$m	Accounting policy alignment US$m	Fair value adjustments US$m	Fair value US$m
Intangible assets – exploration licences	–	60.0	170.0	230.0
Property, plant and equipment	0.4	–	–	0.4
Exploration, evaluation and development	18.0	(18.0)	–	–
Trade and other receivables	0.8	–	–	0.8
Cash and cash equivalents	1.0	–	–	1.0
Trade and other payables	(1.7)	–	–	(1.7)
Short-term provisions	–	(60.0)	–	(60.0)
Long-term provisions	(0.1)	–	–	(0.1)
Net assets	**18.4**	**(18.0)**	**170.0**	**170.4**

Cash consideration (including directly attributable costs)	170.4
Cash payment for share of cost of extinguishing claw-back right	30.0
Cash and cash equivalents acquired	(1.0)
Net cash outflow arising on acquisition	**199.4**

(i) The intangible assets represent the full unencumbered value attributed to the interests in the exploration licences held by Tethyan. These include a 75% interest in the Reko Diq prospect in the Chagai Hills region of South West Pakistan, which includes the Tanjeel Mineral resource and the Western Porphyries, and a 100% interest in certain other licences in the region.

(ii) Exploration costs capitalised by Tethyan have been written off on acquisition in the consolidated financial statements in accordance with the Group's accounting policies.

(iii) Total consideration includes directly attributable costs of US$6.1 million.

(iv) On 14 February 2006, the Group separately entered into an agreement with BHP Billiton whereby BHP Billiton's rights to claw-back a material interest in certain of Tethyan's mineral interests ("Claw-Back Right") would be extinguished for a consideration of *US$60 million*. Trade and other payables were adjusted on acquisition to reflect this amount which results from the fair valuing of the encumbrance over the acquired exploration licences relating to the Claw-Back Right. Following the disposal of 50% of Tethyan to Barrick Gold Corporation ("Barrick Gold") (see Notes 27(a)(v) and 28(a) below), the Group contributed US$30 million to Tethyan for its share of the cost of extinguishing the Claw-Back Right on 23 November 2006. This amount has been included in the net cash outflow on acquisition.

(v) On 22 September 2006 the Group entered into a joint venture agreement with Barrick Gold Corporation ("Barrick Gold"), to establish a 50:50 joint venture in relation to Tethyan's mineral interests in Pakistan. Further details of the part-disposal of Tethyan to Barrick Corporation to give effect to the joint venture are set out in Note 28(a) below.

27 Acquisition of Subsidiaries continued

a) Tethyan Copper Company Limited continued

(vi) Tethyan is wholly engaged in mineral exploration activities and did not generate any revenue in the period before or after acquisition by the Group. The operating loss generated by Tethyan for the period since acquisition was US$5.3 million, which relates mainly to exploration costs expensed in accordance with the Group's accounting policy. This includes US$3.3 million during the period for which Tethyan was wholly-owned by the Group and US$2.0 million under the proportionate consolidation method during the period after which the joint venture with Barrick Gold was established. If the acquisition of Tethyan had been completed on the first day of the financial year, its operating loss for the year would have been nil. Accordingly if the acquisition had taken place on the first day of the financial year it would not have had any material effect on Group turnover or Group operating profit for the year.

b) Equatorial Mining Limited

On 24 August 2006 the Group acquired 100% of the issued share capital of Equatorial Mining Limited ("Equatorial") for a cash consideration (including transaction costs) of US$406.1 million, following a recommended cash offer first made on 15 August 2006.

	Book value US$m	Accounting policy alignment US$m	Fair value adjustments US$m	Fair value US$m
Property, plant and equipment	0.2	–	171.0	171.2
Exploration, evaluation and development	10.1	(10.1)	–	–
Investment in associate (Minera El Tesoro)	137.5	(137.5)	–	–
Available for sale investments	5.6	–	–	5.6
Trade and other receivables	6.4	–	–	6.4
Cash and cash equivalents	118.0	–	–	118.0
Current trade and other payables	(1.4)	–	–	(1.4)
Non-current trade and other payables	(1.4)	–	–	(1.4)
Long-term provisions	(0.8)	–	–	(0.8)
Deferred tax	–	–	(29.0)	(29.0)
Net assets	**274.2**	**(147.6)**	**142.0**	**268.6**
Elimination of minority interest				137.5
Total consideration				**406.1**

Cash consideration (including directly attributable costs)	406.1
Cash and cash equivalents acquired	(118.0)
Net cash outflow arising on acquisition	**288.1**

(i) Equatorial's principal asset was a 39% interest in Minera El Tesoro, in which the Group held the remaining 61% and which it had accounted for as a subsidiary. The acquisition has resulted in the elimination of minority interest of US$137.5 million recognised in the Group's balance sheet immediately prior to acquisition.

(ii) Exploration costs capitalised by Equatorial have been written off on acquisition in the consolidated financial statements in accordance with the Group's accounting policies.

(iii) Total consideration includes directly attributable costs of US$3.1 million.

27 Acquisition of Subsidiaries continued

b) Equatorial Mining Limited continued

(iv) In July 2006, Equatorial received notice of a claim by Errigal Limited in the New South Wales Supreme Court. Errigal is a former minority shareholder in one of Equatorial's subsidiaries whose interest was acquired in 1993, and the claim is for amounts payable under the 1993 acquisition agreement. Equatorial does not agree with the interpretation of the 1993 agreement advanced by Errigal and the action will be defended vigorously.

(v) The acquisition has also resulted in a fair value adjustment to mining properties (including those mining properties held by Minera El Tesoro) of US$171.0 million, and a corresponding deferred tax provision of US$29.0 million.

(vi) The Group entered into an agreement to sell Equatorial Mining North America Inc. (EMNA), a wholly-owned subsidiary of Equatorial. Further details of the disposal are given in Note 28(b).

(vii) Equatorial did not generate revenue in the period before or after acquisition by the Group, and its acquisition did not have any effect on the Group as its interest in El Tesoro was already consolidated as a subsidiary in the Group's financial statements. The operating profit generated by Equatorial (excluding its interest in El Tesoro which was already consolidated by the Group as a subsidiary) for the period since acquisition was US$4.4 million. If the acquisition of Equatorial had been completed on the first day of the financial year, its operating profit (similarly excluding its interest in El Tesoro) for the year would have been US$4.4 million. Accordingly if the acquisition had taken place on the first day of the financial year it would not have had any material effect on Group turnover or Group operating profit for the year.

28 Disposal and Part-Disposal of Subsidiaries

a) Atacama Copper Pty Limited and joint venture with Barrick Gold Corporation

On 22 September 2006, the Group entered into a 50:50 joint venture agreement with Barrick Gold Corporation ("Barrick Gold") in relation to Tethyan's mineral interests in Pakistan. The Group disposed of 50% of the issued share capital of Atacama Copper Pty Limited ("Atacama"), the immediate parent company of Tethyan Copper Company Limited, to Barrick Gold for US$86.8 million.

	US$m
Book value of net assets sold	
Intangible assets - exploration licences	115.0
Property, plant and equipment	0.6
Trade and other receivables	0.4
Cash and cash equivalents	1.1
Trade and other payables	(0.6)
Short-term provisions	(30.8)
Long-term provisions	(0.1)
Net assets	**85.6**
Consideration received	86.8
Net assets on disposal of 50% interest	(85.6)
Profit on disposal	**1.2**
Consideration received in cash and cash equivalents	86.8
Less: cash and cash equivalents disposed of	(1.1)
Net cash inflow arising on disposal	85.7

28 Disposal and Part-Disposal of Subsidiaries continued

a) Atacama Copper Pty Limited and joint venture with Barrick Gold Corporation continued

(i) The book value of net assets sold represents 50% the consolidated carrying value of the Atacama Copper Pty and its subsidiaries including Tethyan at the date of disposal. Following the disposal, the Group has treated its remaining 50% interest in Atacama as a jointly controlled entity under the proportionate consolidation method.

(ii) The profit on disposal principally represents the recovery of 50% of the exploration costs incurred and expensed by Tethyan between 20 April, the date of its acquisition by the Group, and 22 September, the date of the part-disposal to Barrick Gold. The US$1.2 million has been recorded in other operating expenses.

b) Equatorial Mining North America Inc.

On 11 December 2006, the Group entered into an agreement to dispose of Equatorial Mining North America Inc. (EMNA), a wholly-owned subsidiary of Equatorial Mining Limited, to Idaho General Mines Inc ("IGM"). EMNA and its subsidiaries formerly owned and operated the Tonopah copper mine in Nevada, over which they retained royalties. The consideration of US$4.9 million was received in January 2007.

	US$m
Book value of net assets sold	
Property, plant and equipment	4.3
Cash and cash equivalents	1.4
Long-term provisions	(0.8)
Net assets	**4.9**
Consideration receivable (received in January 2007)	4.9
Net assets on disposal	(4.9)
Profit on disposal	–
Consideration received in cash and cash equivalents	–
Less: cash and cash equivalents disposed of	(1.4)
Net cash outflow arising on disposal	**(1.4)**

(i) The book value of net assets sold equates to the fair values assigned at the time of the acquisition of Equatorial Mining Limited.

(ii) The consideration was wholly received in January 2007 and will be accounted for in the cash flow statement for that year.

(iii) No amount has been recognised in respect of further contingent consideration of US$6.0 million which is payable should production at the Tonopah mine commence.

29 Other Transactions

a) Agreement with Ascendant Copper Corporation

On 14 November 2006 the Group signed a Letter of Agreement ("Agreement") with Ascendant Copper Corporation ("Ascendant"), a mining company listed on the Toronto Stock Exchange, to acquire an interest in Ascendant's Chaucha Project. The Chaucha Project is a copper-molybdenum prospect located in the Western Cordillera of the Andes in southern Ecuador, approximately 70 kilometres west of the town of Cuenca. The mineral concession covers an area of 2,544 hectares with applications by Ascendant in progress for further mineral concessions from the appropriate government entities.

29 Other Transactions continued

a) Agreement with Ascendant Copper Corporation continued

Under the terms of the Agreement, the Group has the right to earn up to an undivided 60% interest in the Chaucha Project. The interest will be acquired by earning an equity interest in Compañia Minera DosRios S.A. ("DosRios"), a wholly-owned subsidiary of Ascendant which holds (or will hold) all of the mineral concessions associated with the Chaucha Project. The Group has committed to fund at least US$1 million of expenditure (after which it has the right to terminate the Agreement at any time) and will subsequently earn its equity interest in successive stages by spending a total of US$40 million over a six-year period in four distinct phases of qualifying expenditures. These expenditures will cover exploration and advancement costs including, in the later phases, preparation of a feasibility study and a final payment on completion to Ascendant.

No expenditure was incurred on this project during 2006.

b) Agreement with AngloGold Ashanti Limited

On 14 July 2006 the Group reached agreement with AngloGold Ashanti Limited to form a joint venture to explore and develop copper and gold mining projects in southern Colombia. Under the agreement, AngloGold will contribute its mineral interests in the area covered by the joint venture agreement, and the Group has committed to funding US$1.3 million in exploration over a one year period. The Group may elect to fund an additional US$6.7 million in exploration within four years, in order to earn a 50% interest in the joint venture.

During 2006 the Group spent US$0.9 million on this project which has been included in exploration costs.

30 Notes to the Consolidated Cash Flow Statement

a) Reconciliation of profit before tax to net cash inflow from operating activities

	2006 US$m	2005 US$m
Profit before tax	**2,859.0**	1,536.3
Depreciation and amortisation	**145.0**	128.0
Loss on disposal of property, plant and equipment (including impairment charge in 2005)	**8.2**	39.7
Net finance income	**(53.8)**	(29.0)
Share of profit of associate	**(1.1)**	(0.9)
Increase in inventories	**(21.5)**	(28.9)
Increase in debtors	**(135.5)**	(36.3)
Increase in creditors and provisions	**9.8**	38.6
Cash flows from operations	**2,810.1**	1,647.5

b) Analysis of changes in net cash

	At 1.1.06 US$m	Cash flows US$m	Other US$m	Exchange US$m	At 31.12.06 US$m
Cash and cash equivalents	1,316.8	489.2	–	(0.5)	1,805.5
Bank borrowings due within one year	(95.8)	95.4	(96.2)	(0.1)	(96.7)
Bank borrowings due after one year	(363.0)	10.4	95.8	–	(256.8)
Finance leases due within one year	(1.4)	1.7	(1.2)	–	(0.9)
Finance leases due after one year	(1.5)	0.1	1.2	–	(0.2)
Preference shares	(3.6)	–	–	(0.5)	(4.1)
Total borrowings	(465.3)	107.6	(0.4)	(0.6)	(358.7)
Net cash	**851.5**	**596.8**	**(0.4)**	**(1.1)**	**1,446.8**

30 Notes to the Consolidated Cash Flow Statement continued

b) Analysis of changes in net cash continued

	At 1.1.05 US$m	Cash flows US$m	Other US$m	Exchange US$m	At 31.12.05 US$m
Cash and cash equivalents	881.4	427.5	–	7.9	1,316.8
Bank borrowings due within one year	(102.0)	102.0	(96.0)	0.2	(95.8)
Bank borrowings due after one year	(482.6)	24.0	95.6	–	(363.0)
Finance leases due within one year	(2.6)	2.9	(1.8)	0.1	(1.4)
Finance leases due after one year	(11.7)	10.5	(0.3)	–	(1.5)
Preference shares	(3.9)	–	–	0.3	(3.6)
Total borrowings	(602.8)	139.4	(2.5)	0.6	(465.3)
Net cash	278.6	566.9	(2.5)	8.5	851.5

c) Net cash

	2006 US$m	2005 US$m
Cash and cash equivalents	**1,805.5**	1,316.8
Total borrowings	**(358.7)**	(465.3)
	1,446.8	851.5

31 Operating Lease Arrangements

	2006 US$m	2005 US$m
Minimum lease payments under operating leases recognised in income for the year	**13.6**	17.2

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2006 US$m	2005 US$m
Within one year	**9.1**	16.6
In the second to fifth years inclusive	**4.8**	18.9
	13.9	35.5

Operating lease payments relate mainly to rental of plant and equipment by operating subsidiaries of the Group.

32 Concession Arrangements

In 2003, the Group was awarded a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile previously controlled by Empresa de Servicios Sanitarios de Antofagasta S.A. ("ESSAN"). The concession consists of two businesses, one an unregulated business supplying mines and other industrial users and the other a regulated water business supplying domestic customers. The concession contract was signed and control of the assets and operation assumed on 29 December 2003 by Aguas de Antofagasta S.A., a wholly-owned subsidiary of the Group.

Under the concession contract, certain assets and liabilities (mainly certain specific tangible fixed assets and working capital items) were transferred to Aguas de Antofagasta by way of sale. Other assets (mainly water rights and infrastructure) were transferred by way of concession and will devolve to ESSAN at the end of the 30 year period. Further details of amounts included in intangible assets and in property, plant and equipment are given in Notes 12 and 13 respectively.

32 Concession Arrangements *continued*

Aguas de Antofagasta will also be required to transfer to ESSAN any tangible fixed assets and working capital items under its ownership at the end of the 30 year concession period. A provision for the termination of the water concession has been created for the fixed assets and working capital items under Aguas de Antofagasta's ownership to be transferred to ESSAN at the end of the concession period. The provision is based on the net present value of the estimated value of these assets and liabilities in existence at the end of the concession. The release of the discount applied in establishing the net present value of future costs is charged to the income statement in each accounting period and is disclosed as a financing cost. Further details of this provision are given in Note 23(b).

The Chilean Water Regulator (Superintendencia de Servicios Sanitarios) sets domestic tariffs every five years following a regulatory review including representations from the operator of the concession. During 2006, a regulatory review was completed, which resulted in an average reduction in tariffs (compared with previous levels) of approximately 5% from July 2006.

33 Exchanges Rates in US Dollars

The principal exchange rates expressed in US dollars used in the preparation of the 2006 financial statements are as follows:

	2006	2005
Year end rates	**US$1.9569 = £1; US$1 = Ch$532**	US$1.7179 = £1; US$1 = Ch$513
Average rates	**US$1.8386 = £1; US$1 = Ch$530**	US$1.8185 = £1; US$1 = Ch$560

34 Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associate are disclosed below.

The transactions which Group companies entered into with related parties who are not members of the Group are set out below.

a) Quiñenco S.A.

Quiñenco S.A. ("Quiñenco") is a Chilean financial and industrial conglomerate the shares of which are traded on the Santiago Stock Exchange. The Group and Quiñenco are both under the control of the Luksic family, and three Directors of the Company, Mr. J-P Luksic, Mr. G. A. Luksic and Mr. G S Menendez, are also directors of Quiñenco.

The following material transactions took place between the Group and the Quiñenco group of companies, all of which were on normal commercial terms:

- the Group sold copper cathodes during the year for US$4.3 million (2005 – US$1.1 million) to Madeco S.A., a subsidiary of Quiñenco. The balance due from Madeco at the end of the year was US$0.4 million (2005 – US$0.1 million);
- the Group bought copper wire from Madeco for US$0.1 million (2005 – US$0.4 million);
- the Group earned interest income of US$1.0 million (2005 – US$0.1 million) during the year on deposits with Banco de Chile S.A., a subsidiary of Quiñenco. Deposit balances at the end of the year were US$30.1 million (2005 – nil); and
- the Group's transport division provided trucking services for beverages amounting to US$5.0 million (2005 – US$6.5 million) to CCU S.A., an associate of Quiñenco. The balance due from CCU at the end of the year was US$0.4 million (2005 – US$0.8 million).

34 Related Party Transactions continued

b) Compañía de Inversiones Adriático S.A.

In 2006, the Group leased office space on normal commercial terms from Compañía de Inversiones Adriático S.A., a company controlled by the Luksic family, at a cost of US$0.6 million (2005 – US$0.4 million).

c) Compañía Antofagasta Terminal Internacional S.A.

As explained in Note 16, the Group acquired a 30% interest in Antofagasta Terminal Internacional S.A. ("ATI") on 16 December 2004, which has been treated in these financial statements as an associate.

During 2006, the Group received a dividend of US$0.4 million from ATI (2005 – US$1.0 million).

d) Antomin Limited

The Group holds a 51% interest in Antomin Limited, which owns a number of copper exploration properties in Chile's II and IV Regions. These include Buey Muerto, some properties in the Sierra Gorda district and a small proportion of the Esperanza project. The Group acquired its interest in Antomin Limited for a nominal consideration from Mineralinvest Establishment, a company controlled by the Luksic family, which continues to hold the remaining 49% of Antomin Limited. Under the terms of the acquisition agreement, the Group committed to meet in full the exploration costs relating to these properties. Further details of this transaction were set out in the 2000 Annual Report and Financial Statements.

During the year the Group incurred US$1.5 million (2005 – nil) of exploration costs in respect of these properties. The cumulative amount incurred to 31 December 2006 was US$8.7 million.

e) Tethyan Copper Company Limited

As explained in Note 28(a), on 22 September 2006, the Group entered into a joint venture agreement with Barrick Gold Corporation ("Barrick Gold") to establish a 50:50 joint venture over Tethyan's mineral interests in Pakistan. This was achieved through the indirect sale of a 50% interest in Tethyan for a cash consideration of US$86.8 million.

Between the date of the joint venture agreement and the end of the year, the Group contributed US$33.0 million to Tethyan. This included US$30.0 million to extinguish BHP Billiton's clawback right and US$3.0 million to provide funds for Tethyan's on-going exploration programme. There were no amounts due to or from Tethyan or its subsidiaries with Group companies at the end of the year. Details of amounts relating to Tethyan included in the consolidated financial statements of the Group under the proportionate consolidation method are set out in Note 17(b).

f) Acquisition of Equatorial Mining Limited

On 15 August 2006, the Group announced that it had entered into an agreement to acquire a 19.99% shareholding in Equatorial Mining Limited ("Equatorial") at A$8.00 per share from AMP Life Limited ("AMP") and had made a cash takeover offer of A$11.20 per share for all the issued share capital of Equatorial. Equatorial was a company listed on the Australian Stock Exchange in which AMP held an interest of approximately 97%. On 24 August the Group announced it had secured an interest of 97% of Equatorial's issued shares and the takeover was unconditional; it subsequently compulsorily acquired all remaining shares in Equatorial Mining Limited to reach 100% ownership.

Equatorial's principal asset was a 39% interest in Minera El Tesoro, in which the Group held the remaining 61% and which it accounted for as a subsidiary. AMP was a related party of the Group for the purposes of the Listing Rules of the United Kingdom Listing Authority as it held an indirect substantial interest in Minera El Tesoro.

The total consideration for the acquisition of Equatorial amounted to US$406.1 million, including directly attributable costs of US$3.1 million. Further details of the acquisition are given in Note 27(b).

34 Related Party Transactions continued

g) Directors and other key management personnel

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 70 to 73. Information relating to the remuneration of key management personnel including the Directors is given in Note 7(c).

35 Contingent Assets and Contingent Liabilities

There are a number of legal claims currently outstanding to which the Group is a party, for which no provision has been made in the financial statements and are currently not expected to result in any material loss to the Group. Details of the principal claims are set out below:

a) Los Pelambres – Mauro tailings dam

In November 2006, the Court of Appeals of Santiago upheld a challenge by claimants in the Pupio Valley against the Chilean Water Authority (Direccion General de Aguas) in relation to the award of one of the sectoral permits issued during 2005 for the construction of the Mauro tailings dam by Los Pelambres. In December, however, the Court of Appeals rejected a second request by the claimants that work on the dam should be suspended, and confirmed that Los Pelambres was entitled to continue construction pending a final resolution by the Chilean Supreme Court, to whom Los Pelambres have appealed as an affected party together with the Direccion General de Aguas.

The Group believes that Los Pelambres has received all the necessary technical and legal permits and that these have been properly applied for and granted entirely in accordance with the applicable regulations. It is confident that this view will be upheld by the Chilean Supreme Court. There are other claims at first instance currently in the Chilean courts against third parties (either governmental authorities or former owners of land in the El Mauro area). These claims are not against Los Pelambres, but in some cases the company has intervened in case an eventual judgement affects the project.

b) Equatorial Mining Limited - Errigal

In July 2006, Equatorial Mining Limited ("Equatorial") received notice of a claim by Errigal Limited in the New South Wales Supreme Court. Errigal is a former minority shareholder in one of Equatorial's subsidiaries whose interest was acquired by Equatorial in 1993. The claim is for amounts payable under the 1993 acquisition agreement. The Group does not agree with the interpretation of the 1993 agreement advanced by Errigal and the action will be defended vigorously.

c) Tethyan Copper Company Limited – Chagai Hills Exploration Joint Venture

In November 2006, a Constitutional Petition was filed by three Pakistani citizens in the High Court of Balochistan at Quetta. The petition is directed against several parties including the Company, the Government of Pakistan and the Government of Balochistan and seeks a declaration that the Chagai Hills Exploration Joint Venture of 1993 and the exploration licences granted to Tethyan are null and void. The petition will be contested vigorously and the Group remains confident that the exploration licences have been properly granted and that this view will be upheld.

36 Events After the Balance Sheet Date

On 2 March 2007, the Group agreed to sell its 50% interest in Cordillera de Las Minas S.A. ("CMSA") to Panoro Minerals Limited ("Panoro"), a company listed on the TSX Venture Exchange. CMSA was the joint venture entity with Companhia Vale Rio Doce through which its interests in southern Peru were held. The Group's share of the consideration comprises US$6.0 million plus six million common shares in Panoro. The agreement is subject to a number of conditions including financing by Panoro and regulatory approvals. Subject to these conditions being met, closing is expected to occur by June 2007.

37 Ultimate Parent Company

The immediate parent of the Group is Metalinvest Establishment, which is controlled by E. Abaroa Foundation, in which members of the Luksic family are interested.

Both Metalinvest Establishment and the E. Abaroa Foundation are domiciled in Liechtenstein. Information relating to the interest of Metalinvest Establishment and the E. Abaroa Foundation are given in the Report of the Directors on page 60.

38 Antofagasta plc – Balance Sheet of the Parent Company and Related Notes

Parent Company Balance Sheet

At 31 December 2006

	Notes	2006 US$m	2005 US$m
Fixed assets			
Investments in subsidiaries	38D	**665.2**	678.5
Currents assets			
Debtors – amounts falling due within one year		**0.4**	–
– amounts owed by subsidiaries	38D	**455.0**	195.3
Current asset investments (term deposits)		**5.0**	0.1
Cash at bank and in hand		**0.6**	2.2
		461.0	197.6
Creditors – amounts falling due within one year			
Other creditors		**(0.7)**	(0.4)
Amounts owed to subsidiaries		**(299.5)**	(299.5)
		(300.2)	(299.9)
Net current assets/(liabilities)		**160.8**	(102.3)
Total assets less current liabilities		**826.0**	576.2
Creditors – amounts falling due after more than one year			
Preference shares	38E	**(3.9)**	(3.4)
Total assets less total liabilities		**822.1**	572.8
Capital and reserves			
Called up shares capital			
– Ordinary shares – equity	38F	**89.8**	16.6
Reserves			
– Share premium account	38F	**199.2**	272.4
– Profit and loss account	38F	**533.1**	283.8
Shareholders' funds (including non-equity interests)	38F	**822.1**	572.8

Approved by the Board and signed on its behalf on 5 April 2007.





J-P Luksic
Chairman

CH Bailey
Director

38A Basis of Preparation of the Balance Sheet and Related Notes of the Parent Company

The Antofagasta plc parent company balance sheet and related notes have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") and in accordance with UK company law. The financial information has been prepared on a historical cost basis. The financial statements have been prepared on a going concern basis. The functional currency of the Company and the presentational currency adopted is US dollars.

A summary of the principal accounting policies is set out below. There were no changes in accounting policies in 2006.

The preparation of financial statements in conformity with UK GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Although these estimates are based on management's best knowledge of the amount, event or actions, following implementation of these standards, actual results may differ from those estimates.

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these financial statements. The profit after tax for the year of the parent company amounted to US$485.9 million (2005 – US$312.4 million).

38B Principal Accounting Policies of the Parent Company

a) Currency translation

The Company's functional currency is the US dollar. Transactions denominated in other currencies, including the issue of shares, are translated at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities, including amounts due from or to subsidiaries, are translated at the rate of exchange ruling at the end of the financial year. Exchange differences are charged or credited to the profit and loss account in the year in which they arise.

b) Revenue recognition

Interest is accounted for on an accruals basis. Dividends proposed by subsidiaries are recognised as income by the Company when they represent a present obligation of the subsidiaries, i.e. in the period in which they are formally approved for payment.

c) Dividends payable

Dividends proposed are recognised when they represent a present obligation, i.e. in the period in which they are formally approved for payment. Accordingly, an interim dividend is recognised when paid and a final dividend is recognised when approved by shareholders.

d) Investments in subsidiaries

Investments in subsidiaries represent equity holdings in subsidiaries and long-term amounts owed by subsidiaries. Such investments are valued at cost less any impairment provisions. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher.

As explained in Note 38D, amounts owed by subsidiaries due in foreign currencies are translated at year end rates of exchange with any exchange differences taken to the profit and loss account.

e) Current asset investments and cash at bank and in hand

Current asset investments comprise highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risks of changes in value, typically maturing within twelve months.

Cash at bank and in hand comprise cash in hand and deposits repayable on demand.

38B Principal Accounting Policies of the Parent Company continued

f) Borrowings – preference shares

The sterling-denominated preference shares issued by the Company carry a fixed rate of return without the right to participate in any surplus. They are accordingly classified as borrowings and translated into US dollars at period end rates of exchange. Preference share dividends are included within finance costs.

g) Equity instruments – ordinary share capital and share premium

Equity instruments issued are recorded at the proceeds received, net of direct issue costs. Equity instruments of the Company comprise its sterling-denominated issued ordinary share capital and related share premium.

As explained above, the presentational and the functional currency of the Company is US dollars, and ordinary share capital and share premium are translated into US dollars at historical rates of exchange based on dates of issue.

h) Cash flow statement

The Company's individual financial statements are outside the scope of FRS 1 "Cash Flow Statements" because the Company prepares publicly available consolidated financial statements which include a consolidated cash flow statement. Accordingly, the Company does not present an individual company cash flow statement.

i) Related party disclosures

The Company's individual financial statements are exempt from the requirements of FRS 8 "Related Party Disclosures" because its individual financial statements are presented together with its consolidated financial statements. Accordingly, the individual financial statements do not include related party disclosures.

38C Employee Benefit Expense

a) Average number of employees

The average number of employees, including any Executive Directors was 6 (2005 – 4).

b) Aggregate remuneration

The aggregate remuneration of the employees mentioned above was as follows:

	2006 US$m	2005 US$m
Wages and salaries	**2.1**	1.8
Social security costs	**0.2**	0.1
Post-employment benefits – defined contribution schemes	**0.1**	–
	2.4	1.9

Remuneration includes amounts paid to Executive Directors of the Parent Company.

38D Subsidiaries

a) Investment in subsidiaries

	2006 US$m	2005 US$m
Shares in subsidiaries at cost	**57.6**	57.6
Amounts owed by subsidiaries due after more than one year	**607.6**	620.9
	665.2	678.5

	Shares US$m	Loans US$m	Total US$m
1 January 2006	57.6	620.9	678.5
Loans made	–	0.3	0.3
Loans repaid	–	(13.6)	(13.6)
31 December 2006	**57.6**	**607.6**	**665.2**

38D Subsidiaries continued

b) Amounts owed by subsidiaries due within one year

At 31 December 2006, amounts owed by subsidiaries due within one year were US$455.0 million (2005 – US$195.3 million).

38E Borrowings – Preference Shares

The authorised, issued and fully paid preference share capital of the Company comprised 2,000,000 5% cumulative preference shares of £1 each at both 31 December 2006 and 31 December 2005. As explained in Note 38B(f), the preference shares are measured in the balance sheet in US dollars at period end rates of exchange.

The preference shares are non-redeemable and are entitled to a fixed 5% cumulative dividend, payable in equal installments in June and December of each year. On a winding up, the preference shares are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 100 votes (see Note 25) at any general meeting.

38F Reconciliation of Movement in Shareholders' Funds

	Called up ordinary Share capital US$m	Share premium account US$m	Profit and loss account US$m	Total US$m
At 1 January 2005 (equity)	16.6	272.4	129.1	418.1
Profit for the financial year	–	–	312.4	312.4
Dividends paid	–	–	(157.7)	(157.7)
At 31 December 2005 and 1 January 2006 (equity)	16.6	272.4	283.8	572.8
Capitalisation of share premium on bonus issue of ordinary shares	73.2	(73.2)	–	–
Profit for the financial year	–	–	485.9	485.9
Dividends paid	–	–	(236.6)	(236.6)
At 31 December 2006 (equity)	89.8	199.2	533.1	822.1

Details of authorised and issued ordinary share capital of the Company at 31 December 2005 and 31 December 2006, including details of the 4-for-1 bonus issue on 19 June 2006, are set out in Note 25.

The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

38G Independent Auditors' Report on the Individual Company Financial Statements to the Members of Antofagasta plc

We have audited the individual Company financial statements of Antofagasta plc for the year ended 31 December 2006 which comprise the Parent Company balance sheet and the related notes 38A to 38F. These individual Company financial statements have been prepared under the accounting policies set out therein.

The Corporate Governance Statement and the Report on Remuneration and Related Matters are included in the Group Annual Report of Antofagasta plc for the year ended 31 December 2006. We have reported separately on the Group financial statements of Antofagasta plc for the year ended 31 December 2006 and on the information in the Report on Remuneration and Related Matters that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the individual Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the individual Company financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual Company financial statements give a true and fair view and whether the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Report of the Directors is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read the report of the Directors and the other information contained in the annual report for the above year as described in the contents section and consider whether it is consistent with the audited individual Company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual Company financial statements. Our responsibilities do not extend to any further information outside the annual report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual company financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the individual Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual Company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual Company financial statements.

38G Independent Auditors' Report on the Individual Company Financial Statements to the Members of Antofagasta plc continued

Opinion

In our opinion:

- the individual Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2006;
- the individual Company financial have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Report of the Directors is consistent with the individual Company financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
5 April 2007

Five Year Summary

Information for the years 2004, 2005 and 2006 is stated under IFRS. Information for the years 2002 and 2003 is stated under UK GAAP based on the 2004 financial statements, without adjustment for any subsequent changes in UK GAAP which would have applied in 2005 or 2006.

		IFRS	
	2006 US$m	2005 US$m	2004 US$m
Consolidated Balance Sheet			
Intangible assets	**205.3**	97.7	93.2
Property plant and equipment	**2,373.7**	1,820.0	1,796.1
Investment property	**3.2**	3.4	3.2
Investment in associate	**3.5**	2.8	2.9
Available for sale investments	**6.2**	0.1	0.1
Deferred tax assets	**3.1**	6.6	1.6
Non-current assets	**2,595.0**	1,930.6	1,897.1
Current assets	**2,490.0**	1,849.0	1,302.3
Current liabilities	**(513.9)**	(389.1)	(404.5)
Non current liabilities	**(623.0)**	(627.5)	(724.9)
	3,948.1	2,763.0	2,070.0
Share capital	**89.8**	16.6	16.6
Share premium	**199.2**	272.4	272.4
Reserves (retained earnings and translation reserves)	**2,866.1**	1,752.7	1,176.5
Net equity attributable to equity holders of the Company	**3,155.1**	2,041.7	1,465.5
Minority interests	**793.0**	721.3	604.5
	3,948.1	2,763.0	2,070.0

	UK GAAP	
	2003 US$m	2002 US$m
Consolidated Balance Sheet		
Intangible fixed assets	90.6	–
Tangible fixed assets	1,863.2	1,830.3
Investment in associate	–	–
Other investments	0.4	187.4
Fixed assets	1,954.2	2,017.7
Current assets	451.9	440.6
Current liabilities	(308.9)	(247.0)
Long term liabilities and provisions	(848.2)	(936.6)
	1,249.0	1,274.7
Share capital (including preference shares)	21.0	19.0
Share premium	300.4	271.7
Reserves (profit and loss and revaluation)	584.5	669.7
Shareholders' funds (including non-equity interests)	905.9	960.4
Minority interests	343.1	314.3
	1,249.0	1,274.7

		IFRS	
	2006 US$m	2005 US$m	2004 US$m
Consolidated Income Statement			
Group turnover	**3,870.0**	2,445.3	1,942.1
Total profit from operations and associates	**2,805.2**	1,507.3	1,203.4
Profit before tax	**2,859.0**	1,536.3	1,198.5
Income tax expense	**(664.9)**	(308.1)	(241.9)
Minority interests	**(839.8)**	(502.4)	(377.1)
Net earnings (profit attributable to equity holders of the Company)	**1,354.3**	725.8	579.5
EBITDA[(2)]	**2,957.3**	1,674.1	1,356.7

	UK GAAP	
	2003 US$m	2002 US$m
Consolidated Profit and Loss Account		
Turnover[(1)]	978.0	758.1
Operating profit	387.3	213.9
Profit before tax	357.2	176.8
Tax	(64.4)	(29.9)
Minority interests	(112.1)	(50.1)
Profit after tax and minority interests	180.7	96.8
EBITDA[(2)]	524.3	349.7

See footnotes on page 138.

	2006 cents	IFRS 2005 cents	2004 cents
Earnings per Share[3]			
Basic earnings per share	**137.4**	73.6	58.8

	UK GAAP 2003 cents	2002 cents
Earnings per Share[3]		
Earnings per share	18.3	9.8

Dividends to Ordinary Shareholders of the Company[3]

	2006 cents	IFRS 2005 cents	2004 cents
Dividends per Share Proposed in relation to the Year			
Ordinary dividends (interim and final)	**8.2**	8.0	7.8
Special dividend	**40.0**	14.0	8.0
	48.2	22.0	15.8
Dividends per share paid in the year and deducted from equity	**24.0**	16.0	7.8

Dividends to Ordinary Shareholders of the Company[3]

	UK GAAP 2003 cents	2002 cents
Ordinary Dividends per Share – Equity		
Ordinary dividends (interim and final)	7.0	5.6
Special dividend[4]	22.2	-
	29.2	5.6

Consolidated Cash Flow Statement

	2006 US$m	IFRS 2005 US$m	2004 US$m
Cash flow from operations	**2,810.1**	1,647.5	1,253.5
Dividends from associates	**0.4**	1.0	–
Income tax paid	**(498.2)**	(343.8)	(14.3)
Net cash from operating activities	**2,312.3**	1,304.7	1,239.2
Investing activities:			
Acquisition of subsidiaries and associates and recovery of Chilean VAT	**(394.5)**	7.7	2.8
Purchases and disposals of plant, property and equipment and disposal of available for sale investments	**(506.6)**	(218.9)	(80.1)
Net cash used in investing activities	**(901.1)**	(211.2)	(77.3)
Financing activities			
Dividends paid to equity holders of the Company	**(236.6)**	(155.4)	(76.5)
Dividends paid to preference holders and minorities, interest paid and interest received	**(577.8)**	(371.2)	(134.9)
New borrowings less repayment of borrowings and finance leases	**(107.6)**	(139.4)	(263.3)
Movement on medium term deposits[6]	**–**	–	27.0
Net cash used in financing activities	**(922.0)**	(666.0)	(447.7)
Net increase in cash and cash equivalents[6]	**489.2**	427.5	714.2

Consolidated Cash Flow Statement[5]

	UK GAAP 2003 US$m	2002 US$m
Net cash inflow from operating activities	510.2	350.3
Tax	(12.9)	(5.5)
Acquisitions and disposals	(195.2)	–
Capital expenditure and financial investment	(78.2)	(67.3)
Equity dividends paid	(58.2)	(69.8)
Returns on investment and servicing of finance	(108.7)	(76.7)
Net cash outflow from financing	(111.4)	(126.7)
Management of liquid resources – movement in medium term deposits[6]	52.9	(3.1)
Net cash (outflow)/inflow in the year	(1.5)	1.2
Net cash flow in the year before movement in term deposits[6]	109.9	127.9

See footnotes on page 138.

	IFRS 2006 US$m	IFRS 2005 US$m	IFRS 2004 US$m
Consolidated Net Cash			
Cash and cash equivalents	**1,805.5**	1,316.8	881.4
Short-term borrowings[7]	**(97.6)**	(97.2)	(104.7)
Medium and long-term borrowings[7]	**(261.1)**	(368.1)	(498.1)
	(358.7)	(465.3)	(602.8)
Net cash at the year-end	**1,446.8**	851.5	278.6

	UK GAAP 2003 US$m	UK GAAP 2002 US$m
Consolidated Net Debt		
Cash at bank and in hand	7.6	3.4
Current asset investments	188.1	249.0
	195.7	252.4
Loans due within one year[8]	(166.7)	(124.0)
Loans due after more than one year[8]	(690.8)	(841.3)
	(857.5)	(965.3)
Net debt at the year-end	(661.8)	(712.9)

(1) Turnover is presented net of tolling charges for concentrate sales and the comparatives for 2002 and 2003 have been restated accordingly.

(2) EBITDA refers to Earnings Before Interest, Tax, Depreciation and Amortisation and is defined in Note 5(a) to the financial statements on page 92. EBITDA for 2005 and 2006 is reconciled to operating profit in the Financial Review on page 26.

(3) Earnings per share and dividends per share have been restated for the effects of the 4-for-1 bonus issue on 19 June 2006.

(4) During 2003, Antofagasta plc demerged its 33.6% investment in Quinenco S.A. As a result of the demerger, ordinary shareholders in Antofagasta received a special dividend on one share in Andsberg Limited for each share held in Antofagasta. Andsberg is an unlisted Jersey-registered company which has as its principal asset the investment in Quinenco. The Andsberg shares were redeemable for a limited period at US$22.2 cents per share (US$111 per share prior to the restatement for the 2006 bonus issue) and this value has been used to derive the value of the total dividend per share of US$29.2 cents (restated) for 2003.

(5) The order of presentation of items of the summary UK GAAP cash flow statements for 2002 and 2003 has been amended to facilitate comparison with the summary IFRS cash flow statements for 2004, 2005 and 2006.

(6) Short-term cash investments maturing within three months of acquisition previously disclosed under UK GAAP as "current asset investments" are classified under IFRS as "cash equivalents". Due to these differences in classification, the net increase in cash and cash equivalents under IFRS does not correspond to the net cash (outflow)/inflow in the year under UK GAAP. For the summary UK GAAP cash flow statements for 2002 and 2003, net cash flow in the year before movement in term deposits has been computed to provide a more comparable (but not equivalent) measure to net increase in cash and cash equivalents under IFRS.

(7) Borrowings under IFRS include amounts due under finance leases and preference shares.

(8) Loans under UK GAAP include amounts due under finance leases.

This page has been intentionally left blank.

Mining Production, Transport and Water Statistics

For the year ended 31 December 2006

	Q1	Q2	Q3	Q4	2006 Year	2005 Year
Group Total						
Total copper production ('000 tonnes)	107.0	100.9	126.4	131.2	**465.5**	467.3
Total molybdenum production ('000 tonnes)	2.0	2.1	2.9	2.8	**9.8**	8.7
Weighted average cash costs (cents per pound)	49.7	43.9	31.4	38.0	**40.2**	13.9
Los Pelambres (60% owned)						
Daily average ore treated ('000 tonnes)	120.9	119.5	130.0	139.1	**127.4**	128.1
Average ore grade (%)	0.81	0.84	0.78	0.83	**0.81**	0.80
Average recovery (%)	88.1	88.2	89.3	89.2	**88.7**	89.2
Concentrate produced ('000 tonnes)	194.8	200.2	207.4	240.3	**842.6**	865.1
Average concentrate grade (%)	39.6	40.0	40.2	39.6	**39.9**	38.5
Fine copper in concentrate ('000 tonnes)	76.6	69.8	91.8	97.0	**335.2**	333.8
Payable copper in concentrate ('000 tonnes)	74.1	67.5	88.8	93.8	**324.2**	322.8
Average moly ore grade (%)	0.026	0.027	0.028	0.029	**0.028**	0.022
Average moly recovery (%)	74.4	76.0	77.8	75.8	**76.1**	79.9
Payable moly in concentrate ('000 tonnes)	2.0	2.1	2.9	2.8	**9.8**	8.7
On-site and shipment costs (cents per pound)	54.5	56.8	56.5	57.7	**56.4**	47.1
Tolling charges for concentrates (cents per pound)	34.8	45.4	41.9	37.3	**39.7**	27.6
Cash costs (before by-product) (cents per pound)	89.3	102.2	98.4	95.0	**96.1**	74.7
By-product credits (cents per pound)	(59.5)	(83.7)	(92.7)	(80.4)	**(79.7)**	(91.8)
Cash costs (cents per pound)	29.8	18.5	5.7	14.6	**16.4**	(17.1)
El Tesoro (100% owned; 61% until 24 August 2006)						
Daily average ore treated ('000 tonnes)	29.7	28.6	27.9	28.7	**28.7**	27.2
Average ore grade (%)	0.99	1.18	1.25	1.21	**1.16**	1.23
Average recovery (%)	77.9	73.9	80.4	80.0	**78.1**	80.2
Copper cathodes ('000 tonnes)	20.8	21.8	25.9	25.6	**94.0**	98.1
Cash costs (cents per pound)	79.6	79.8	76.1	79.1	**78.6**	66.1
Michilla (74.2% owned)						
Daily average ore treated ('000 tonnes)	14.6	15.4	15.0	15.8	**15.2**	14.9
Average ore grade (%)	1.13	1.07	1.03	0.99	**1.05**	1.10
Average recovery (%)	76.2	76.4	80.9	79.4	**78.2**	75.4
Copper cathodes ('000 tonnes)	12.1	11.6	11.7	11.9	**47.3**	46.4
Cash costs (cents per pound)	120.2	123.9	127.8	133.9	**126.4**	118.8
Transport (100% owned)						
Rail tonnage transported ('000 tons)	1,122	1,011	1,104	1,249	**4,486**	4,336
Road tonnage transported ('000 tons)	383	367	361	345	**1,456**	1,522
Water (100% owned)						
Water volume sold – potable and untreated ('000m^3)	9,304	9,231	9,328	9,935	**37,798**	33,074

Notes

a) The production figures represent the total amounts produced for each mine, not the Group's attributable share for each mine.

b) Los Pelambres produces copper and molybdenum concentrates, and the figures for Los Pelambres are expressed in terms of payable metal contained in concentrate. The copper concentrate also contains gold and silver, for which Los Pelambres is credited when the concentrate is sold. El Tesoro and Michilla produce copper cathodes with no by-products.

c) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrate for Los Pelambres. Cash costs exclude depreciation, financial income and expenses, hedging gains and losses, exchange gains and losses and corporation tax for all three operations. By-product calculations do not take into account unrealised mark-to-market gains for molybdenum at the beginning or end of each period.

d) Water volumes include water transportation of 270 thousand m^3 in Q1, 740 thousand m^3 in Q2, 254 thousand m^3 in Q3 and 340 thousand m^3 in Q4, totalling 1,604 thousand m^3 for 2006 (2005 – 1,047 thousand m^3).

e) The totals in the table may include some small apparent differences as the specific individual figures have not been rounded.

Mining Reserves and Resources

At 31 December 2006

	Tonnage millions of tonnes		Copper (%)		Molybdenum (%)		Gold (g/tonne)		Silver (g/tonne)	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Ore reserves										
Los Pelambres (60% owned) – cut off grade 0.4%										
Proved	1,030.9	831.0	0.67	0.68	0.019	0.019	0.034	0.034	1.16	1.20
Probable	633.9	655.9	0.62	0.64	0.016	0.016	0.032	0.032	0.82	0.93
Total Proved and Probable	1,664.8	1,486.9	0.65	0.66	0.018	0.018	0.033	0.033	1.03	1.08
Possible	459.8	525.2	0.58	0.59	0.014	0.014	0.032	0.033	0.51	0.57
Total	2,124.6	2,012.1	0.64	0.64	0.018	0.017	0.033	0.033	0.92	0.95
El Tesoro (100% owned; 61% until 24 August 2006) – cut off grade 0.41%										
Proved	106.8	113.5	0.74	0.79	–	–	–	–	–	–
Probable	9.9	9.6	0.73	0.74	–	–	–	–	–	–
Total Proved and Probable	116.7	123.1	0.74	0.79	–	–	–	–	–	–
Possible	0.3	0.2	0.83	0.83	–	–	–	–	–	–
Total	116.9	123.4	0.74	0.79	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade – see note (e)										
Proved	8.7	12.4	0.87	1.09	–	–	–	–	–	–
Probable	6.9	11.5	1.37	1.35	–	–	–	–	–	–
Total Proved and Probable	15.6	24.0	1.09	1.22	–	–	–	–	–	–
Possible	0.6	8.1	1.08	1.25	–	–	–	–	–	–
Total	16.2	32.1	1.09	1.23	–	–	–	–	–	–
Group Total Proved and Probable	1,797.1	1,634.0	0.66	0.68	–	–	–	–	–	–
Group Total Possible	460.7	533.5	0.58	0.60	–	–	–	–	–	–
Group Total	2,257.8	2,167.5	0.64	0.66	–	–	–	–	–	–
Ore resources (including reserves)										
Los Pelambres (60% owned) – cut off grade 0.4%										
Measured	1,150.2	1,019.1	0.66	0.67	0.018	0.019	0.030	0.034	1.12	1.15
Indicated	815.4	873.0	0.60	0.63	0.015	0.015	0.030	0.032	0.78	0.88
Inferred	973.2	1,184.0	0.57	0.58	0.014	0.014	0.030	0.033	0.46	0.46
Total	2,938.8	3,076.1	0.61	0.62	0.017	0.016	0.030	0.033	0.80	0.81
El Tesoro (100% owned; 61% until 24 August 2006) – cut off grade 0.41%										
Measured	135.3	149.2	0.72	0.74	–	–	–	–	–	–
Indicated	28.7	29.0	0.69	0.64	–	–	–	–	–	–
Inferred	1.5	1.5	0.52	0.59	–	–	–	–	–	–
Total	165.5	179.7	0.72	0.73	–	–	–	–	–	–
Michilla (74.2% owned) – cut off grade – see note (e)										
Measured	15.4	15.4	1.45	1.74	–	–	–	–	–	–
Indicated	32.3	31.9	1.37	1.59	–	–	–	–	–	–
Inferred	17.9	20.5	1.22	1.45	–	–	–	–	–	–
Total	65.6	67.8	1.35	1.58	–	–	–	–	–	–
Group total	3,169.9	3,323.6	0.63	0.65	–	–	–	–	–	–

Notes to Mining Reserves and Resources

a) The reserves and resources figures represent full reserves and resources, not the Group's attributable share for each mine.

b) Ore resources refer to material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction. Ore reserves refer to that part of a resource for which appropriate assessments have been carried out to demonstrate at a given date that extraction could be reasonably justified and which include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Resources are stated inclusive of reserves.

c) The reserves and resources disclosed in the table above relate only to the Group's current operations. The Group also owns or is interested in a number of other properties which have been the subject of exploration programmes. These include:

(i) the Esperanza deposit for which a feasibility study is expected to be completed during 2007. The current drill-inferred sulphide resource at Esperanza is 786 million tonnes of ore, with an average copper grade of 0.53%, an average gold grade of 0.20 g/tonne and an average molybdenum grade of 0.012%, based on a cut-off grade for copper of 0.30%. The resource also contains 72 million tonnes of oxide ore with an average copper grade of 0.43% at the same cut-off grade (this is included within the Sierra Gorda resource figure provided in point (iv) below).

(ii) the Reko Diq deposit, for which an updated resources estimate is expected to be completed by the end of 2007. The current estimate is 2.4 billion tonnes of ore, with an average copper grade of 0.51% and an average gold grade of 0.27 g/tonne.

(iii) the Antucoya – Buey Muerto deposit, for which the current estimate is 460 million tonnes of ore, with an average copper grade of 0.41%.

(iv) various mining properties in the Sierra Gorda region with a combined estimated resource of 385 million tonnes of ore, with an average copper grade of 0.53% (this includes the 72 million tonnes of oxide ore at the Esperanza deposit referred to in point (i) above).

d) The main changes in the ore resources are as follows:

(i) the decrease in the total Los Pelambres resources of 137 million tonnes is due to the extraction of ore during 2006 (55 million tonnes) and the updating of the geological model to incorporate the results of recent drilling (83 million tonnes).

(ii) the decrease in the total El Tesoro resources of 14 million tonnes is due to the extraction of ore during 2006 (10 million tonnes) and the updating of the mine plan.

(iii) the decrease in the total Michilla resources of 2 million tonnes is due to the extraction of ore during 2006 (6 million tonnes) offset by changes to the open pit resources model.

e) The operations at Michilla comprise an open pit mine, an underground mine and other workings. A cut-off grade of 0.4% was applied to the open pit mine (2005 – 0.5%), a cut-off grade of 1.2% to the underground mine (2005 – 1.5%) and a cut-off grade of 1.5% to other workings to arrive at the reserve and resource calculations.

f) The totals in the table may include some small apparent differences as the specific individual figures have not been rounded.

Glossary and Definitions

Business, Financial and Accounting

ADASA
Aguas de Antofagasta S.A.

ADR
American Depositary Receipt.

AIFR
All Injury Frequency Rate.

AMSA
Antofagasta Minerals S.A.

ATI
Antofagasta Terminal Internacional S.A. (Antofagasta port).

Australian Dollars
Australian currency.

Barrick Gold
Barrick Gold Corporation (joint venture partner).

Board
The Directors of Antofagasta plc who collectively have responsibility for the conduct of the Group's business.

Cash Costs
Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates for Los Pelambres. Cash costs exclude depreciation, financial income and expenses, hedging gains and losses, exchange gains and losses and corporation tax.

CCU
Compañía de Cervecerías Unidas S.A. (an investment of Quiñenco S.A.).

CECOM
Company Ethics Committee.

CERCOR
Corporate Ethics Committee.

CGU
Cash Generating Unit.

Chilean Peso
Chilean currency.

Combined Code
The Combined Code on Corporate Governance published by the Financial Reporting Council in July 2003 and applicable to listed companies for reporting years beginning on or after 1 November 2003.

Companies Act 1985
Principal legislation for United Kingdom company law.

Company
Antofagasta plc.

CVRD
Companhia Vale Do Rio Doce (joint venture partner).

DIA
Environmental Impact Declaration.

Directors
The Directors of the Company.

EBITDA
Earnings Before Interest, Tax, Depreciation and Amortisation.

Equatorial Mining Limited
A company incorporated in Australia.

EIA
Environmental Impact Assessment.

EMS
Environmental Management System.

EPS
Earnings per share.

ESSAN
Empresa de Servicios Sanitarios S.A. (former Chilean Government company that administrated water distribution in Antofagasta Region).

EU
European Union.

FCA
Empresa Ferroviaria Andina S.A.

FCAB
Antofagasta Railway Company plc.

FTSE
Financial Times Stock Exchange.

GAAP
Generally Accepted Accounting Practice or Generally Accepted Accounting Principles.

GDP
Gross Domestic Product.

Government
The Government of the Republic of Chile.

Group
Antofagasta plc and its subsidiary companies.

IAS
International Accounting Standards.

IASB
International Accounting Standards Board.

IFRIC
International Financial Reporting Interpretations Committee.

IFRS
International Financial Reporting Standards.

ISO 9.001
An international quality management system standard published by the International Organisation for Standardisation.

ISO 14.001
An international environmental management system standard published by the International Organisation for Standardisation.

IVA
Chilean Value Added Tax (Chilean VAT).

LIBOR
London Inter Bank Offer Rate.

LME
London Metal Exchange.

LTIFR
Lost Time Injury Frequency Rate.

OHSAS 18.001
Occupational Health and Safety Assessment Series (standards for occupational health and safety management systems).

Realised Prices
Effective sale price achieved comparing revenues (grossed up for tolling charges for concentrates) with sales volumes.

Severity Rate
Number of lost days during the year in relation to the number of hours worked.

Sterling
United Kingdom currency.

Tethyan Copper Company Limited
A company incorporated in Australia.

Turnbull Guidance
The revised guidance on internal control for directors on the Combined Code issued by the Turnbull Review Group in October 2005.

UF
Unidades de Fomentos, an inflation-adjusted unit of account used in Chile.

UK
United Kingdom.

US
United States.

US Dollars
United States currency.

Mining Industry

Grade A Copper Cathode
Highest quality copper cathode (registered and certificated in the LME for Michilla and El Tesoro mines).

By-products
Products obtained as result of copper processing. The Los Pelambres mine produces molybdenum concentrate and also receives credit for the gold and silver content in the copper concentrate sold.

Cathode Copper
Refined copper produced by electrolytic refining of impure copper by electro-winning.

Concentrate
The product of a physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted wasted rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

Contained Copper (Grade)
The proportion of copper present in the ore, expressed as a percentage.

Cut-off Grade
The lowest grade of mineralised material considered economic to process. Used in the calculation of ore reserves and resources.

Leaching
Process used to separate the copper contained in the ore by means of slowly percolating solutions.

Ore
A rock from which metal(s) or mineral(s) can be extracted.

Ore Resources
Material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction.

Ore Reserves
Part of Ore Resources for which appropriate assessments have been carried out to demonstrate at a given date extraction could be reasonably justified and which include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and government factors. Resources are stated inclusive of reserves, as defined in JORC (Australasian Joint Ore Reserves Committee).

Oxide and Sulphide
Different kinds of copper contained ore. Oxide ore processing generates cathode copper as the finished product. Sulphide ore processing normally generates concentrate.

Payable Copper
The proportion of contained copper for which payment is received after metallurgical deduction.

SX-EW
Solvent Extraction and Electro Winning. Process for extracting metal from an ore and producing pure metal. First the metal is leached into solution; the resulting solution is then purified in the solvent extraction process; the solution is then treated in an electro chemical process (electro winning) to recover cathode copper.

Tailings Dam
Construction used to deposit the rock waste which remains as a result of the flotation process after the concentrate has been extracted.

TC/RC
Treatment and refining charges being terms used to set the smelting and refining cost.

Tolling Charges
Charges or margins for converting concentrate into finished metal. These include TC/RCs, price participation and price sharing for copper concentrate and roasting charges for molybdenum concentrate.

Currency Abbreviations

US$ – US Dollar.
US$'000 – Thousand US Dollars.
US$m – Million US Dollars.
£ – Sterling.
£'000 – Thousand Sterling.
£m – Million Sterling.
Ch$ – Chilean Peso.
CH$'000 – Thousand Chilean Pesos.
Ch$m – Million Chilean Pesos.
A$ – Australian Dollars.
A$'000– Thousand Australian Dollars.
A$m – Million Australian Dollars.

Definitions and Conversion of Weights and Measures

g/t – gram per tonne.
lb – pound.
Ounce or oz – a troy ounce.
'000 m^3 – thousand cubic metres.
'000 tonnes – thousand tons.

1 kilogramme = 2,204.62 pounds.
1 metric tonne = 1,000 kilogrammes.
1 kilometre = 0.6214 miles.
1 troy ounce = 31.1 grammes.

Chemical Symbols

Cu – Copper.
Mo – Molybdenum.
Au – Gold.
Ag – Silver.

Produced by Royle Financial Print Limited, London

ANTOFAGASTA PLC
5 Princes Gate, London SW7 1QJ
www.antofagasta.co.uk

ANTOFAGASTA PLC

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
info@antofagasta.co.uk

Annual Report and Financial Statements and Notice of Annual General Meeting

London, 20 April 2007

Antofagasta plc (the "**Company**") will post today its 2006 annual report and financial statements (the "**Annual Report and Financial Statements**") and notice of the Annual General Meeting of the Company ("**Notice of AGM**") to shareholders.

The meeting to which the Notice of AGM relates is to be held at Canning House, 2 Belgrave Square, London SW1 on 13 June 2007 at 10.30 a.m. The Notice of AGM includes a resolution to grant a general authority to the Company to make market purchases of ordinary shares representing up to 10 per cent of the issued ordinary share capital of the Company.

In compliance with Listing Rule 9.6.1, the Company has submitted to the UK Listing Authority two copies of each of the following documents:

- Annual Report and Financial Statements;
- Notice of AGM;
- Form of Proxy for Ordinary Shareholders; and
- Form of Proxy for Preference Shareholders.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, London E14 5HS. Each of these documents will also be available on the Company's website at www.antofagasta.co.uk.

Enquiries

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Issued by

Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

Oliver Winters
Email: oliver.winters@bankside.com

ANTOFAGASTA PLC

Quarterly Production Report Q1 2007

RECEIVED

3 May 2007

Highlights

- **Group copper production in Q1 was 105,900 tonnes, in line with forecast but 9.0% below the quarterly average for 2006.**
- **Molybdenum production at Los Pelambres in Q1 was 2,100 tonnes compared with the quarterly average of 2,500 tonnes in 2006, mainly due to inventory movements and lower recoveries in the quarter.**
- **Group cash costs for Q1 were 35.8 cents per pound compared with 40.2 cents per pound in the 2006 full year, due to improved by-product credits and lower tolling charges.**

Group Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	[illegible]	[illegible]	Full Year 2006
Total production of payable copper ('000 tonnes)	**105.9**				**105.9**	**107.0**	**465.5**
Total production of payable moly ('000 tonnes)	**2.1**				**2.1**	**2.0**	**9.8**
Weighted average cash costs (cents per pound)	**35.8**				**35.8**	**49.7**	**40.2**

Los Pelambres

Los Pelambres produced 70,700 tonnes of payable copper in the first quarter of the year, a decrease of 12.8% over the quarterly average for 2006. This reduction was mainly due to the expected decrease in grades and also to the lower plant throughput resulting from the higher proportion of hard ore this quarter. This was partly offset by the improved recoveries due to the increase in plant capacity.

Molybdenum production in the first quarter was 2,100 tonnes, compared with the quarterly average in 2006 of 2,500 tonnes. The decrease resulted mainly from inventory movements. Lower recoveries and the lower plant throughput were offset by higher molybdenum grades.

Cash costs during the first quarter of the year decreased to 4.2 cents per pound, compared with 16.4 cents per pound in the 2006 full year. This resulted from a combination of lower tolling charges and higher by-product credits, partly offset by higher on-site costs. Tolling charges decreased by 14.0 cents per pound, due to improved annual terms and lower price participation. By-product credits (expressed in cents per pound of copper produced) improved by 6.6 cents as a result of lower copper production in the quarter and higher molybdenum prices. On-site costs increased by 8.3 cents mainly due to the impact of lower ore grades and plant throughput.

As explained in the Group's 2006 preliminary results announcement of 13 March 2007, there are a number of claims currently at first instance or on appeal in the Chilean courts against third parties (either governmental authorities or former owners of land in the El Mauro area) which relate to the Mauro tailings dam project. None of these cases are directly against Los Pelambres, but in some cases the company has participated in proceedings in case an eventual judgement affects the Mauro tailings dam project. The Group is confident that these claims will not have any material impact on the project. Construction of the dam is continuing in accordance with the original schedule and the project is expected to be completed as planned by the end of 2007.

Enquiries:

Alejandro Rivera

arivera@aminerals.cl
Santiago: (56-2) 3775145

Desmond O'Conor

doconor@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma

hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Issued by:

Keith Irons
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 7367 8873

El Tesoro

Cathode production at El Tesoro in the first quarter was 23,600 tonnes, marginally above the quarterly average for 2006. This reflected the increase in ore grades, partly offset by the decrease in plant throughput and slightly lower recoveries.

Cash costs in the first quarter were 87.4 cents per pound, 8.8 cents above the previous full year but below forecast levels. The increase resulted from the higher waste to ore ratio, and also from the higher prices and consumption of sulphuric acid.

Michilla

Michilla produced 11,600 tonnes of copper cathodes in the first quarter of the year, in line with forecast but slightly below the quarterly average of 2006. This was due to minor reductions in throughput and ore grades, offset by improved recoveries due to the higher proportion of sulphide ore processed.

Cash costs in Q1 were 123.1 cents per pound, 2.6% lower than the 2006 full year. This was mainly due to lower transportation costs.

Transport

The transport division continued to perform strongly. Rail tonnages in the first quarter were 1,253,000 tons, 11.7% higher than the quarterly average for 2006. This compensated for a reduction in road tonnages.

Water

The water division also performed well with volumes up by 6.6% over the quarterly average for 2006 mainly due to increased sales to industrial customers.

ANTOFAGASTA PLC

Quarterly Production Report Q1 2007

Los Pelambres	Q1 2007	Q2 2007	Q3 2007	[illegible]	[illegible]	[illegible] 2006	Full Year 2006
Production statistics							
Daily average ore treated ('000 tonnes)	125.0				125.0	120.9	127.4
Average ore grade (%)	0.71				0.71	0.81	0.81
Average recovery (%)	92.5				92.5	88.1	88.7
Concentrate produced ('000 tonnes)	186.5				186.5	194.8	842.6
Average concentrate grade (%)	39.6				39.6	39.6	39.9
Fine copper in concentrate ('000 tonnes)	73.1				73.1	76.6	335.2
Payable copper in concentrate ('000 tonnes)	70.7				70.7	74.1	324.2
Average moly ore grade (%)	0.033				0.033	0.026	0.028
Average moly recovery (%)	66.7				66.7	74.4	76.1
Payable moly ('000 tonnes)	2.1				2.1	2.0	9.8
Cash costs statistics							
On-site and shipment costs (cents per pound)	64.7				64.7	54.5	56.4
Tolling charges for concentrates (cents per pound)	25.7				25.7	34.8	39.7
By - product credits (cents per pound) *	(86.3)				(86.3)	(59.5)	(79.7)
Cash costs (cents per pound)	4.2				4.2	29.8	16.4

(*) Note: By-products credits do not include any costs attributable to the production of molybdenum concentrate. By-product calculations also do not take into account unrealised mark-to-market gains at the beginning or end of each period.

El Tesoro	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Daily average ore treated ('000 tonnes)	27.8				27.8	29.7	28.7
Average ore grade (%)	1.21				1.21	0.99	1.16
Average recovery (%)	77.4				77.4	77.9	78.1
Copper cathodes ('000 tonnes)	23.6				23.6	20.8	94.0
Cash costs (cents per pound)	87.4				87.4	79.6	78.6

Michilla	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Daily average ore treated ('000 tonnes)	15.2				15.2	14.6	15.2
Average ore grade (%)	1.04				1.04	1.13	1.05
Average recovery (%)	81.2				81.2	76.2	78.2
Copper cathodes ('000 tonnes)	11.6				11.6	12.1	47.3
Cash costs (cents per pound)	123.1				123.1	120.2	126.4

Transport	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Rail tonnage transported ('000 tons)	1,253				1,253	1,122	4,486
Road tonnage transported ('000 tons)	321				321	383	1,456

Water	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Water volume sold – potable and untreated ('000 m^3) **	10,069				10,069	9,304	37,798

(**) Note: Water volumes include water transportation of 300,000 m^3 in Q1 (270,000 m^3 in Q1 2006 and total for 2006 of 1,604,000 m^3).

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
info@antofagasta.co.uk

Minera Los Pelambres - El Mauro tailings dam project

London, 25 May 2007 – As previously announced, there a number of claims currently at first instance or on appeal in the Chilean courts against third parties (either governmental authorities or former owners of land in the El Mauro area) which relate to the Mauro tailings dam project. None of these cases are directly against Los Pelambres, but in some cases the company has participated in proceedings in case an eventual judgement affects the tailings dam project.

In one of these cases, a first instance court in Santiago rejected a sixth petition by the plaintiff in that case on 18 May 2007 that work on the Mauro tailings dam should cease immediately, confirming Los Pelambres' right to complete its construction. The court nevertheless has held that operation of the dam by depositing tailings cannot for the moment commence, and Los Pelambres intends to appeal against this part of the decision. This resolution was issued following a first instance judgement issued on 19 April, in which the validity of a purchase and sale agreement in 1992 between two former owners of land in the area of the Mauro tailings dam was successfully challenged by the plaintiff seller. Los Pelambres, who acquired the land in 2001, had participated in this trial to protect its interest and has appealed against this decision to the Court of Appeals. The appeal has the effect of suspending the effect of the first instance resolution. Current operations are unaffected as the Quillayes dam remains in use.

The Group is confident that Los Pelambres' legal title to the land in question will be upheld on appeal and it believes that this as well as any other outstanding claims will not have any material impact on the Mauro tailings dam project. Construction of the tailings dam, which is now 86% complete, is continuing in accordance with the original schedule and the project is expected to be completed as planned by the end of 2007.

Enquiries – London

Antofagasta plc

Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago

Antofagasta Minerals S.A.

Tel: +562 377 5000
Francisco Veloso
Email: fveloso@aminerals.cl

Issued by
Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

Oliver Winters
Email : oliver.winters@bankside.com

ANTOFAGASTA PLC

For immediate release

5 Princes Gate **Telephone:** **+ 44 20 7808 0988**
London **Fax:** **+ 44 20**
7808 0986
SW7 1QJ **Email:** **info@antofagasta.co.uk**
United Kingdom

Unaudited Results for the First Quarter ended 31 March 2007

London, 30 May 2007

Highlights

	Three months ended 31 March 2007 US$'m	Three months ended 31 March 2006 US$'m	Change %	Full year 2006 US$'m
Group turnover	830.4	748.6	10.9%	3,870.0
Group EBITDA	625.0	522.7	19.6%	2,957.3

Turnover

Group turnover in the three months ended 31 March 2007 was US$830.4 million compared with US$748.6 million in the first quarter of 2006, reflecting higher copper and molybdenum prices.

LME copper prices averaged 269.5 cents per pound compared with 224.3 cents per pound in the three months ended 31 March 2006. Pricing adjustments on the close out of provisional sales resulted in an average realised copper price of 297.1 cents per pound as prices improved toward the end of the quarter, compared with 276.3 cents per pound in the comparative period. Market molybdenum prices, which did not differ significantly from prices realised by Los Pelambres, averaged US$26.2 per pound in the three months, an increase from the average price of US$23.0 per pound in Q1 2006.

The volume of copper sold was 106,300 tonnes (three months ended 31 March 2006 – 108,100 tonnes). Production was 105,900 tonnes (three months ended 31 March 2006 – 107,000 tonnes). The marginal reduction was mainly due to the expected decrease in ore grades at Los Pelambres, partly offset by higher ore throughput. The overall decrease was also partly offset by improved production at El Tesoro, where ore grades improved compared with the first quarter of 2006. Molybdenum sales and production volumes were 2,200 tonnes and 2,100 tonnes respectively (three months ended 31 March 2006 – both sales and production of 2,000 tonnes). In the case of both copper and molybdenum, sales volumes vary from the production volumes reported on 3 May 2007 as a result of timing differences in shipping and loading schedules.

The transport and water divisions continued to perform well, benefiting in both cases from increased volumes.

Further details of production and sales volumes and realised prices by mining operation are given in Note 2, and an analysis of turnover by business segment is given in Note 3. Further details of the operating performance of each mine and the rail and water division are also given in the Group's first quarter production report released on 3 May 2007.

EBITDA

Group EBITDA in the three months ended 31 March 2007 was US$625.0 million, compared with US$522.7 million in Q1 2006. The improved EBITDA resulted mainly from the higher realised copper and molybdenum prices in the current period as explained in connection with turnover above, and the impact in the comparative period of charges related to the Group's commodity hedging programme, as discussed below.

As reported on 3 May 2007, weighted average cash costs for the Group's mining operations, which are stated net of by-product credits, were 35.8 cents per pound in the three months ended 31 March 2007. This compared with 49.7 cents per pound in the comparative period in 2006. This decrease was largely the result of improved by-product credits at Los Pelambres. By-product credits (expressed in cents per pound of copper produced) improved as a result of lower copper production at Los Pelambres in this quarter, and the higher molybdenum prices outlined above.

Weighted average cash costs excluding by-product credits were 93.4 cents per pound (three months ended 31 March 2006 – 90.9 cents per pound). These costs include tolling charges and production costs for both copper and molybdenum. Compared with the same period in 2006, cost increases were mainly due to higher on-site costs at the Group's mines, largely offset by lower tolling charges at Los Pelambres (reflecting lower treatment and refining charges and a reduced impact of price participation with smelters). Cash costs for each mine remain in line with the Group's initial forecasts for the year. Further details of the cash costs of each mine are given in the Group's first quarter production report of 3 May 2007.

The amount recognised in the income statement during the current period in respect of the Group's commodity hedging programme was a gain of US$1.4 million, recorded within turnover as the Group has applied hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2007. During the three months ended 31 March 2006 a charge of US$37.8 million was recognised in respect of commodity hedging, recorded within other operating expenses. The gain recognised during the current period relates to those commodity instruments in place at the end of 2006 which matured during the period.

Further details of cash costs by mining operation are given in Note 2, and an analysis of EBITDA by business segment is given in Note 3. Additional commodity hedging has recently been put in place at El Tesoro and Michilla; details of commodity instruments are given in Note 5.

Basis of Information

The Group turnover and EBITDA figures included in this release for the three-month period ended 31 March 2007 are presented on a basis consistent with the accounting policies used in the Group's 2006 Annual Report and Financial Statements (except in relation to the application by the Group of the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2007 as set out in Note 5) under International Financial Reporting Standards and Interpretations ("IFRS").

The Group's three mining companies, Los Pelambres, El Tesoro and Michilla, will today also file quarterly financial statements under Chilean GAAP for the three-month period ended 31 March 2007 with the Chilean securities regulator, the Superintendencia de Valores y Seguros de Chile ("SVS"). These filings are in accordance with mining tax legislation introduced in Chile in 2005 which required companies that have elected to enter a tax stability regime to publish quarterly financial information from the 2006 financial year onwards. This release includes a summary of the Chilean GAAP income statement, balance sheet and cash flow statement for each of the three mining companies to be filed with the SVS.

Analyst Enquiries – London **Enquiries - Santiago**

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

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Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Antofagasta Minerals S.A.
Tel +562 377 5145

Alejandro Rivera
Email: arivera@aminerals.cl

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Email: oliver.winters@bankside.com

Notes

1. General information and accounting policies

These unaudited first quarter results are for the three-month period ending 31 March 2007. The Group turnover and EBITDA information, including all comparatives, have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2006 (except in relation to the application by the Group of the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2007 as set out in Note 5) and in accordance with applicable International Financial Reporting Standards and Interpretations (IFRS) which have been endorsed by the European Union.

While the turnover and EBITDA information contained in this three month results announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The information included in this announcement for the three month periods ending 31 March 2006 and 31 March 2007 is unaudited.

The information contained in this announcement for the year ended 31 December 2006 does not constitute statutory accounts. The statutory accounts for that year have been approved by the Board and reported on by the auditors, and have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain statements under section 237(2) of the Companies Act 1985 (regarding adequacy of accounting records and returns) or under section 237(3) (regarding provision of necessary information and explanations). The comparative information contained in Note 2 of this announcement is not derived from the statutory accounts for the year ended 31 December 2006 and is accordingly not covered by the auditors' report.

2. Production and Sales Statistics

(See notes following Note 2(b).)

(a) Production and sales volumes for copper and molybdenum

	Production			Sales		
	Three months ended 31 March 2007	Three months ended 31 March 2006	Full year 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006	Full year 2006
	000 tonnes	000 tonnes	000 tonnes	**000 tonnes**	000 tonnes	000 tonnes
Copper						
Los Pelambres	**70.7**	74.1	324.2	**71.9**	75.0	324.8
El Tesoro	**23.6**	20.8	94.0	**22.2**	21.9	95.3
Michilla	**11.6**	12.1	47.3	**12.2**	11.2	47.7
Group total	**105.9**	107.0	465.5	**106.3**	108.1	467.8
Molybdenum						
Los Pelambres	**2.1**	2.0	9.8	**2.2**	2.0	9.9

(b) Cash costs per pound of copper produced and realised prices per pound of copper and molybdenum sold

	Cash cost			Realised prices		
	Three months ended 31 March 2007	Three months ended 31 March 2006	Full year 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006	Full year 2006
	US cents	US cents	US cents	**US cents**	US cents	US cents
Copper						
Los Pelambres	**4.2**	29.8	16.4	**304.8**	291.1	335.0
El Tesoro	**87.4**	79.6	78.6	**278.9**	242.1	316.4
Michilla	**123.1**	120.2	126.4	**284.8**	244.6	318.5
Group weighted average (net of by-products)	**35.8**	49.7	40.2	**297.1**	276.3	329.5
Group weighted average (before deducting by-products)	**93.4**	90.9	95.6			
Cash costs at Los Pelambres comprise:						
On-site and shipping cost	**64.7**	54.5	56.4			
Tolling charges for concentrates	**25.7**	34.8	39.7			
Cash costs before deducting by-product credits	**90.4**	89.3	96.1			
By-product credits (principally molybdenum)	**(86.3)**	(59.5)	(79.7)			
Cash costs (net of by-product credits)	**4.2**	29.8	16.4			
LME average				**269.5**	224.3	305.3
				US$	US$	US$
Molybdenum						
Los Pelambres				**27.4**	22.5	24.6
Market average price				**26.2**	23.0	24.8

Notes to the production and sales statistics

(i) The production and sales figures represent the actual amounts produced and sold, not the Group's share of each mine. The Group owns 60% of Los Pelambres, 100% of El Tesoro (61% prior to 24 August 2006) and 74.2% of Michilla.

(ii) Los Pelambres produces copper and molybdenum concentrates, and the figures for Los Pelambres are expressed in terms of payable metal contained in concentrate. Los Pelambres is also credited for the gold and silver contained in the copper concentrate sold. El Tesoro and Michilla produce cathodes with no by-products.

(iii) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates at Los Pelambres. Cash costs exclude depreciation, financial income and expenses, hedging gains and losses, exchange gains and losses and corporation tax for all three operations. By-product calculations do not take into account mark-to-market gains for molybdenum at the beginning or end of each period.

(iv) Realised copper prices are determined by comparing turnover from copper sales (grossing up for tolling charges for concentrates) with sales volumes for each mine in the period. Realised molybdenum prices at Los Pelambres are calculated on a similar basis. In the current period realised prices reflect gains and losses on commodity derivatives, which are included within turnover. The classification of these amounts within turnover is due to the application of the hedge accounting provisions of IAS 39 "Financial Instruments:

Recognition and Measurement" with effect from 1 January 2007. Prior to this point, gains and losses on commodity derivatives were included in other operating income or expense, and so are not reflected within the realised price figures for the comparative periods.

(v) The totals in the tables above may include some small apparent differences as the specific individual figures have not been rounded.

(vi) The production information in Note 2(a) and the cash cost information in Note 2(b) is derived from the Group's production report for the first quarter of 2007 published on 3 May 2007.

3. Turnover and EBITDA analysed by business segment

	Turnover			EBITDA		
	Three months ended 31 March 2007	Three months ended 31 March 2006	Full year 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006	Full year 2006
	US$'m	US$'m	US$'m	**US$'m**	US$'m	US$'m
Los Pelambres	**574.0**	531.1	2,701.3	**474.8**	439.0	2,297.0
El Tesoro	**136.5**	116.9	664.8	**93.4**	61.6	456.0
Michilla	**76.6**	60.4	334.9	**43.6**	8.6	158.4
Exploration	**-**	-	-	**(5.5)**	(2.4)	(21.5)
Corporate and other items	**-**	-	-	**(5.1)**	(3.9)	(16.9)
Mining	**787.1**	708.4	3,701.0	**601.2**	502.9	2,873.0
Railway and other transport services	**26.2**	23.5	105.3	**12.5**	8.5	42.9
Water concession	**17.1**	16.7	63.7	**11.3**	11.3	41.4
Group turnover and EBITDA	**830.4**	748.6	3,870.0	**625.0**	522.7	2,957.3

Turnover at Los Pelambres by mineral:

	Before deducting tolling charges			Tolling charges			Net of tolling charges		
	Three months ended 31 March 2007	Three months ended 31 March 2006	Full year 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006	Full year 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006	Full year 2006
	US$'m	US$'m	US$'m	**US$'m**	US$'m	US$'m	**US$'m**	US$'m	US$'m
Copper	**483.1**	481.3	2,399.0	**(47.6)**	(51.8)	(254.0)	**435.5**	429.5	2,145.0
Molybdenum	**131.6**	99.3	536.4	**(4.5)**	(6.1)	(22.6)	**127.1**	93.2	513.8
Gold and silver	**11.6**	8.5	43.1	**(0.2)**	(0.1)	(0.6)	**11.4**	8.4	42.5
Los Pelambres	**626.3**	589.1	2,978.5	**(52.3)**	(58.0)	(277.2)	**574.0**	531.1	2,701.3

Notes to turnover and EBITDA by business segment

(i) Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$2.2 million (three months ended 31 March 2006 – US$2.1 million; full year 2006 – US$9.6 million).

(ii) Turnover includes the effect of both final pricing and mark-to-market adjustments to provisionally priced sales of copper and molybdenum concentrates and copper cathodes. Further details of such adjustments are given in Note 4.

(iii) In the current period turnover includes realised gains on commodity derivatives at Michilla of US$1.4 million. The classification of these amounts within turnover is due to the application of the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2007. Prior to this point, gains and losses on commodity derivatives were included in other operating income or expense. In the comparative periods, other operating expense included losses at El Tesoro of US$17.3 million in the three months ended 31 March 2006 and US$44.8 million in the 2006 full year, and losses at Michilla of US$20.5 million in the three months ended 31 March 2006 and US$39.7 million in the 2006 full year. Further details of such gains or losses are given in Note 5.

(iv) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed below to show separately the amounts prior to deduction of tolling charges, the tolling charges involved and the net amounts included in turnover. El Tesoro and Michilla do not generate by-products from their copper cathode operations.

(v) EBITDA is calculated by adding back depreciation, amortisation and disposals of plant, property and equipment and any impairment charges to operating profit from subsidiaries.

4. Embedded derivatives – provisionally priced sales

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

The mark-to-market adjustments at the end of each period and the effect on turnover in the income statement for each period are as follows:

	Balance sheet - net mark to market effect on debtors		
	At 31.03.07	At 31.03.06	At 31.12.06
	US$'m	US$'m	US$'m
Los Pelambres - copper concentrate	**65.1**	78.0	(110.1)
Los Pelambres - tolling charges for copper concentrate	**(4.0)**	(3.7)	7.6
Los Pelambres - molybdenum concentrate	**6.8**	(5.8)	(3.9)
El Tesoro - copper cathodes	**3.6**	3.1	1.3
Michilla - copper cathodes	**0.9**	1.0	(0.6)
	72.4	72.6	(105.7)

(a) Copper sales

	Three months ended 31 March 2007			Three months ended 31 March 2006			Full year 2006		
	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m	US$'m
	Los Pelambres	El Tesoro	Michilla	Los Pelambres	El Tesoro	Michilla	Los Pelambres	El Tesoro	Michilla
	Copper concentrate	Copper cathodes	Copper cathodes	Copper concentrate	Copper cathodes	Copper cathodes	Copper concentrate	Copper cathodes	Copper cathodes
Provisionally invoiced gross sales	429.7	136.6	76.8	362.9	109.7	56.7	2,175.5	653.1	326.0
Effects of pricing adjustments to previous period invoices									
Reversal of mark-to-market adjustments at the end of the previous period	110.1	(1.3)	0.6	(33.2)	(0.2)	0.1	(33.2)	(0.2)	0.1
Settlement of copper sales invoiced in the previous period	(125.8)	(6.6)	(3.2)	73.6	1.4	0.8	169.2	2.0	0.6
Total effect of adjustments to previous period invoices in the current period	(15.7)	(7.9)	(2.6)	40.4	1.2	0.9	136.0	1.8	0.7
Effects of pricing adjustments to current period invoices									
Settlement of copper sales invoiced in the current period	4.0	4.2	1.5	-	2.9	1.8	197.6	8.6	8.8
Mark-to-market adjustments at the end of the current period	65.1	3.6	0.9	78.0	3.1	1.0	(110.1)	1.3	(0.6)
Total effect of adjustments to current period invoices	69.1	7.8	2.4	78.0	6.0	2.8	87.5	9.9	8.2
Turnover before deducting tolling charges	483.1	136.5	76.6	481.3	116.9	60.4	2,399.0	664.8	334.9
Tolling charges	(47.6)	-	-	(51.8)	-	-	(254.0)	-	-
Turnover net of tolling charges	435.5	136.5	76.6	429.5	116.9	60.4	2,145.0	664.8	334.9

Copper concentrate

Copper concentrate sales at Los Pelambres have an average settlement period of approximately four months from shipment date. At 31 March 2007, sales totalling 112,000 tonnes remained open as to price, with an average mark-to-market price of 311.7 cents per pound compared with an average provisional invoice price of 285.3 cents per pound. At 31 March 2006, sales totalling 113,500 tonnes remained open as to price, with an average mark-to-market price of 245.3 cents per pound compared with an average provisional invoice price of 215.1 cents per pound. At 31 December 2006, sales totalling 127,100 tonnes remained open as to price, with an average mark-to-market price of 287.0 cents per pound compared with an average provisional invoice price of 326.3 cents per pound.

Tolling charges include a mark-to-market loss for copper concentrate sales open as to price at 31 March 2007 of US$11.6 million (31 March 2006 – loss of US$3.7 million, 31 December 2006 – gain of US$7.6 million).

Copper cathodes

Copper cathode sales at El Tesoro and Michilla have an average settlement period of approximately one month from shipment date.

At 31 March 2007, sales totalling 10,900 tonnes remained open as to price, with an average mark-to-market price of 312.8 cents per pound compared with an average provisional invoice price of 294.0 cents per pound. At 31 March 2006, sales totalling 11,400 tonnes remained open as to price, with an average mark-to-market price of 246.8 cents per pound compared with an average provisional invoice price of 230.7 cents per pound. At 31 December 2006, sales totalling 11,600 tonnes remained open as to price, with an average mark-to-market price of 286.6 cents per pound compared with an average provisional invoice price of 294.0 cents per pound.

(b) Molybdenum sales

	Three months ended 31.03.07	Three months ended 31.03.06	Year ended 31.12.06
	US$'m	US$'m	US$'m
	Los Pelambres	Los Pelambres	Los Pelambres
	Molybdenum concentrate	Molybdenum concentrate	Molybdenum concentrate
Provisionally invoiced gross sales	**121.8**	117.8	547.8
Effects of pricing adjustments to previous period invoices			
Reversal of mark-to-market adjustments at the end of the previous period	**2.4**	12.6	12.6
Settlement of molybdenum sales invoiced in the previous period	**(1.7)**	(22.8)	(27.5)
Total effect of adjustments to previous period invoices in the current period	**0.7**	(10.2)	(14.9)
Effects of pricing adjustments to current year invoices			
Settlement of molybdenum sales invoiced in the current period	**2.3**	(2.5)	5.9
Mark-to-market adjustments at the end of the current period	**6.8**	(5.8)	(2.4)
Total effect of adjustments to current period invoices	**9.1**	(8.3)	3.5
Turnover before deducting tolling charges	**131.6**	99.3	536.4
Tolling charges	**(4.5)**	(6.1)	(22.6)
Turnover net of tolling charges	**127.1**	93.2	513.8

Molybdenum sales at Los Pelambres have an average settlement period of approximately three months after shipment date. At 31 March 2007, sales totalling 1,500 tonnes remained open as to price, with an average mark-to-market price of US$27.9 per pound compared with an average provisional invoice price of US$25.9 per pound. At 31 March 2006, sales totalling 1,500 tonnes remained open as to price, with an average mark-to-market price of US$22.9 per pound compared with an average provisional invoice price of US$24.1 per pound. At 31 December 2006, sales totalling 2,100 tonnes remained open as to price, with an average mark-to-market price of US$25.0 per pound compared with an average provisional invoice price of US$25.5 per pound.

5. Commodity derivatives

The Group periodically uses derivative financial instruments to reduce exposure to commodity price movements. The Group does not use such derivative instruments for speculative trading purposes.

The Group has applied the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2007. From that date, changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows have been recognised directly in equity, with any ineffective portion recognised immediately in the income statement. Realised gains and losses on commodity derivatives recognised in the income statement have been recorded within turnover. Prior to 1 January 2007 derivatives were measured at fair value through the income statement, with gains or losses on commodity derivatives being recorded within other operating income or expense.

The balance sheet mark-to-market adjustments at the end of each period and the total effect of commodity derivatives on operating profit in the income statement for each period are as follows:

	Balance sheet Net financial asset/(liability)			**Income statement Total effect**		
	At 31.03.07	At 31.03.06	At 31.12.06	**Three months ended 31 March 2007**	Three months ended 31 March 2006	Full year 2006
	US$'m	US$'m	US$'m	**US$'m**	US$'m	US$'m
El Tesoro	**(0.2)**	(27.5)	-	**-**	(17.3)	(44.8)
Michilla	**(0.4)**	(30.8)	7.3	**1.4**	(20.5)	(39.7)
	(0.6)	(58.3)	7.3	**1.4**	(37.8)	(84.5)

The balance sheet mark-to-market effect is stated before taking into account any payments on account of margin calls.

The US$1.4 million gain recognised within turnover during the three months ended 31 March 2007 related to amounts realised on derivatives which matured in the period. During the period net mark-to-market losses of US$6.5 million were recognised within reserves.

The Group had min/max instruments at 31 March 2007 for 10,800 tonnes of copper production, with a weighted average floor of 281.0 cents per pound and a weighted average cap of 338.5 cents per pound. These instruments had a weighted average duration of 4.5 months and a maximum duration of 9 months.

At 31 March 2007, the Group also had futures at Michilla for 10,800 tonnes of copper production with an average price of US 306.9 cents, a weighted average duration of 5.5 months and a maximum duration of 9 months. It also had futures to both buy and sell copper production at El Tesoro, with the effect of swapping COMEX prices for LME prices without eliminating underlying market price exposure. These have a weighted average price of US 312.0 cents, a weighted average duration of 5.5 months and a maximum duration of 10 months.

Between 31 March 2007 and the date of this report the Group has entered into additional min/max instruments for 85,800 tonnes of copper production (of which 82,400 tonnes relate to El Tesoro and 3,400 tonnes relate to Michilla), covering a total period up to 31 December 2009. The weighted average period covered by these instruments calculated with effect from 1 April 2007 is 21 months. The maximum duration of the individual instruments in place during this period is 12 months. The instruments have a weighted average floor of 261.8 cents per pound and a weighted average cap of 394.6 cents per pound.

6. Summary of mining companies' Chilean GAAP financial statements

(See notes following Note 6(c)).

The balance sheets, income statements and cash flow statements prepared under Chilean GAAP and to be filed with the SVS are summarised below.

(a) Balance sheets

	Los Pelambres At 31.03.2007 US$'m	Los Pelambres At 31.03.2006 US$'m	**El Tesoro At 31.03.2007 US$'m**	El Tesoro At 31.03.2006 US$'m	**Michilla At 31.03.2007 US$'m**	Michilla At 31.03.2006 US$'m
Cash and cash equivalents	**761.1**	780.7	**285.0**	40.9	**105.0**	7.8
Trade and other receivables	**339.2**	248.1	**54.2**	47.1	**22.7**	16.4
Inventories	**51.2**	46.2	**61.9**	35.6	**16.1**	20.9
Current and deferred tax assets	**11.8**	14.8	**3.2**	22.7	**3.0**	5.2
Current assets	**1,163.3**	1,089.8	**404.3**	146.3	**146.8**	50.3
Fixed assets	**1,559.7**	1,242.2	**253.2**	264.9	**51.7**	64.4
Other non-current assets	**150.9**	149.4	**48.3**	61.4	**0.9**	1.1
TOTAL ASSETS	**2,873.9**	2,481.4	**705.8**	472.6	**199.4**	115.8
Short term borrowings	**86.6**	87.2	**14.6**	14.9	**-**	-
Trade and other payables	**111.5**	65.9	**35.9**	34.3	**18.8**	18.3
Current and deferred tax liabilities	**112.5**	97.8	**43.3**	35.2	**21.8**	0.6
Current liabilities	**310.6**	250.9	**93.8**	84.4	**40.6**	18.9
Medium and long term borrowings	**232.4**	313.8	**14.0**	42.0	**-**	-
Trade and other payables	**12.8**	11.7	**6.4**	5.9	**7.4**	7.6
Deferred tax liabilities	**141.1**	132.4	**31.8**	27.8	**-**	-
Non-current liabilities	**386.3**	457.9	**52.2**	75.7	**7.4**	7.6
Total liabilities	**696.9**	708.8	**146.0**	160.1	**48.0**	26.5
Share capital	**373.8**	373.8	**91.0**	91.0	**78.4**	78.4
Reserves	**1,803.2**	1,398.8	**468.8**	221.5	**73.0**	10.9
Total shareholders' equity	**2,177.0**	1,772.6	**559.8**	312.5	**151.4**	89.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,873.9**	2,481.4	**705.8**	472.6	**199.4**	115.8

(b) Income statements

	Los Pelambres	Los Pelambres	El Tesoro	El Tesoro	Michilla	Michilla
	Three months ended 31 March 2007	Three months ended 31 March 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006
	US$'m	US$'m	**US$'m**	US$'m	**US$'m**	US$'m
Turnover	**513.7**	490.0	**132.9**	107.2	**77.3**	42.1
Operating costs	**(100.1)**	(90.4)	**(44.7)**	(40.5)	**(35.3)**	(31.2)
Operating margin	**413.6**	399.6	**88.2**	66.7	**42.0**	10.9
Administrative and distribution expenses	**(17.5)**	(17.8)	**(6.8)**	(6.0)	**(3.4)**	(3.5)
Operating profit	**396.1**	381.8	**81.4**	60.7	**38.6**	7.4
Other income	**-**	0.1	**-**	0.3	**0.1**	0.2
Financial income	**8.5**	7.1	**3.5**	-	**1.1**	0.1
Financial expenses	**(4.8)**	(5.4)	**(0.5)**	(0.9)	**(0.1)**	(0.1)
Other expenses	**(0.1)**	(0.2)	**(0.6)**	(0.3)	**-**	(0.3)
Exchange difference	**1.3**	2.6	**0.3**	0.6	**-**	0.5
Net non-operating income/(expenses)	**4.9**	4.2	**2.7**	(0.3)	**1.1**	0.4
Profit before tax	**401.0**	386.0	**84.1**	60.4	**39.7**	7.8
Income tax expense	**(74.4)**	(68.9)	**(16.5)**	(11.3)	**(7.4)**	(1.5)
Profit for the financial period	**326.6**	317.1	**67.6**	49.1	**32.3**	6.3

(c) Cash flow statements

	Los Pelambres	Los Pelambres	El Tesoro	El Tesoro	Michilla	Michilla
	Three months ended 31 March 2007	Three months ended 31 March 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006	**Three months ended 31 March 2007**	Three months ended 31 March 2006
	US$'m	US$'m	**US$'m**	US$'m	**US$'m**	US$'m
Net cash flow from operating activities	**334.2**	367.9	**66.6**	40.2	**37.8**	(3.3)
Investing activities						
Additions to fixed assets	**(56.0)**	(146.1)	**(0.6)**	(2.8)	**(2.3)**	(3.7)
Disposals of fixed assets	**-**	0.6	**-**	-	**-**	-
Other items	**-**	-	**-**	-	**-**	(0.4)
Net cash used in investing activities	**(56.0)**	(145.5)	**(0.6)**	(2.8)	**(2.3)**	(4.1)
Financing activities						
Dividends paid	**-**	-	**-**	-	**-**	-
Loans repaid	**(2.4)**	(2.4)	**-**	-	**-**	-
Net cash used in financing activities	**(2.4)**	(2.4)	**-**	-	**-**	-
Net increase in cash and cash equivalents	**275.8**	220.0	**66.0**	37.4	**35.5**	(7.4)
Cash and cash equivalents at the beginning of the period	**485.3**	560.7	**219.0**	3.5	**69.5**	15.2
Cash and cash equivalents at the end of the period	**761.1**	780.7	**285.0**	40.9	**105.0**	7.8

Notes to Chilean GAAP financial statements

(i) The above balance sheets, income statements and cash flow statements have been derived from the quarterly financial statements of Los Pelambres, El Tesoro and Michilla to be filed with the SVS in Chile. Certain detailed lines in the individual statements have been combined for convenience.

(ii) The balance sheets, income statements and cash flow statements above have been prepared under Chilean GAAP and therefore do not necessarily equate to the amounts that would be included in the Group's consolidated financial statements for a corresponding period either as to measurement or classification.

(iii) The amounts disclosed above represent the full amount for each company and not the Group's attributable share. The Group owns 60% of Los Pelambres, 100% of El Tesoro (61% prior to 24 August 2006) and 74.2% of Michilla.

(iv) A translation into English of the full quarterly financial statements for each company shown in summary form above will be available on the Group's website www.antofagasta.co.uk.

7. Reconciliation of Chilean GAAP results to Turnover and EBITDA under IFRS for individual business segments

(a) Turnover

	Notes	**Los Pelambres Three months ended 31 March 2007 US$'m**	Los Pelambres Three months ended 31 March 2006 US$'m	**El Tesoro Three months ended 31 March 2007 US$'m**	El Tesoro Three months ended 31 March 2006 US$'m	**Michilla Three months ended 31 March 2007 US$'m**	Michilla Three months ended 31 March 2006 US$'m
Chilean GAAP – Turnover		**513.7**	490.0	**132.9**	107.2	**77.3**	42.1
Mark-to-market of provisionally priced sales	7(i)	**60.3**	41.1	**3.6**	2.9	**0.9**	1.1
Reclassification of realised (gains)/losses on commodity derivatives to other operating expense/reserves	7(ii)	**-**	-	**-**	6.8	**(1.6)**	17.2
IFRS – Turnover		**574.0**	531.1	**136.5**	116.9	**76.6**	60.4

(b) EBITDA

	Notes	**Los Pelambres Three months ended 31 March 2007 US$'m**	Los Pelambres Three months ended 31 March 2006 US$'m	**El Tesoro Three months ended 31 March 2007 US$'m**	El Tesoro Three months ended 31 March 2006 US$'m	**Michilla Three months ended 31 March 2007 US$'m**	Michilla Three months ended 31 March 2006 US$'m
Chilean GAAP - Operating profit		**396.1**	381.8	**81.4**	60.7	**38.6**	7.4
Depreciation & amortisation		**17.4**	16.5	**8.7**	8.8	**4.8**	3.5
Chilean GAAP - EBITDA		**413.5**	398.3	**90.1**	69.5	**43.4**	10.9
Mark-to-market of provisionally priced sales	7(i)	**60.3**	41.1	**3.6**	2.9	**0.9**	1.1
Mark-to-market of financial derivatives	7(ii)	**-**	-	**-**	(10.5)	**(1.6)**	(3.3)
Other IFRS and consolidation adjustments	7(iii)	**1.8**	(0.4)	**(0.3)**	(0.3)	**0.9**	(0.1)
IFRS - EBITDA		**474.8**	439.0	**93.4**	61.6	**43.6**	8.6

Notes to reconciliation of turnover and EBITDA

(i) Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

Under Chilean GAAP, the Group's accounting treatment is to value sales, which remain open as to final pricing at the period end, in aggregate at the lower of provisional invoice prices and mark-to-market prices at the balance sheet date. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. Under IFRS, the Group determines mark-to-market prices in the same way as under Chilean GAAP.

This results in a GAAP adjustment in cases where the mark-to-market prices are higher than the provisional invoice prices. For Los Pelambres this results in a credit of US$53.5 million in respect of copper concentrate sales, and a credit of US$6.8 million in respect of molybdenum concentrate sales. The adjustment in respect of El Tesoro is a credit of US$3.6 million, and the adjustment in respect of Michilla is a credit of US$0.9 million.

(ii) The Group uses derivative financial instruments to reduce exposure to commodity price movements. The Group does not use such derivative instruments for trading purposes.

Under Chilean GAAP, such derivatives are held off the balance sheet. Gains or losses on derivative instruments are matched in the income statement against the item intended to be hedged. Such gains or losses are reflected by way of adjustment to turnover.

The Group has applied the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement" with effect from 1 January 2007. From that date, changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows have been recognised directly in equity, with any ineffective portion recognised immediately in the income statement. Realised gains and losses on commodity derivatives recognised in the income statement have been recorded within turnover. Prior to 1 January 2007 derivatives were measured at fair value through the income statement, with gains or losses on commodity derivatives being recorded within other operating income or expense. For the comparative periods, any amounts included in turnover under Chilean GAAP were reclassified accordingly.

(iii) Other IFRS and consolidation adjustments are not material either individually or in aggregate.

ANTOFAGASTA PLC

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: + 44 20 7808 0988
Fax: + 44 20 7808 0986
info@antofagasta.co.uk

COMMENTS MADE BY MR. JEAN-PAUL LUKSIC, CHAIRMAN, AT THE 2007 ANNUAL GENERAL MEETING

London, 13 June 2007

We have had a year of record copper prices and strong molybdenum prices and this has enabled us to show record results for 2006. This is clearly reflected in the turnover and EBITDA figures of the Group where, in the former case, turnover nearly quadrupled from US$978 million in 2003 to almost US$3.9 billion in 2006. In the case of EBITDA, growth was some four and a half times over the same years - US$524 million in 2003 rising to US$2.9 billion in 2006.

The current strength in the copper price has continued into 2007 with an average price to date of 303.0 US cents per pound versus an average 305.3 US cents per pound in 2006. Similarly the average price of molybdenum has moved higher and has averaged US$27.9 per pound to date against an average US$24.8 last year.

Antofagasta has benefited enormously during this period and in each of the last three years we have felt it appropriate to pass this on to shareholders in the form of special dividends. I would reiterate what I mentioned last year – your Board, when considering the level of dividend to be paid, considers that the ordinary dividends (both interim and final) should be a reflection of how the company is doing but at a sustainable long term level. Any special dividend that we recommend would reflect favourable market conditions after taking into account expected future capital expenditure and potential acquisition activity.

Later in this meeting we hope, therefore, that you will approve the final ordinary dividend of 5.0 US cents and the special dividend of 38.0 US cents which makes a total dividend for 2006, including the interim, of 48.2 US cents – which is a historical high. This compares with total dividends paid of 22.0 US cents relating to 2005, 15.8 US cents to 2004 and 7.0 US cents to 2003 before the commodity price surge.

During 2006, Philip Adeane retired from the Board having served as Managing Director from 1982 to 2005 and as Non-Executive Director thereafter. On your behalf, I would like to thank him for his enormous contribution over a long period of time. He continues to act as a senior advisor to the Board and we are glad to be able to continue to draw on his experience. I am also pleased to welcome Bill Hayes, who joined the Board as an independent Non-Executive Director last September. Bill was previously a senior executive with Placer Dome and a former president of the Chilean Mining Council. He has extensive experience of the mining industry both in Chile and globally which will benefit the Group in its future development. I believe your Company now has a strong and well balanced Board to support the management team led by Marcelo Awad since 2004.

It would be appropriate, therefore, for me to give you a brief update of where we are as a Group today. The current strength in the copper and molybdenum markets is that there has been no visible decline in demand worldwide for commodities even after some lower construction indicators in the United States towards the end of last year, something that rather surprised the market which had expected a consequential downward adjustment in the copper price. Growth in Chinese demand has, for example, comfortably exceeded the drop in US demand, while Japan and Europe have also performed well. We are not aware of any significant stock building and neither are we aware of any substantial growth in production, hence our belief that the copper price will remain firm in the foreseeable future.

We continue to look cautiously at these exceptionally strong prices but there does seem now to be a consensus these should remain high compared to historical levels well into next year. We also believe these are partly supported by higher production costs and that historical cost levels are no longer a fair measure of where these may eventually return. One result of these high prices and consequent high profits is a rise in the prices of mining assets.

For this reason we tend to focus on earlier stage acquisitions which inevitably have long production gestation periods but where we know we can add value even when the copper market settles below where it is today. It is in this light that we entered into prospective mine projects in Pakistan, Colombia and Ecuador during 2006 and are continuing to look at many other similar opportunities. We are progressing with our exploration programmes in these areas and in particular, expect to complete a new resource estimate by the end of this year at Reko Diq in Pakistan, where we have a joint venture with Barrick Gold Corporation. A pre-feasibility study is expected to be completed next year. It is perhaps worth mentioning here that I recently took the Board to visit Pakistan and the mine site in Baluchistan and we were all very encouraged by what we saw and our progress to date.

Our focus on Chile continues and we are seeking to expand existing operations and develop new opportunities. We are now reviewing the feasibility study for the Esperanza copper-gold project about which you are already aware and the Board is expected to decide on the outcome of the feasibility study in the next few weeks. We are also progressing with the feasibility study for a possible expansion of Los Pelambres by 25% from the current 140,000 tonnes per day throughput capacity. In addition, the technical studies at Antucoya and the exploration programme in the Sierra Gorda district could extend or enhance operations at Michilla and El Tesoro respectively. Growth prospects for the transport and water divisions also remain good with the start-up of new mining projects in Northern Chile.

We believe it makes sense to conserve some of our earnings for the potential investment this all implies, and I might mention here that over the next five years this could amount to approximately US$3 billion.

I should also perhaps touch here on the El Mauro tailings dam project at Los Pelambres where the construction stage is now nearly complete. As previously reported, we have faced a series of court cases – not directly against Los Pelambres – but which could have a possible impact on us. We remain confident that these will all in the end be satisfactorily resolved because we have complied with all the required processes and permits needed.

Another area of concern affecting our business is energy supply. We, along with others in the Chilean mining industry, have made all the necessary arrangements to support the generators and are confident that the Government is taking the necessary steps to assure the general integrity of the power grids.

The Group's projects and opportunities I referred to earlier should be seen against a background of solid performances by the Group's existing operations. As indicated by our production and financial results for the first quarter of 2007 released during May, we expect to meet our full year production target of 456,000 tonnes of copper with costs in line with expectations.

I want to emphasise again that we are extremely conscious of our environmental and community responsibilities throughout the Group and in the countries in which we are working. We are certain that in the long run this has to be of great benefit to the Group both for our existing operations and new projects.

Similarly and most importantly we take safety very seriously indeed. The Group's record has been well earned and awards have been made by various authorities over several years recognising this. We are always looking for improvement and we shall always strive for this, both by procedures but also by training. We do not believe in financial results coming at the expense of safety.

Finally, labour relations across the Group remain excellent. I am pleased to report that Los Pelambres and Michilla, both of which had labour contracts expiring in the last quarter of this year, were able to conclude new agreements with their respective unions well ahead of time by the end of May. Los Pelambres has entered into a new 45 month agreement with its mine-port union while Michilla has concluded a 48 month agreement with its labour union. The next negotiations in the Group are not due until 2008.

In conclusion, we expect 2007 to be another good year for the Group with good operational performances supported by favourable market conditions and a sound balance sheet. We will also continue to progress with the opportunities we have assembled over the years with the help of this strong financial position. I think you will agree that we have a lot to be getting on with and I believe these projects could substantially enhance the current production profile in the medium to longer term.

Enquiries

Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor
Email: doconor@antofagasta.co.uk

Hussein Barma
Email: hbarma@antofagasta.co.uk

Issued by

Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons
Email: keith@bankside.com

Oliver Winters
Email: oliver.winters@bankside.com

For immediate release

5 Princes Gate
London
SW7 1QJ
United Kingdom

Telephone: **+ 44 20 7808 0988**
Fax: **+ 44 20 7808 0986**
info@antofagasta.co.uk

ANTOFAGASTA BOARD APPROVES THE ESPERANZA COPPER-GOLD PROJECT

London, 2 July 2007

Antofagasta plc ("Antofagasta" or the "Group") announces today that it has approved the development of the Esperanza copper-gold project, located in Chile's II Region approximately four kilometres south of the Group's El Tesoro mine. Esperanza is a sulphide deposit which will produce copper concentrate containing gold and silver by-product credits through a conventional milling and flotation process. Ore throughput is expected to average 97,000 tonnes per day.

Esperanza has a 15 year mine life based on proven, probable and possible ore reserves of 535 million tonnes with an average copper grade of 0.55% and an average gold grade of 0.23 g/tonne, based on a cut-off grade of 0.2% equivalent copper. The total measured, indicated and inferred sulphide resource (including reserves) based on a cut-off grade of 0.2% copper is 1,130 million tonnes with an average copper grade of 0.45%, an average gold grade of 0.16 g/tonne and an average molybdenum grade of 0.011%. In addition, there is an oxide ore resource of 119 million tonnes with an average copper grade of 0.35%, which mainly forms part of the 170 million tonnes of overburden to be removed through pre-stripping. The Esperanza project is adjacent to Antofagasta's Telegrafo sulphide deposit which ultimately is expected to utilise the Esperanza plant and facilities and extend the mine life well beyond the initial 15 year mine plan.

Capital costs are estimated at US$1.5 billion, which includes US$162 million for pumping, pipeline and desalination facilities to enable all the project's water needs to be supplied by seawater. First production is expected at the end of 2010 and in its first ten years of operation Esperanza is expected to produce an annual average of approximately 700,000 tonnes of concentrate containing 195,000 tonnes of payable copper, 229,000 ounces of payable gold and 1,556,000 ounces of payable silver.

Marcelo Awad, Chief Executive Officer of Antofagasta Minerals S.A., the Group's mining division, commented, "We are very pleased to announce the development of the Esperanza project. This is an important step in the Group's growth strategy, and when in full production Esperanza is expected to increase overall copper output by over 40% from current levels. Esperanza is a competitive and environmentally sound project located in Chile, the world's largest copper producing country, where the Group has successfully developed its three existing operations."

The project and its timing are subject to relevant environmental approvals.

Enquiries

London

Investor relations - Antofagasta plc
Tel: +44 20 7808 0988
www.antofagasta.co.uk

Desmond O'Conor - doconor@antofagasta.co.uk
Hussein Barma - hbarma@antofagasta.co.uk

Media enquiries - Bankside Consultants
Tel: +44 20 7367 8873

Keith Irons - keith@bankside.com
Oliver Winters - oliver.winters@bankside.com

Santiago

Antofagasta Minerals S.A.
Tel: +562 377 5000

Francisco Veloso
Email: fveloso@aminerals.cl

Quarterly Production Report Q2 2007

ANTOFAGASTA PLC

31 July, 2007

Highlights

- **Group copper production in Q2 was 106,100 tonnes, marginally above Q1.**
- **Molybdenum production at Los Pelambres in Q2 was 2,800 tonnes compared with 2,100 tonnes in Q1.**
- **Group cash costs in Q2 were 24.8 cents per pound compared with 35.8 cents per pound in Q1, due to improved by-product credits which offset higher on-site costs and tolling charges.**

Group Total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	H1 2007	H1 2006	Full Year 2006
Total production of payable copper ('000 tonnes)	**105.9**	**106.1**			**212.1**	**207.9**	**465.5**
Total production of payable moly ('000 tonnes)	**2.1**	**2.8**			**4.9**	**4.1**	**9.8**
Weighted average cash costs (cents per pound)	**35.8**	**24.8**			**30.3**	**46.9**	**40.2**

Los Pelambres

Los Pelambres produced 71,100 tonnes of payable copper in Q2 and 141,800 tonnes in the first six months of 2007, marginally above the first six months of last year. The increase was mainly due to higher plant throughput as a result of the increased plant capacity completed in the previous year and higher recoveries, partly offset by the expected lower ore grade.

Molybdenum production was 2,800 tonnes in Q2, and 4,900 tonnes in the first six months of 2007, 19.5% above the first half of 2006. The increase was mainly due to the higher grade and to a lesser extent the higher plant throughput, offset by lower recoveries.

Cash costs in Q2 were negative 21.3 cents per pound compared to 4.2 cents per pound in Q1, a decrease of 25.5 cents per pound, mainly due to improved by-product credits. Cash costs during the first half of 2007 were negative 8.6 cents per pound compared with 24.4 cents per pound for the same period last year. This decrease in costs was mainly due to higher by-product credits and lower tolling charges, partly offset by higher on-site costs. The improved by-product credits reflect higher molybdenum production and market prices (which averaged US$28.4 per pound in 2007 H1 compared with US$23.7 per pound in 2006 H1). Tolling charges were lower this half year mainly due to reduced price participation. The increase in on-site and shipping costs during the first half of the year compared with the same period last year was partly due to lower ore grades and increased energy, fuel, lubricants and machinery hire costs. In addition, costs were also higher due to a significant level of programmed plant maintenance in Q2 and the costs of the one-off bonus payment on the early conclusion of the labour negotiation with the mine-port union in May.

Enquiries – Investor Relations:

Alejandro Rivera

arivera@aminerals.cl
Santiago: (56-2) 3775145

Desmond O'Conor

doconor@antofagasta.co.uk
London: (44-20) 7808 0988

Hussein Barma

hbarma@antofagasta.co.uk
London: (44-20) 7808 0988

Enquiries - Media:

Keith Irons
Oliver Winters
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 7367 8873

El Tesoro

Cathode production at El Tesoro was 23,200 tonnes in Q2 and 46,800 tonnes during the first half of the year, which represents a 10% increase compared with 2006 H1. This increase reflected better ore grades and higher metallurgical recoveries, partly offset by a lower level of ore treated.

Cash costs in Q2 were 106.5 cents per pound, an increase of 19.1 cents per pound over the previous quarter, mainly due to higher energy costs following the re-negotiation of the power supply contract (including one-off back settlements). Cash costs during the first half of the year were 96.9 cents per pound, higher than the same period last year but below budget. The increase compared with 2006 H1 is mainly explained by the higher waste-to-ore ratio, as well as higher energy costs and acid consumption and prices.

Michilla

Michilla produced 11,800 tonnes of copper cathodes in the second quarter of the year making a total of 23,400 tonnes during the first half, marginally below the first six months of 2006. The higher ore throughput and the higher metallurgical recovery in 2007 H1 compensated for the decline in grades.

Cash costs were 141.4 cents per pound in Q2 and 132.3 cents per pound in the first half of the year. The costs for 2007 H1 were below budget but higher than the first six months of 2006, reflecting the one-off costs of the labour negotiation completed during Q2, as well as higher costs of energy, fuel and third party services.

Exploration – Colombia and Ecuador

During July, the Group decided not to continue with the exploration agreements with Ascendent Copper Corporation in respect of the Chaucha deposit in Ecuador and with AngloGold Ashanti in the area of interest in southern Colombia, following a review of drilling results achieved to date. The Group nevertheless remains committed to its disciplined strategy of growth and will continue to seek opportunities in mining both in Latin America and worldwide.

Transport

The transport division had a strong first half. Combined rail and road volumes transported during the first half of 2007 were 11.6% higher than the same period of 2006. The increase was mainly attributable to the impact of the Spence project (which commenced shipments in the second half of 2006), along with increased volumes from other clients.

Water

The water business continued to perform well. Volumes sold during the first half increased to 19.8 million cubic metres, a 6.7% increase compared with 2006 H1, mainly due to improved sales to industrial customers.

Quarterly Production Report Q2 2007

ANTOFAGASTA PLC

Los Pelambres	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Production statistics							
Daily average ore treated ('000 tonnes)	125.0	126.0			125.5	120.2	127.4
Average ore grade (%)	0.71	0.70			0.71	0.82	0.81
Average recovery (%)	92.5	91.9			92.2	88.1	88.7
Concentrate produced ('000 tonnes)	186.5	202.6			389.0	395.0	842.6
Average concentrate grade (%)	39.6	36.5			38.0	39.8	39.9
Fine copper in concentrate ('000 tonnes)	73.1	73.6			146.7	146.4	335.2
Payable copper in concentrate ('000 tonnes)	70.7	71.1			141.8	141.6	324.2
Average moly ore grade (%)	0.033	0.030			0.031	0.026	0.028
Average moly recovery (%)	66.7	75.6			71.0	75.2	76.1
Payable moly ('000 tonnes)	2.1	2.8			4.9	4.1	9.8
Cash costs statistics							
On-site and shipping costs (cents per pound)	64.7	82.0			73.4	55.6	56.4
Tolling charges for concentrates (cents per pound)	25.7	31.9			28.8	39.8	39.7
By - product credits (cents per pound) *	(86.3)	(135.2)			(110.8)	(71.0)	(79.7)
Cash costs (cents per pound)	4.2	(21.3)			(8.6)	24.4	16.4

(*) Note: By-products credits do not include any costs attributable to the production of molybdenum concentrate. By-product calculations also do not take into account unrealised mark-to-market gains at the beginning or end of each period.

Quarterly Production Report
Q2 2007

ANTOFAGASTA PLC

El Tesoro	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Daily average ore treated ('000 tonnes)	27.8	26.3			27.1	29.1	28.7
Average ore grade (%)	1.21	1.25			1.23	1.08	1.16
Average recovery (%)	77.4	77.3			77.4	75.7	78.1
Copper cathodes ('000 tonnes)	23.6	23.2			46.8	42.5	94.0
Cash costs (cents per pound)	87.4	106.5			96.9	79.7	78.6

Michilla	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Daily average ore treated ('000 tonnes)	15.2	15.4			15.3	15.0	15.2
Average ore grade (%)	1.04	1.04			1.04	1.10	1.05
Average recovery (%)	81.2	78.3			79.7	76.3	78.2
Copper cathodes ('000 tonnes)	11.6	11.8			23.4	23.8	47.3
Cash costs (cents per pound)	123.1	141.4			132.3	122.0	126.4

Transport	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Rail tonnage transported ('000 tons)	1,253	1,301			2,554	2,133	4,486
Road tonnage transported ('000 tons)	321	342			663	750	1,456

Water	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Acc 2007	Acc 2006	Full Year 2006
Water volume sold – potable and untreated ('000 m^3) **	10,069	9,740			19,809	18,536	37,798

(**) Note: Water volumes include water transportation of 300,000 m^3 in Q1 and 266,000 in Q2 (270,000 m^3 in Q1 2006 and 740,000 m^3 in Q2 2006).

END